
TODAY IS THE DAY...

09 BRIGGS & STRATTON CORPORATION ANNUALREPORT

Letter to Shareholders

Notice of 2009 Annual Meeting of Shareholders

Proxy Statement

2009 Annual Report to Shareholders on Form 10-K

BRIGGS & STRATTON ®

BRIGGSandSTRATTON.COM

...ENGINES MATTER



PERFORMANCE MATTERS.

STARTS IN 2 PULLS. WE PROMISE.



PRIDE MATTERS.

A PROVEN LEADER YESTERDAY, TODAY AND TOMORROW.


VANGUARD

RESULTS MATTER.

BETTER ENGINES MEAN BETTER RESULTS.



IT MATTERS WHAT'S INSIDE.

GOOD OLD AMERICAN KNOW-HOW AND CAN-DO SPIRIT.



GENUINE PARTS MATTER.

GENUINE PARTS ARE GOOD FOR BUSINESS AND CONSUMERS.

Briggs & Stratton Corporation

The world's largest producer of air cooled gasoline engines and a leading producer of outdoor powered equipment.

Financial Highlights (in thousands, except per share data)

For The Fiscal Years Ended June 28, 2009, June 29, 2008 and July 1, 2007

	2009	2008	2007
Net Sales	**$ 2,092,189**	$ 2,151,393	$ 2,156,833
Income Before Provision (Credit) for Income Taxes	**40,409**	29,609	3,302
Net Income	**31,972**	22,600	6,701
Net Income Per Share of Common Stock:			
Basic Earnings	**0.64**	0.46	0.13
Diluted Earnings	**0.64**	0.46	0.13
Provision for Depreciation	**63,981**	65,133	70,379
Expenditures for Plant and Equipment	**43,027**	65,513	68,000
Cash Dividends Paid	**38,171**	43,560	43,870
Per Share	**.77**	.88	.88
Shareholders' Investment	**694,684**	837,523	838,454
Per Share	**14.01**	16.90	16.94
Return on Average Shareholders' Investment	**4.2%**	2.7%	0.7%
Economic Return on Capital	**2.6%**	3.6%	1.3%
Weighted Average Number of Shares of Common Stock Outstanding	**49,572**	49,549	49,715

Mission Statement

BRIGGS & STRATTON®

THE POWER WITHIN™

We will create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will embrace our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products. In pursuing this mission, we will provide power for all people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to our shareholders' investment.

BRIGGS & STRATTON CORPORATION

August 24, 2009

Dear Shareholder:

Our financial results for fiscal 2009 might be best distilled down to the phrase "doing more with less." According to industry trade association figures, demand for walk behind rotary lawn mowers dropped 11%, and sales of front engine riding mowers were off 13%. This represents an unprecedented fifth down year for the lawn and garden power products industry. From the peak in 2004, walk behind mower sales are down 38% and riding mower sales are down 43%. This has obviously represented a daunting challenge to the operational capabilities of a company as vertically integrated as is Briggs & Stratton. But despite the fact that top line revenues for fiscal 2009 were down 3% from fiscal 2008, our company was able to increase net income by 41% to $32 million. And if you eliminate unusual items from both years, consolidated net income was up by $33.3 million.

As we look back five years, I'm sure our management team would have believed that a 40% drop in market demand would have eliminated all hope for your company showing a profit. How have we achieved this?

Refinement and execution of our Powerful Solution strategy has been invaluable in meeting the key challenges of the consolidation of power products retailers, the threat of competition from low cost countries, particularly China, and the slings and arrows of a down market. As recounted in previous shareholder letters, this strategy is intended to achieve virtual integration of power products by engaging industry end products producers in a cooperative effort. The strategy was supported by the Powerful Solution incentive compensation plan, a "scorecard" type program that was in place for the past two years, which rewarded achievements relative to various elements of the Powerful Solution strategy. Successful implementation of the Powerful Solution strategy has not only ensured our profitability, but also increased our presence in the category.

It might be helpful to recall the key elements of the Powerful Solution strategy:

1) Integration of Engine/End Product – Developing more integrative alliances with our traditional power products customers and related product producers creates powerful synergies with economic benefits in purchasing, product development, operations and market development.

2) Low Cost Provider – Combination of U.S. Focused Factories, Eastern Europe and China Facilities to produce lowest cost products of threshold quality for various domestic markets.

3) Umbrella Brand (Customer Assurance) – "Briggs & Stratton Power" – one of the most powerful brands across all channels and retailers.

4) Trade Brands (Differentiation) – Market focused brands (Simplicity®, Snapper®, Murray®, Brute®, Ferris®) to meet requirement of differentiation for various retail outlets.

5) Category Management – Broadest product scope (engines, generators, pressure washers, compressors, snow throwers, tillers, lawn mowers, lawn tractors) and integrated retailer relationships provide the most efficient and highest value power solutions in the category.

6) Merchandising Focus – Selling value into a category prone to commodity pressures.

7) Returns & Service Support – Integrated solution to most acute mass retail problem.

8) Logistics – Superior delivery of the most desired products.

Successful implementation of the Powerful Solution strategy has driven us to achieve the following distinctions in our industry:

- We're #1 in engines (with record market share in small engines and better than traditional share in large engines).

- We're #1 in portable generators.
- We're #1 in pressure washers.
- We're among the leaders in mowers and snowthrowers.

These achievements position us solidly for superior financial performance in future years. What are some of the developments that helped us get there that were supported by the Powerful Solution strategy?

The acquisitions of Generac, Simplicity, Snapper, Ferris and Murray gave us the foundation, with the brands and operating assets upon which we could build this market position.

Our operations people consolidated plants, cut costs and redesigned processes to give us the most efficient and cost effective manufacturing footprint in the industry; so efficient that most of our domestic competitors in engines, generators and pressure washers closed up shop. Our state-of-the-art small engine plants in the United States can produce a mower engine with little more than one-half hour of labor. This allows us to be competitive on cost with Chinese producers when logistics and other costs are included. While we have successfully defended our market position against Chinese mower engine manufacturers through superior quality and delivery, we remain wary that their pricing practices have, and will continue to, negatively impact our margins.

Moreover, our plant in Chongqing, China produces world-class engines for utility and commercial applications all around the globe. And while our plant in the Czech Republic has faced currency headwinds since its inception, it produces the mower engine preferred by European customers in terms of quality and delivery.

Superb customer integration by our operating groups, sales, engineering and marketing folks is well demonstrated by the development and production of a line of John Deere branded mowers that won the J.D. Power award for the finest mower in the industry.

Moreover, these same disciplines working together in our company have developed truly differentiated power products, which will be introduced in the coming years. In a category prone to marketing commodity products, developing and selling value is the key to success.

We now produce the broadest range of products in the power products category, and possess the best market knowledge in the industry, due to our market position and our substantial investments in market research. We are able to offer our customers true category management capabilities.

Our marketing personnel have fortified the "Briggs & Stratton Power" brand as one of the most powerful brands across all channels and retailers, with their "engines matter", viral marketing and other initiatives. Likewise they have properly positioned our Simplicity, Snapper, Murray, Brute, and Ferris brands with various retailers to maximize differentiation of our trade brands.

And coming in fiscal 2010, with the rationalization of our Jefferson and Watertown plants, will be a very exciting development. We will have the first fully integrated plant in the power products business, when we move generator production into our Auburn plant, which produces the sweet spot generator engines used to support hurricane product.

These are only a few of the initiatives that drove our successful Powerful Solution strategy – there are way too many to mention.

My Impending Retirement

Shortly after the end of our fiscal year, our company announced my intention to retire as CEO, effective December 31, 2009. If I am re-elected to the board of directors at the annual shareholder meeting in October, I plan to stay on as Chairman for a year to assist in the transition of senior management.

I am very proud of all our company's achievements in the last several years as mentioned above, and it is my confidence in the future viability of this company that is allowing me to ride off and pursue some other goals in my life. I want to thank all of our employees, customers, suppliers, board members, investors, bankers, analysts, and the communities in which we do business for the support you have given to me in my leadership position at Briggs & Stratton over the years. It is a remarkable company with extraordinary stakeholders.

As to the future, I think one of our analysts said it best: “BGG appears to have a normal earnings power that is substantially greater than what is reflected in its recent market valuation.... with diminished competition, a much improved manufacturing footprint, moderated raw materials costs and considerable pent-up demand, it will in my estimation require only a modest improvement in consumer confidence for BGG to post surprisingly strong earnings in the years just ahead.”

My successor, Todd Teske, is a strong leader and well understands the strategies that will drive our company's future success. And he will lead a senior management team that is, without a doubt, the best in the industry.

Outlook for 2010

While we believe we have positioned the company for excellent performance when the market recuperates, we are guarded in our optimism for next year. For fiscal 2010, we project that net income will be in the range of $40 to $50 million or $0.80 to $1.01 per diluted share. Consolidated net sales are projected to be approximately 4% lower between years, primarily due to an absence of planned for hurricane related sales of portable generators, and selected price reductions to reflect lower commodity costs. Global markets for engines are mixed at this time, but we anticipate that the domestic market could grow slightly, while export markets could be flat to down next spring. Significant weather events, an improvement in the housing picture, or an up tick in consumer confidence would be cause for the expectation of improved performance.

John S. Shiely
Chairman and Chief Executive Officer

Todd J. Teske
President and Chief Operating Officer

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (in thousands):

	2009	2008	2007
Return on Operations			
Income from operations	**$ 68,341**	$ 26,340	$ 32,157
Adjust for:			
Other income without interest	**2,134**	39,887	12,919
Increase (Decrease) in:			
Bad debt reserves	**1,753**	1,505	(749)
LIFO reserves	**(10,633)**	8,746	6,531
Warranty accrual	**(7,503)**	(5,018)	1,332
Adjusted operating profit	**54,092**	71,460	52,190
Cash taxes (1)	**(12,494)**	(10,853)	(30,424)
Net adjusted cash operating profit after taxes	**$ 41,598**	$ 60,607	$ 21,766
Weighted Average Capital Employed (2)	**$1,624,551**	$1,687,082	$1,652,321
Economic Return on Capital	**2.6%**	3.6%	1.3%
Cost of Capital (3)	**8.5%**	9.4%	9.9%
Economic Value Added (Lost)	**$ (96,488)**	$ (97,979)	$ (141,814)

(1) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(2) Twelve month weighted average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus deferred taxes.

(3) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

BRIGGS & STRATTON CORPORATION

12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at the Country Music Hall of Fame and Museum, 222 Fifth Avenue South, Nashville, TN 37203 on Wednesday, October 21, 2009, at 9:00 a.m. Central Daylight Time, for the following purposes:

(1) To elect three directors to serve for three-year terms expiring in 2012;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the company's independent auditors;

(3) To ratify the Rights Agreement as amended by the Board of Directors on August 12, 2009;

(4) To approve the amended and restated Briggs & Stratton Corporation Incentive Compensation Plan; and

(5) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors.

Wauwatosa, Wisconsin
September 10, 2009

ROBERT F. HEATH, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on October 21, 2009. The Notice of Annual Meeting, Proxy Statement and Annual Report are available at www.proxyvote.com or www.briggsandstratton.com/proxy.

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Country Music Hall of Fame and Museum is located in Nashville, approximately 7 miles from the Nashville International Airport.

Proxy Statement

* * * * *

GENERAL INFORMATION

This proxy statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton Corporation ("Briggs & Stratton" or the "company") to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 21, 2009 at the Country Music Hall of Fame and Museum, 222 Fifth Avenue South, Nashville, TN 37203. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This proxy statement and the form of proxy will be mailed to shareholders on or about September 10, 2009.

Who Can Vote?

Shareholders of record at the close of business on August 24, 2009 are entitled to notice of and to vote at the meeting. On August 24, 2009, Briggs & Stratton had outstanding 50,002,339 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on October 20, 2009.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented in person or proxy at the meeting is required for the election of directors, to ratify the selection of independent auditors and the Rights Agreement, and to approve the amended and restated Incentive Compensation Plan, provided that the total votes cast on the Plan represents over 50% of the shares entitled to vote on the Plan. A vote withheld from the election of directors or an abstention with respect to the other proposals will count toward the quorum requirement and will have the effect of a vote against the matter being voted on. Broker non-votes will be disregarded for purposes of determining the number of votes cast and will have no effect on the outcome of the vote.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation, by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Broadridge Financial Solutions, Inc. to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $7,500 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2012. Six directors will continue to serve for the terms designated in the following table. All directors are elected subject to the Bylaw restriction that they may not serve beyond the annual meeting following attainment of age 72.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

GENERAL INFORMATION ABOUT THE NOMINEES AND DIRECTORS

	Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
	Nominees for Election at the Annual Meeting (Class of 2012):	
	ROBERT J. O'TOOLE, 68 (3) (4) Retired. Chairman of the Board and Chief Executive Officer of A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters, from 1992-2005. Director of FM Global, Marshall & Ilsley Corporation and A.O. Smith Corporation.	1997
	JOHN S. SHIELY, 57 (3) (5) Chairman (2003) and Chief Executive Officer of Briggs & Stratton. Director of Marshall & Ilsley Corporation, Quad/Graphics, Inc., The Scotts Miracle-Gro Company and Cleveland Rock & Roll, Inc. (corporate board of the Rock & Roll Hall of Fame and Museum). Mr. Shiely will retire as Chief Executive Officer of Briggs & Stratton on December 31, 2009.	1994
	CHARLES I. STORY, 55 (1) (4) President of ECS Group, Inc., an executive development company. President and Chief Executive Officer, INROADS, Inc. 1993-2005. Advisory Director of Regions Bank.	1994

Footnotes (1), (2), (3), (4) and (5) are on page 3.

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director

Incumbent Directors (Class of 2011):



MICHAEL E. BATTEN, 69 (1) (3) 1984

Chairman and Chief Executive Officer of Twin Disc, Incorporated, a manufacturer of power transmission equipment. Director of Twin Disc, Incorporated and Walker Forge, Inc.



KEITH R. McLOUGHLIN, 53 (1) (2) 2007

Chief Operations Officer Major Appliances, AB Electrolux. President, Electrolux Home Products North America and Latin America, a manufacturer of major home appliances 2004-2009. President, Electrolux Home Products North American 2003-2004.



BRIAN C. WALKER, 47 (2) (4) 2002

President and Chief Executive Officer of Herman Miller, Inc., a global provider of office furniture and services. President and Chief Operating Officer 2003-2004. Director of Herman Miller, Inc.

Incumbent Directors (Class of 2010):



WILLIAM F. ACHTMEYER, 54 (1) (2) 2003

Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm.



DAVID L. BURNER, 70 (2) (3) 2000

Retired. Chairman and Chief Executive Officer of Goodrich Corporation, an aircraft systems and services company, from 1997-2003.



TODD J. TESKE, 44 2009

President and Chief Operating Officer of Briggs & Stratton. Executive Vice President and Chief Operating Officer 2005-2008. Executive Vice President and President – Briggs & Stratton Power Products Group, LLC 2003-2005. Mr. Teske will become President and Chief Executive Officer of Briggs & Stratton on January 1, 2010.

Committee Membership: (1) Nominating & Governance, (2) Compensation, (3) Executive, (4) Audit. (5) Mr. Shiely's brother Vincent R. Shiely is Senior Vice President & President – Yard Power Products Group of Briggs & Stratton.

CORPORATE GOVERNANCE

The Board of Directors is responsible for providing oversight of the affairs of the company for the benefit of shareholders. The Board has approved charters for the Audit, Compensation, and Nominating & Governance Committees that are reviewed annually by each committee, corporate governance guidelines, a code of business conduct and ethics applicable to all directors, officers and employees, and standards for determining the independence of directors. These documents are available in the Investor Relations section of the company's website (www.briggsandstratton.com), and printed copies are available upon request to the Secretary.

Director Selection Criteria. The Nominating & Governance Committee recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. Nominees must meet the following minimum criteria:

- A strong commitment to integrity
- Common sense and good judgment
- Relevant professional or business knowledge
- A record of accomplishment in prior positions
- The time and interest to attend and participate in Board meetings

Director Independence. A majority of directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. A director will not qualify as independent unless the Board determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. On the recommendation of the Nominating & Governance Committee, the Board has adopted the following categorical standards to form the basis for the Board's independence determinations.

- The Board makes determinations of director independence based on all relevant facts and circumstances concerning a director's relationships with the company, including commercial, banking, consulting, charitable and family relationships. The Board shall not consider a director to be independent if the director has a relationship with the company that prevents independence under the NYSE rules.
- The following commercial and charitable relationships will be considered to be immaterial relationships that do not impair a director's independence: (1) the director or an immediate family member is an officer, employee, partner or significant owner of a company or organization that makes payments to, or receives payments from, Briggs & Stratton for property or services in an amount which, in any single fiscal year, is less than the greater of $500,000 or 1% of such other company's consolidated gross revenues, and (2) the director is an officer, director or trustee of a charitable organization which receives contributions from Briggs & Stratton and the Briggs & Stratton Corporation Foundation, Inc. that aggregate less than the greater of $500,000 or 1% of such organization's consolidated gross revenues in any single fiscal year out of the preceding three fiscal years.

In August 2009, the Nominating & Governance Committee and the Board evaluated the relationships between each director and the company and determined that Messrs. Achtmeyer, Batten, Burner, McLoughlin, O'Toole, Story and Walker are independent. Additionally, Mary K. Bush, who resigned as a director effective upon the conclusion of the Board's quarterly meeting on April 15, 2009, was previously determined to be an independent director. The Committee and the Board have also determined that Messrs. O'Toole, Story and Walker meet the requirements established by the U.S. Securities and Exchange Commission for independence of audit committee members.

Director Selection Procedures. The Nominating & Governance Committee selects director nominees in accordance with the following procedures:

- Review the qualifications of existing Board members

- Determine qualifications desired in new director(s)
- Solicit suggestions from the Chief Executive Officer and directors on potential candidates
- Consider candidates recommended by security holders
- Retain search consultant as needed to identify candidates
- Evaluate qualifications of all candidates recommended for consideration
- Contact preferred candidate(s) to assess their interest
- Interview preferred candidate(s) to assess their qualifications
- Recommend candidate(s) for consideration by the Board

The Committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Secretary of the company and state the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. Recommendations must be received not later than 120 calendar days preceding the date of release of the prior year's proxy statement. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the company's Bylaws. A copy of the Bylaws may be obtained from the company's Secretary. For consideration at the 2010 annual meeting, direct nominations must be received by the Secretary no earlier than July 2, 2010 and no later than July 27, 2010.

Board Meetings. The Board has regularly-scheduled quarterly meetings, two meetings per year where non-management directors of the Board meet alone in executive session, and special meetings. Mr. Shiely as Chairman of the Board presides at the regularly-scheduled Board meetings and special meetings, and Mr. Batten as Chairman of the Nominating & Governance Committee presides at the executive sessions. In fiscal year 2009, the Board held 4 regular meetings, 3 executive sessions and no special meetings.

Meeting Attendance. Directors are expected to attend the annual meeting of shareholders and all regularly-scheduled Board meetings. All directors attended the October 2008 annual meeting of shareholders, and all directors attended at least 75% of all meetings of the Board and the committee(s) on which he served during fiscal year 2009.

Board Committees. The Board has established four committees to assist it in fulfilling its responsibilities. Each committee member is nominated by the Nominating & Governance Committee and appointed by the Board.

Audit Committee. The Audit Committee is composed of Messrs. O'Toole (chair), Story and Walker. Each member of the Committee has been determined by the Board to be independent under the rules of the SEC and NYSE and to be an audit committee financial expert under SEC rules. The Committee held 8 meetings during fiscal year 2009.

The Audit Committee is a separately designated committee of the Board, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee's primary duties and responsibilities are to (1) monitor the integrity of the company's financial statements and review with the independent accountants the audited financial statements and their report, (2) retain independent public accountants to audit the company's books and accounts, (3) oversee the independence and performance of the company's internal and external auditors, (4) review and approve non-audit services performed by the independent public accountants, (5) review the accountants' recommendations on accounting policies and internal controls, (6) review internal accounting and auditing procedures, and (7) monitor the company's compliance with legal and regulatory requirements, including compliance by and the grant of any waivers to directors, officers and employees with respect to the company's code of business conduct and ethics. The Committee may delegate pre-approval authority concerning audit and non-audit services to the chair of the Committee, which if exercised shall be reported to the Committee at its next scheduled meeting.

Compensation Committee. The Compensation Committee is composed of Messrs. Burner (chair), Achtmeyer, McLoughlin and Walker. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held 6 meetings during fiscal year 2009 with an executive session at one of the meetings.

The Compensation Committee (1) reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance and sets the CEO's compensation, (2) reviews and sets the salaries of all other executive officers, (3) reviews and recommends to the Board the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees, (4) administers the company's incentive compensation plans for senior executives, (5) reviews the company's management succession plan, (6) reviews and recommends to the Board the compensation of directors, and (7) prepares an annual report on executive compensation for inclusion in the proxy statement.

The CEO attends Committee meetings and makes recommendations to the Committee concerning the base salaries of all subordinate officers. The Vice President – Human Resources and the Secretary of the company also attend Committee meetings. They prepare meeting agendas for approval of the Chairman of the Committee, furnish compensation data to the Committee and its consultants, and prepare analyses and documentation concerning compensation plans and benefit plans as directed by the Committee. Neither the CEO nor any other company officer or employee attends the periodic executive sessions of the Committee.

Hewitt Associates LLC has been retained by the Committee to provide it with executive compensation data and advice. Hewitt Associates generally conducts a study of total compensation at comparator group companies approved by the Committee every two years, updates its most recent study in the following year, and periodically provides the Committee with tally sheets and other compilations of executive compensation. The Committee monitors the scope and size of any work Hewitt Associates performs for management in order to assure itself of the consultant's continuing independence from management.

The Compensation Committee took action on matters affecting fiscal year 2009 executive compensation on the following dates:

Date	Committee Action
April 17, 2007	Approved elements of 2008 EVA Incentive Compensation Plan: Participants Target incentive awards Individual performance factors Cost of capital for calculating EVA
August 14, 2007	Set salaries for July – August 2008
April 15, 2008	Approved elements of 2009 EVA Incentive Compensation Plan
August 12, 2008	Approved August 19, 2008 grant date for bonus and stock awards Approved elements of Powerful Solution Incentive Compensation Plan Set salaries for September 2008 – June 2009
August 11, 2009	Approved August 18, 2009 grant date for bonus and stock awards

The Committee reviews director compensation every two years at the Committee's October meeting. The Committee makes recommendations to the Board based on data provided by Hewitt Associates and recommendations from the consultant and the CEO. The Committee reviewed director compensation in October 2007 and, based on the Committee's recommendation, the Board of Directors modified the compensation provided to nonemployee directors. An explanation of the compensation arrangements for nonemployee directors is located below in the Director Compensation section of the proxy statement.

Nominating & Governance Committee. The Nominating & Governance Committee is composed of Messrs. Batten (chair), Achtmeyer, McLoughlin and Story. Each member has been determined by the Board to be independent under the rules of the NYSE. The Committee held 4 meetings during fiscal year 2009.

The Nominating & Governance Committee (1) proposes to the Board a slate of nominees for election by the shareholders at the annual meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements, (2) reviews candidates recommended by shareholders for election to the Board, (3) develops plans regarding the size and composition of both the Board and Committees, and (4) monitors and makes recommendations to the Board concerning corporate governance matters.

Executive Committee. The Executive Committee is composed of Messrs. Batten, Burner, O'Toole and Shiely. The Committee is authorized to exercise the authority of the Board in the management of the business and the affairs of the company between meetings of the Board, except as provided in the Bylaws. The Committee held 8 meetings during fiscal year 2009.

Communication with Directors. The Board has established a process for interested parties to communicate with the Board, its non-management directors as a group or its presiding director. Such communications should be addressed to the Secretary of the company, who will forward the communication directly to the presiding director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays Global Investors, N.A. 400 Howard Street San Francisco, CA 94105	5,538,450 (a)	11.12%
Cooke & Bieler, L.P. 1700 Market Street, Suite 3222 Philadelphia, PA 19103	3,093,210 (b)	6.20%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,817,360 (c)	7.66%
FMR LLC 82 Devonshire Street Boston, MA 02109	6,871,273 (d)	13.79%

(a) Barclays Global Investors, N.A. reports that as of December 31, 2008 it had sole voting with respect to 4,713,625 shares and sole dispositive power with respect to 5,538,450 shares.

(b) Cooke & Bieler, L.P., reports that as of December 31, 2008 it had shared voting power with respect to 1,751,160 shares and shared dispositive power with respect to 3,026,810 shares.

(c) Dimensional Fund Advisors LP reports that as of December 31, 2008 it had sole voting with respect to 3,723,682 shares and dispositive power with respect to 3,817,360 shares.

(d) FMR LLC reports that as of December 31, 2008 it had sole dispositive power with respect 6,871,273 shares.

Amounts for 5% shareholders are reporting as of the date such shareholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided. Beneficial ownership is determined in accordance with SEC Rule 13d-3 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group as of August 24, 2009.

			Nature of Beneficial Ownership		
Directors and Executive Officers	Number of Shares Beneficially Owned	Percent of Class	Sole Voting and Investment Power	Shared Voting and Investment Power	Sole Voting Power Only
William F. Achtmeyer	30,236 (a)(c)	*	30,236	0	0
Michael E. Batten	39,100 (a)(c)	*	39,100	0	0
James E. Brenn	331,064 (a)(b)(f)	*	203,673	127,391	0
David L. Burner	57,151 (a)(c)	*	57,151	0	0
Keith R. McLoughlin	10,332 (c)	*	10,332	0	0
Robert J. O'Toole	39,519 (a)(c)	*	39,519	0	0
William H. Reitman	135,737 (a)	*	108,921	0	26,816 (e)
Thomas R. Savage	230,766 (a)(f)	*	212,069	0	18,697 (e)
Michael D. Schoen	106,861 (a)(f)	*	106,853	8	0
John S. Shiely	1,571,896 (a)(d)(f)	3.0	971,896	600,000	0
Charles I. Story	38,374 (a)(c)	*	37,385	989	0
Todd J. Teske	930,678 (a)(b)(d)	1.8	174,193	700,000	56,485 (e)
Brian C. Walker	34,995 (a)(c)	*	34,995	0	0
All directors and executive officers as a group (20 persons including the above named persons)	4,391,337 (a)(b)(c)(d)(e)(f)	8.4			

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Achtmeyer (18,000 shares), Mr. Batten (22,000 shares), Mr. Brenn (192,800 shares), Mr. Burner (22,000 shares), Mr. O'Toole (22,000 shares), Mr. Reitman (104,736 shares), Mr. Savage (194,312 shares), Mr. Schoen (100,737), Mr. Shiely (857,881 shares), Mr. Story (22,000 shares), Mr. Teske (158,214 shares), Mr. Walker (22,000 shares), and all directors and executive officers as a group (2,220,910 shares).

(b) Includes 100,000 shares in the Briggs & Stratton Retirement Plan. Mr. Brenn and Mr. Teske share beneficial ownership of these shares through joint voting and investment power.

(c) Includes deferred stock and common share units acquired through deferral of director fees under the Deferred Compensation Plan for the following Directors: Messrs. Achtmeyer – 9,932; Batten – 10,925; Burner – 10,925 shares and 21,026 common share units; McLoughlin – 9,932; O'Toole – 11,919; Story – 10,595; and Walker – 10,595.

(d) Includes 600,000 shares in the Briggs & Stratton Corporation Foundation, Inc. Mr. Shiely and Mr. Teske share beneficial ownership through joint voting and investment power.

(e) Certain executive officers hold shares of restricted stock (included in table above) over which the holders have sole voting but no investment power as indicated: Mr. Reitman (26,816 shares), Mr. Savage (18,697 shares), Mr. Teske (56,485 shares), and all directors and executive officers as a group (227,583 shares).

(f) Certain executive officers also hold deferred shares of the company common stock under the company's Incentive Compensation Plan as indicated: Mr. Brenn (34,644 shares), Mr. Savage (15,236 shares), Mr. Schoen (32,114 shares), Mr. Shiely (147,393 shares), and all directors and executive officers as a group (345,825 shares). Deferred shares are intended to reflect the performance of company common stock and are payable in common stock, but these shares have no voting rights and are not included in the number of shares reflected in the "Number of Shares Beneficially Owned" column in the table above. The company lists them in this footnote because they represent an additional economic interest of the officers tied to the performance of company common stock.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Briggs & Stratton directors and certain officers, and persons who beneficially own more than 10% of Briggs & Stratton common stock to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the U.S. Securities and Exchange Commission. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal 2009 were accomplished in a timely manner.

ITEM 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as the company's independent auditors for the current fiscal year ending June 27, 2010. The Committee has directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors is not required by the Bylaws or otherwise. However, the Committee and Board are submitting the selection of PricewaterhouseCoopers LLP for ratification because they value the shareholders' views on the company's independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may direct the appointment of a different independent accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the company and its shareholders.

A representative of PricewaterhouseCoopers LLP will be present at the October 2009 annual meeting. The representative will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee and Board recommend a vote FOR this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three nonemployee directors. The Committee acts under a written charter adopted by the Board of Directors, which is available on the company's website. The Board has determined that each member of the committee is independent under the rules of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange, and is an audit committee financial expert under SEC rules.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of Briggs & Stratton's audited financial statements to accounting principles generally accepted in the U.S., and expressing an opinion as to whether the company has maintained effective internal control over financial reporting and whether those controls are effective. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed Briggs & Stratton's audited financial statements with management and PricewaterhouseCoopers LLP ("PWC"), the company's independent auditors. The Audit Committee has discussed with PWC the matters related to the conduct of the audit required to be discussed pursuant to Statement on Auditing Standards No. 114, "The Auditor's Communication With Those Charged With Governance" and SEC Regulation S-X, Rule 2-07, "Communication with Audit Committees." The Audit Committee also discussed with PWC the quality and adequacy of the company's internal controls, especially those related to financial reporting. In addition, the Audit Committee received from PWC the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communication with the Audit Committee concerning independence, and discussed with them matters relating to their independence.

The Audit Committee has discussed with the company's internal audit director his evaluation of the company's internal accounting controls and the overall quality of the company's financial reporting.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended June 28, 2009 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors.

Robert J. O'Toole, Chairman
Charles I. Story
Brian C. Walker

INDEPENDENT AUDITORS' FEES

Briggs & Stratton retained PricewaterhouseCoopers LLP to provide audit services for fiscal year 2009 and 2008. The firm billed the following fees for the respective periods:

	2009	2008
Audit Fees	$ 862,100	$ 872,700
Audit-Related Fees	4,300	3,000
Tax Fees	137,600	125,400
All Other Fees	-	-
Total Fees	$1,004,000	$1,001,100

The 2009 and 2008 Audit-Related Fees are for an agreed-upon procedures report related to required reporting to the Wisconsin Department of Natural Resources. Tax Fees for 2009 and 2008 include fees for tax compliance reviews and the preparation of tax returns. The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of four directors, each of whom has been determined by the Board to be independent under the rules of the New York Stock Exchange.

Management of the company prepared the following Compensation Discussion and Analysis ("CD&A") for fiscal year 2009. The Committee reviewed and discussed the CD&A with management and the Board of Directors.

Based on the review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

David L. Burner, Chairman
William F. Achtmeyer
Keith R. McLoughlin
Brian C. Walker

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives and Elements

The objectives of the Compensation Committee in determining executive compensation are to (1) attract and retain key individuals who are important to the continued success of Briggs & Stratton and its operating units, and (2) provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The elements of compensation that the Committee uses to accomplish these objectives include base salaries, cash bonuses, long-term incentives comprising premium-priced stock options, restricted stock and deferred stock, retirement plans and deferred compensation plans, and employment and change in control agreements. Base salaries are based on the value of the job and the amount required to attract and retain key executives. Bonuses and long-term incentives are based on: (1) the company's or operating division's financial performance as measured by improvement in economic value added ("EVA"), which is net operating profit after taxes, less a capital charge, and (2) the achievement of performance goals that will contribute to the long-term consolidated financial results of the company. The capital charge referenced in the preceding sentence is the weighted average cost of (1) equity capital based on a 10-year Treasury Bond yield plus the product of a historical equity risk premium and the business risk index for Briggs & Stratton, and (2) debt capital equal to the actual after-tax cost to the company of its debt.

EVA improvement is used as a key measurement in the company's incentive compensation plans because EVA is considered to be a financial performance measure closely correlated with increases in shareholder value. The annual target incentive award for each senior executive under the EVA-based plan includes equal dollar amounts for a bonus, restricted or deferred stock award, and stock option award. The annual target incentive award under the performance goal plan equals the target bonus under the EVA-based plan. Retirement plans and other fringe benefits are intended to be competitive relative to other companies.

The company's compensation plans are designed generally to ensure tax deductibility of compensation paid under the plans. This includes compliance with Section 162(m) of the Internal Revenue Code, which limits the company's tax deduction for an executive's compensation to $1 million unless certain conditions are met. For fiscal year 2009, all compensation provided to all executives was tax deductible to the company with the exception of $32,000 in base salary provided to Mr. Shiely.

EVA® is a registered trademark of Stern Stewart & Co.

Base Salaries

The Compensation Committee believes that base salary is the leading indicator of the value of a particular job. In order to attract and retain superior value creators, the Committee's philosophy is generally to target base salaries for officers to be between the 50th and 75th percentile of a comparable group of companies, with individual salaries based on level of responsibility and individual performance. The Committee reviews these salaries at the beginning of each fiscal year and sets revised salaries effective September 1.

In August 2008, when the Committee set executive salaries Hewitt Associates provided the Committee with compensation data based on a comparator group of 22 companies. These companies were in the same general sales dollar size range and broad industry sector as Briggs & Stratton. The group recommended by Hewitt and approved by the Committee consisted of Ametek Inc., Ball Corporation, The Black & Decker Corporation, BorgWarner Inc., Brunswick Corporation, Cameron International Corporation, Cummins, Inc., Fleetwood Enterprises, Flowserve Corporation, H. B. Fuller Company, Graco Inc., Harley-Davidson Motor Company Inc., Joy Global Inc., Kennametal Inc., Lennox International Inc., Herman Miller, Inc., Polaris Industries Inc., Rockwell Collins Inc., Ryerson Inc., The Scotts Miracle-Gro Company, Teradyne, Inc. and Valmont Industries, Inc.

In its annual salary reviews, the Committee determined that the salaries it established would achieve the Committee's goals described above. In August 2008, the CEO's salary was 6% above the 50th percentile and was increased by 5%, while some of the salaries of the other executives named in the Summary Compensation Table were above and some below the 50th percentile and were increased by 2.2% to 8%.

The significant deterioration of the economy that began in late 2008 and continued into 2009 has caused the company to undertake multiple cost control initiatives. These include reducing the salaries of all officers by 10% effective July 1, 2009.

Incentive Compensation

A. Economic Value Added Incentive Compensation Plan

Cash Bonuses. All officers and certain other salaried employees participate in the company's Economic Value Added Incentive Compensation Plan, which is referred to below as the EVA Plan. Target cash bonuses under the EVA Plan are determined by reference to bonus opportunities customarily provided by comparable companies to executives having similar responsibilities. Target bonus opportunities expressed as a percentage of base salary for the executives named in the Summary Compensation Table are consistent with the 50th percentile of the comparator group of companies. Actual bonuses are calculated by comparing the company's actual EVA to its target EVA during the relevant performance period. Designated senior executives also receive one third of any positive balance in their Bonus Bank account at the end of the fiscal year.

For fiscal year 2009, the target bonus for Mr. Shiely as Chief Executive Officer was 100% of his base salary, 80% for Mr. Teske as Chief Operating Officer, and 60% for the other executives named in the Summary Compensation Table. The company's target EVA was negative $88.6 million (an improvement of $30.5 million over the actual EVA for 2008), the actual EVA was negative $100.8 million (an improvement of $18.3 million over the actual EVA for 2008), and the company performance factor as calculated in the EVA Plan was 0.60. As a result, cash awards were made under the EVA Plan to the executives named in the Summary Compensation Table with respect to fiscal year 2009.

Bonus Bank Account Balances. The Bonus Bank applies to senior executives designated by the Compensation Committee under the EVA Plan. The essential purpose of the Bonus Bank is to reserve a portion of cash bonuses that would be paid above target for future payment when financial performance is sustained and, when financial performance is below certain levels, to deduct such performance from future cash bonus awards.

Annually, each designated executive receives one third of any positive balance in his or her Bonus Bank account in addition to any other bonus paid by the company. The EVA Plan contains rules for calculating Bonus Bank account balances. The rules are summarized below in the Cash and Stock Awards section of the Compensation Tables. The rules require that EVA performance be sustained for several years to ensure full payout of accrued bonuses, while maintaining financial incentives for senior executives to exceed targeted performance when they have substantial Bonus Bank deficits.

On termination of employment due to death, disability or retirement, a participant's Bonus Bank account balance is paid to the terminating senior executive or his or her designated beneficiary or estate. Senior executives who voluntarily leave to accept employment elsewhere or who are terminated for cause forfeit any positive available account balance. A senior executive is not expected to repay negative balances upon termination or retirement.

At the end of fiscal year 2009, the Bonus Bank account balance for each executive named in the Summary Compensation Table was negative, and so no payments were made from the bank to any of the executives.

Stock Incentives. The Compensation Committee awards restricted stock, deferred stock and stock options to senior executives under a program designed to align the interests of the executives to the long-term consolidated financial results of the company. Restricted or deferred stock is meant to strengthen the alignment of executives with shareholders, motivate the creation of shareholder value and preserve the value of the company. While such stock awards promote the retention of key talent, the awards are contingent on performance of the company under the EVA Plan. Stock options encourage a high performance focus and alignment with shareholders since value is only realized if the stock price increases.

The stock program provides that an executive can receive two stock awards each year: restricted and/or deferred stock equal in value to the executive's actual cash bonus under the EVA Plan for the completed fiscal year, and stock options equal in value to the executive's target bonus under the EVA Plan for the completed fiscal year. The exact number of stock options awarded is determined by dividing the dollar amount of each senior executive's target bonus under the EVA Plan by the Black-Scholes value of an option on a share of the company's common stock based on its fair market value on the date of the grant. The mix of stock incentives and their terms are intended to strengthen the alignment with shareholders, facilitate the retention of key talent, promote stock ownership by senior executives, and relate restricted and deferred stock awards to the company's financial performance.

Restricted and deferred stock awards vest five years after the date of grant. Stock options include incentive stock options, which are defined under and subject to Section 422 of the Internal Revenue Code, and non-qualified stock options. Stock options are premium-priced – they have an exercise price set 10% above the fair market value of the company's stock on the date the stock option is granted. Stock options become exercisable three years after the date of grant and expire upon the optionee's termination of employment for cause, one year following termination of employment due to death, three years following termination due to retirement or disability, or three months after termination of employment for any other reason. However, in no event may any stock option continue longer than its maximum term set by the Compensation Committee at the time of grant, which is currently five years but in past years was seven years or ten years. Incentive stock options retain their status only if exercised within three months following termination of employment. For fiscal year 2009, the stock program capped aggregate stock awards to all executives at 500,000 shares of restricted and deferred stock and 730,000 stock options, with any forced reduction in such awards carried forward to future years.

Stock option awards are made based on an executive's target incentive award for the year. They create the opportunity for value based on the appreciation of the company's stock price in future years. Alternatively, restricted and deferred stock awards are made based on an executive's actual bonus earned for a past performance period. Value exists in the current stock price as well as the opportunity for appreciation in the stock price in future years.

Each executive named in the Summary Compensation Table was awarded stock options in August 2008 and restricted or deferred stock in August 2009. The terms of the options are described below in the

Cash and Stock Awards section of the Compensation Tables. The CEO's stock option award in August 2008 had a grant date value of $440,522, and his deferred stock award in August 2009 had a grant date value of $619,289. The combined value of $1,059,811, when combined with the additional deferred stock award earned under the Powerful Solution Plan, resulted in his total long-term incentives being 19% below the market value of long-term incentives as reported in the August 2008 Hewitt Associates market analysis. Moreover, this award reflects the philosophy of how equity awards are determined by the company and the operation of the EVA Plan. More specifically, in order to maintain a sustainable run rate, the company has self-imposed annual limits on aggregate equity awards. The limits had the effect of reducing the value of option awards made in August 2008 from the targeted value that otherwise would have been made. The limits are not intended to reduce compensation opportunities for executives.

B. Powerful Solution Incentive Compensation Plan

This plan, referred to below as the Powerful Solution Plan, provided financial incentives for designated key employees, including all the executives named in the Summary Compensation Table, to achieve specific performance goals in fiscal year 2009. The Committee believes that achievement of the goals contributed to the long-term consolidated financial results of the company. Based on the extent to which such goals were achieved, a participant received an award of restricted or deferred stock not to exceed the value of his or her target bonus under the EVA Plan.

The performance goals and target performance established for each executive named in the Summary Compensation Table are summarized in the tables below. The goals and targets were based on the company's business plan for fiscal year 2009, and reflect important operational and business criteria that are believed to be essential to the company's near-term and long-term strategy. The company considers the details of this plan to be confidential and competitively sensitive information that would cause competitive harm to the company if disclosed. Also, the measures used reflect important operational and business criteria that are essential components of the company's long-term strategy. Accordingly, summaries of the goals, targets and measures are being disclosed rather than the specific goals, targets and measures.

Each executive's goals and targets were set at the beginning of the fiscal year based on the company's business plan with the intent of being challenging but achievable. This plan is focused on performance and so an earned award is intended to be difficult and challenging to achieve. Goals are set with expectations of substantial results against key drivers of our long-term strategy. The performance goals are not predefined to be achieved. There is risk when the goals are set that they will not be achieved and therefore no award will be earned. At the same time, the goals are set to be achievable since to have a performance plan structured otherwise would be unproductive. As with any managerial objective, quantifying the degree of difficulty in attaining the objective is not easily done. This is even more so during a time of economic tumult when goals set under one circumstance can become markedly more difficult to achieve just a few months later.

A summary of the fiscal year 2009 performance goals and target performance that the Compensation Committee approved for Messrs. Shiely, Teske, Brenn and Savage under the Powerful Solution Plan is stated in the following table.

Business Group	Performance Goal	Target Performance
Engine Power (25%)	Close plant and relocate facilities	Project completion
	Reduce manufacturing costs	Cost reductions
	Increase purchases from low-cost suppliers	Percent of total cost
	Engine sales	Market share
Yard Power (25%)	Increase facility productivity	Improve productivity
	Close plant and relocate facilities	Project completion
	Improve margins	Cost targets
	Add new dealers	Number of dealers
	Product development	New products

Home Power (25%)	Rationalize facilities Increase product margins Achieve cost reduction targets Improve product quality and delivery Introduce new brand	Project completion Cost targets Cost reductions Percent improvement Project completion
International Power (25%)	Increase sales Maintain market share Achieve integration savings	Sales volume Market share Synergy savings

After the close of fiscal year 2009, the Compensation Committee reviewed the degree to which the foregoing performance goals were achieved. The Committee determined that actual achievement equaled or exceeded the target for some goals and fell short of the target for other goals. More specifically:

Engine Power - Overall the goals as stated were achieved, and in some cases they were exceeded. The restructuring and transition of production from the Rolla, Missouri plant to Chinese and domestic operations met the targeted performance goals. Cost reduction targets and the target for purchases from low-cost suppliers were exceeded. The Group also increased market share during the year, which exceeded target performance goals.

Yard Power - Overall the goals as stated were achieved, and in some cases they were exceeded. The Group achieved placement of product at various retail locations. The restructuring of facilities was generally executed on plan. Product quality and on-time delivery goals were exceeded. Also, performance goals for the development of new products were exceeded.

Home Power - Overall the performance goal achievements exceeded threshold performance. Gross profit margins exceeded plan due to better than expected performance in several markets. Savings related to facilities rationalization exceeded the plan target. Group cost reduction targets were achieved. A new product brand was successfully introduced into the market.

International Power - Overall the performance goal achievements were below target performance. The Group exceeded performance goals for rationalizing the service delivery structure of the company's European operations. Performance goals for increasing unit placement for existing products, targets for introducing new products, and the goals for placing new products were not achieved due to general market conditions.

Based on the foregoing, the Compensation Committee awarded each named executive 100% of his target award under the Powerful Solution Plan for fiscal year 2009. The value of the award to each named executive was as follows: Mr. Shiely $1,032,088, Mr. Teske $422,846, Mr. Brenn $241,293 and Mr. Savage $241,472. The value of each award was paid in restricted or deferred stock. The terms of the stock awards are discussed below in the Cash and Stock Awards section of the Compensation Tables.

Separate performance goals and target performance were established for Mr. Reitman because the focus of his job is sales and customer support in addition to general management. A summary of the fiscal year 2009 performance goals and target performance that the Compensation Committee approved for Mr. Reitman under the Powerful Solution Plan is stated in the following table.

Business Group	Performance Goal	Target Performance
Engine Power (45%)	Engine sales and market share	Market share
Yard Power (25%)	Placement of products	Gross margin
Home Power (30%)	Placement of product brands	Product placement

After the close of fiscal year 2009, the Compensation Committee reviewed the degree to which each of the foregoing performance goals had been achieved. The Committee determined that the sales goal for the Engine Power Group and the placement of products for the Yard Power Group were exceeded. The goal of placement of products for the Home Power Group was not achieved.

Based on the foregoing, the Compensation Committee awarded Mr. Reitman 100% of his target award under the Powerful Solution Plan for fiscal year 2009. The value of this award was $198,058, which was paid in restricted stock.

Separate performance goals and target performance were established for Mr. Schoen because the focus of his job was international business in addition to general management. A summary of the fiscal year 2009 performance goals and target performance that the Compensation Committee approved for Mr. Schoen under the Powerful Solution Plan is stated in the following table.

Business Group	Performance Goal	Target Performance
Victa Acquisition (50%)	Integration	Project completion
Briggs & Stratton (25%)	Team management	Project selection
Briggs & Stratton (25%)	Operations cost reductions	Cost reductions

After the close of fiscal year 2009, the Compensation Committee reviewed the degree to which each of the foregoing performance goals had been achieved. The Committee determined that all phases of the Victa integration plan were accomplished, and identification of cost savings related to the acquisition were at the targeted level. Active participation in the company's business process re-engineering teams fell short of target. Identification of operational cost savings opportunities did not meet the plan threshold expectations.

Based on the foregoing, the Compensation Committee awarded Mr. Schoen 50% of his target award under the Powerful Solution Plan for fiscal year 2009. The value of this award was $82,165, which was paid in deferred stock.

The Compensation Committee has discontinued the Powerful Solution Plan for fiscal year 2010 because it achieved its objectives.

Pensions and Other Benefits

Executives participate in a defined benefit retirement plan, supplemental executive retirement plan, tax qualified 401(k) plan, and supplemental defined contribution plan. The supplemental plans provide enhanced retirement benefits that are considered necessary to retain executives and maintain aggregate compensation at competitive levels. The principal terms of the retirement plans and supplemental defined contribution plan are described below.

Retirement Plans. The company maintains a defined benefit retirement plan covering officers and other employees, except for new employees and employees of subsidiary companies. Under the plan non-bargaining unit employees located in Wisconsin and other regional plant locations receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years of compensation in the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. Compensation taken into account in determining a pension includes salaries and bonuses. The amount of a pension is offset by 50% of Social Security payments. The Social Security offset is prorated if years of credited service are less than 30.

Company officers also participate in an unfunded plan that supplements benefits under the retirement plan. The supplemental plan provides officers with an additional 0.5% of compensation per year of credited service over that presently payable under the retirement plan. The Board of Directors amended the supplemental plan in August 2003 to provide Mr. Shiely with up to five additional years of credited service based on his tenure as CEO. In no event will a pension paid under the above-described plans exceed 70% of the employee's average monthly compensation as calculated in determining pension benefits.

Supplemental Defined Contribution Plan. Officers and key employees are eligible to participate in an unfunded nonqualified defined contribution plan that supplements the company's 401(k) plan and retirement plans. A participant may defer up to 75% of his or her salary and bonus. The employer matching contribution for such deferrals is 100% of the participant's first 1% of contributions and 50% of the participant's next 5% of contributions. The company contribution was in effect for fiscal year 2009, but has been suspended effective July 1, 2009.

The plan also provides for automatic company contributions on behalf of newly-elected officers who are not eligible to participate in the retirement plans. These company contributions are (i) an annual contribution of 2% of the participant's salary and bonus and (ii) an annual contribution that increases over 20 years from 3% of the participant's salary and bonus to 8% of the participant's salary and bonus. The Board of Directors may also authorize a discretionary lump sum company contribution to the account of a participant.

Deferrals and company contributions are credited to book entry accounts. Daily interest is accrued on the account balances at an interest rate equal to 80% of the then-current US Bank prime lending rate. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

A trust has been established for deposit of the aggregate present value of the benefits provided to officers under the supplemental retirement plan and supplemental defined contribution plan upon a change in control of the company. The assets of the trust are subject to claims of the creditors of the company.

COMPENSATION TABLES

The following table shows salaries, bonuses, incentive awards, changes in the value of retirement benefits, and other compensation relating to fiscal years 2007, 2008 and 2009 for the named executives.

SUMMARY COMPENSATION TABLE

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
J.S. Shiely	2009	$1,032,046	0	$1,490,703	$349,223	$619,228	$989,000	$89,496	$4,569,696
Chairman & CEO	2008	984,380	0	21,477	1,157,069	492,190	545,000	66,954	3,267,070
	2007	937,500	0	257,723	2,671,306	0	773,000	74,023	4,713,552
J.E. Brenn	2009	402,084	0	350,721	81,534	144,750	141,000	36,690	1,156,779
Sr. Vice Pres.	2008	383,004	0	34,188	246,091	114,901	309,000	53,465	1,140,649
& CFO	2007	365,004	0	34,188	554,930	0	350,000	47,253	1,351,375
T.J. Teske	2009	528,606	0	68,112	279,866	253,731	121,000	41,937	1,293,252
President & COO	2008	492,714	0	63,240	291,100	197,086	96,000	41,439	1,181,579
	2007	469,170	0	63,240	379,925	0	87,000	34,049	1,033,384
T.R. Savage	2009	402,480	0	351,129	81,595	144,893	265,000	51,529	1,296,626
Sr. Vice Pres. -	2008	383,334	0	34,188	246,320	115,000	200,000	54,151	1,032,993
Administration	2007	365,004	0	34,188	558,134	0	211,000	48,401	1,216,727
W.H. Reitman	2009	330,170	0	50,689	130,589	118,861	92,000	30,262	752,571
Sr. Vice Pres. -	2008	319,166	0	14,306	139,914	95,750	76,000	30,739	675,875
Sales & Customer Service	2007	307,496	0	14,306	229,975	0	69,000	27,277	648,054
M.D. Schoen	2009	274,004	0	291,717	217,170	98,641	584,000	30,755	1,496,287
Former Sr. Vice	2008	267,504	0	19,017	123,592	169,731	94,000	33,140	706,984
Pres. - Oper. Support	2007	258,336	0	14,117	72,524	26,815	205,000	23,507	600,299

Columns (e) and (f): The reported amounts do not correspond to awards made in the referenced fiscal year or the actual value that will be recognized by the named executives. The reported amounts are the dollar amounts recognized by the company for financial statement reporting purposes regardless of when the award was made, in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.* FAS No. 123R requires the company to recognize compensation expense for stock options and other stock-related awards granted to employees and directors based on the estimated fair value of the equity awards at the time of grant. The assumptions used to determine the valuation of the awards are discussed in note 12 to the consolidated financial statements.

Column (g): Includes cash awards under the EVA Plan and Powerful Solution Plan. Cash awards with respect to fiscal year 2009 will be paid in December 2009.

Column (h): The reported amounts include changes in the present value of pension benefits for the relevant fiscal year. Earnings on account balances in the company's supplemental defined contribution plan are not included because the applicable interest rate is not above-market or preferential.

Column (i): Amounts include professional fees for financial advice, company matching contributions to 401(k) and nonqualified deferred compensation plans, premiums paid by the company for life insurance, dividends on restricted and deferred stock, and private use of the company plane by the CEO. Of these items, those exceeding $10,000 for fiscal year 2009 include company matching contributions of $10,189 for Mr. Teske; life insurance premiums paid by the company totaling $29,800 for Mr. Shiely, $13,100 for Mr. Brenn, $26,800 for Mr. Savage $12,350 for Mr. Reitman; and $10,950 for Mr. Schoen; and dividends on restricted or deferred stock of $41,369 for Mr. Shiely, $14,457 for Mr. Teske, and $16,471 for Mr. Schoen.

All of the compensation paid to the named executives was calculated and paid pursuant to the company's compensation and benefit plans rather than the company's standard change in control agreement.

Cash and Stock Awards

The following tables show cash and stock awards made to the named executives in fiscal year 2009, their outstanding equity awards at the end of fiscal year 2009, and the gains attributable to stock options they exercised during fiscal year 2009. Executives are granted awards after the end of the fiscal year for which they are selected to participate in the EVA Plan or Powerful Solution Plan. The company's fiscal year 2009 financial statements include expenses associated with stock option awards granted in August 2008 and cash awards to be paid out in December 2009. Expenses associated with restricted and deferred stock awards granted in August 2009 are included in the company's financial statements beginning in fiscal year 2010.

Cash Award Calculations under EVA Plan. The accrued bonus for a participant is calculated at the end of a fiscal year by multiplying the executive's target bonus by performance factors. Thirty percent of the accrued bonus is the target bonus multiplied by the company performance factor. Seventy percent is the target bonus multiplied by an individual performance factor (with no more than 15% of the accrued bonus attributable to non-quantifiable individual performance factors).

The company performance factor is measured by comparing the company's actual EVA for a fiscal year to the target EVA for the same year. Target EVA for a fiscal year is the average of the target EVA for the prior year and actual EVA for the prior year. This methodology has been used consistently since 1992 to determine each year's target EVA. The methodology is appropriate for use in determining executive compensation because it is objective and predictable, it adjusts the target EVA each year based on actual financial results, and it requires that actual EVA achieve a threshold in order for target bonuses to be paid.

The individual performance factor for each participant is the weighted average of one or more quantifiable or non-quantifiable factors called supporting performance factors. Supporting performance factors are measured by an achievement percentage continuum that generally ranges from 0% to 150% of the individual goal to be achieved and is enumerated from 0.5 to 1.5 based on this range. If approved by the Compensation Committee, supporting performance factors do not have a ceiling if they are the same as the company performance factor or if they are based on the EVA of a division of the company.

Once an accrued bonus is calculated, the amount of an accrued bonus up to a participant's target bonus is paid to the participant, the portion of an accrued bonus that exceeds the target bonus is credited to the participant's Bonus Bank account balance, and a negative accrued bonus is debited to the participant's Bonus Bank account balance. In addition, when the deficit in an executive's Bonus Bank balance is more than 50% of the amount by which the accrued bonus exceeds the target bonus, the executive receives one half of the excess as a cash bonus. The remaining one half is applied to reduce the deficit in the Bonus Bank. There is an upper limit on the accrued bonus of each participant (three times the dollar amount of the participant's target bonus, subject to a $3 million cap approved by shareholders in October 2004), and a floor on a participant's Bonus Bank account balance (not less than negative one times the dollar amount of the participant's target bonus).

Stock Option Calculations under EVA Plan. The grant date fair values of stock options granted on August 19, 2008 and August 18, 2009 were determined using the Black-Scholes model. The exercise price was 110% of the fair market value of the company's common stock on those dates, with the market price calculated as the mean between the highest and lowest reported sales price on the New York Stock Exchange on such dates. The assumptions made in the valuation of the options granted in August 2008 include an exercise price of $14.828 per share, a fair market value of the stock on the grant date of $13.48, an option term of five years, an interest rate of 3.11%, a daily stock price volatility of 32.666%, and cumulative dividends of $0.88 per share paid in the year prior to the grant. The assumptions made in the valuation of options granted in August 2009 include an exercise price of $19.734 per share, a fair market value of the stock on the grant date of $17.94, an option term of five years, an interest rate of 2.53%, a daily stock price volatility of 40.355%, and cumulative annual dividends of $0.44 per share based on the company's most recent quarterly dividend of $0.11 per share. The 2008 and 2009 options have a two-year exercise period that begins on the third anniversary of their grant date and expires on August 31 five years after their grant date.

Restricted/Deferred Stock Calculations under EVA Plan. The number of shares for each award is calculated by dividing the executive's bonus for the relevant fiscal year by the fair market value of the company's common stock on the grant date of the award. Restricted and deferred stock vests five years after their grant date. The vesting date is not accelerated by early or regular retirement, except in extraordinary circumstances approved by the Compensation Committee. If an executive resigns his or her employment prior to the vesting date, the restricted or deferred stock is forfeited. Cash dividends are paid on restricted stock during the vesting period. Holders of deferred stock awards are credited with additional shares of deferred stock in lieu of cash dividends.

Restricted/Deferred Stock Calculations under Powerful Solution Plan. The dollar valued of the restricted and/or deferred shares awarded to a participant in August 2009 was 100% of the participant's award under the plan. Calculation of the award is described above. Once the value of the award is determined, the number of restricted or deferred shares awarded to a participant was calculated by dividing the value of the award by the fair market value of the company's common stock on the date of grant. Other terms and conditions of the stock award are stated above.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2009

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					
Name (a)	Selection Date (b)	Grant Date (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold ($) (g)	Target ($) (h)	Maximum ($) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Share) (k)	Grant Date Fair Value of Stock & Option Awards ($) (l)
J.S. Shiely											
EVA Plan											
Cash Award	4/15/08	12/09	$(1,032,046)	$1,032,046	$3,096,138						
Option Award	4/17/07	8/19/08							228,250	$14.828	$326,398
Stock Award	4/15/08	8/18/09				0	$1,032,046	$1,723,517			619,289
PS Plan											
Stock Award	8/12/08	8/18/09				0	1,032,046	1,032,046			1,032,088
J.E. Brenn											
EVA Plan											
Cash Award	4/15/08	12/09	(241,250)	241,250	723,750						
Option Award	4/17/07	8/19/08							53,290	14.828	76,205
Stock Award	4/15/08	8/18/09				0	241,250	402,888			144,776
PS Plan											
Stock Award	8/12/08	8/18/09				0	241,250	241,250			241,293
T.J. Teske											
EVA Plan											
Cash Award	4/15/08	12/09	(422,885)	422,885	1,268,655						
Option Award	4/17/07	8/19/08							91,390	14.828	130,688
Stock Award	4/15/08	8/18/09				0	422,885	706,218			253,672
PS Plan											
Stock Award	8/12/08	8/18/09				0	422,885	422,885			422,846
T.R. Savage											
EVA Plan											
Cash Award	4/15/08	12/09	(241,488)	241,488	724,464						
Option Award	4/17/07	8/19/08							53,330	14.828	76,262
Stock Award	4/15/08	8/18/09				0	241,488	403,285			144,955
PS Plan											
Stock Award	8/12/08	8/18/09				0	241,488	241,488			241,472
W.H. Reitman											
EVA Plan											
Cash Award	4/15/08	12/09	(198,102)	198,102	594,306						
Option Award	4/17/07	8/19/08							44,400	14.828	63,492
Stock Award	4/15/08	8/18/09				0	198,102	330,830			118,942
PS Plan											
Stock Award	8/12/08	8/18/09				0	198,102	198,102			198,058
M.D. Schoen											
EVA Plan											
Cash Award	4/15/08	12/09	(164,402)	164,402	493,206						
Option Award	4/17/07	8/19/08							37,210	14.828	53,210
Stock Award	4/15/08	8/18/09				0	164,402	274,551			98,670
PS Plan											
Stock Award	8/12/08	8/18/09				0	164,402	164,402			82,165

Column (b): The Selection Date is the day prior to or soon after the start of a fiscal year when the Compensation Committee designated the executive as a participant in the EVA Plan and Powerful Solution or PS Plan.

Column (c): The Grant Date is the day after the end of a fiscal year when a cash award will be paid to an executive, or stock options, restricted stock or deferred stock were issued to an executive.

Columns (d) thru (i): Under the EVA Plan, the amounts in these columns are without regard to the executive's pre-existing Bonus Bank account balance carried over from the preceding fiscal year. The Threshold is the deduction from an executive's Bonus Bank account balance that would have occurred if the company performance factor had been minus 1. The Target is the cash or stock award the executive would have received if the company performance factor had been 1. The Maximum for the cash award is the sum of the cash award the executive would have received for the year and the additional amount that would have been credited to the executive's Bonus Bank account balance if the company performance factor had been 3 or more. The Maximum for the stock award is 167% of the executive's target cash award, which includes an award of stock equivalent in value to the executive's target cash award plus the payout of one-third of a Bonus Bank balance equal in value to twice the executive's target award. In fact, each named executive had a negative Bonus Bank balance at the start and end of fiscal year 2009. Under the Powerful Solution Plan, the Threshold is the cash award the executive would have received if his achievement rating with respect to his goals had been 0%, and the Target and Maximum is the cash award the executive would have received if his achievement had been 100% or more.

Columns (j) thru (l): Under the EVA Plan, each named executive was issued stock options in August 2008 in an amount equal to his target bonus for the completed fiscal year 2008 and restricted or deferred stock in August 2009 in an amount equal to his actual bonus for the completed fiscal year 2009. Under the PS Plan, each named executive received an award of restricted or deferred stock in August 2009.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	No. of Securities Underlying Unexercised Options Exercisable (#) (b)	No. of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($/Share) (d)	Option Expiration Date (e)	No. of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#)(h)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)
J.S. Shiely	79,920		$23.345	8/13/09	17,106	$233,668	120,891	$1,651,377
	242,240		30.440	8/15/13	38,237	522,317		
	348,560		36.680	8/13/14				
	105,721		38.830	8/16/10				
		161,360	29.865	8/15/11				
		176,550	30.811	8/31/12				
		228,250	14.828	8/31/13				

J.E. Brenn	19,920		23.345	8/13/09	4,201	57,386	28,263	386,069
	45,940		30.440	8/15/13	8,923	121,888		
	83,020		36.680	8/13/14				
	25,910		38.830	8/16/10				
		37,930	29.865	8/15/11				
		41,240	30.811	8/31/12				
		53,290	14.828	8/31/13				
T.J. Teske	9,740		23.345	8/13/09	4,155	56,757	49,525	676,518
	22,780		30.440	8/15/13	14,620	199,709		
	55,600		36.680	8/13/14				
	20,264		38.830	8/16/10				
		59,570	29.865	8/15/11				
		70,680	30.811	8/31/12				
		91,390	14.828	8/31/13				
T.R. Savage	19,980		23.345	8/13/09	3,662	50,023	28,289	386,427
	46,420		30.440	8/15/13	4,265	58,260		
	83,700		36.680	8/13/14	4,466	61,006		
	26,202		38.830	8/16/10				
		37,990	29.865	8/15/11				
		41,240	30.811	8/31/12				
		53,330	14.828	8/31/13				
W.H. Reitman	15,160		23.345	8/13/09	2,046	27,948	23,206	317,000
	31,960		30.440	8/15/13	7,100	96,986		
	38,040		36.680	8/13/14				
	12,166		38.830	8/16/10				
		22,570	29.865	8/15/11				
		34,750	30.811	8/31/12				
		44,400	14.828	8/31/13				
M.D. Schoen	9,240		23.345	8/13/09	2,342	31,992	13,238	180,835
	25,420		30.440	8/15/13	1,050	14,343		
	37,560		36.680	8/13/14	18,642	254,650		
	12,117		38.830	8/16/10				
		25,640	29.865	8/15/11				
		29,190	30.811	8/31/12				
		37,210	14.828	8/31/13				

Column (b): Options that expire in 2009 vested on August 13, 2005; options that expire in 2013 vested on August 15, 2006; options that expire in 2014 vested on August 13, 2007; and options that expire in 2010 vested on August 16, 2008.

Column (c): Options that expire in 2011 vested on August 15, 2009; options that expire in 2012 will vest on August 14, 2010; and options that expire in 2013 will vest on August 19, 2011.

Column (f): Restricted and deferred stock awarded in 2005 will vest on August 16, 2010; stock awarded in 2007 will vest on August 14, 2012; and stock awarded in 2008 will vest on August 19, 2013.

Column (g): Based on the $13.66 per share closing price of a share of the company's common stock as of the last business day of fiscal year 2009.

Column (h) and (i): The amounts in these columns are the awards that the executive received in August 2009 in restricted or deferred stock under the EVA Plan and Powerful Solution Plan based on the $13.66 per share closing price of a share of the company's common stock as of the last business day of fiscal year 2009.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2009

Name	Option Awards: No. of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: No. of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
J.S. Shiely	0	$0	0	$0
J.E. Brenn	0	0	6,000	83,490
T.J. Teske	0	0	6,000	83,490
T.R. Savage	0	0	6,000	83,490
W.H. Reitman	0	0	0	0
M.D. Schoen	0	0	0	0

Pensions and Other Benefits

The company provides officers with pension benefits under a defined benefit retirement plan and a supplemental retirement plan. The increase in the value of these benefits that occurred during fiscal year 2009 for each named executive is shown in the following table.

PENSION BENEFITS FOR FISCAL YEAR 2009

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.S. Shiely	Retirement Plan		$1,221,000	
	Supplemental Executive Retirement Plan		4,716,000	
	Total	23.12	5,937,000	0
J.E. Brenn	Retirement Plan		1,439,000	
	Supplemental Executive Retirement Plan		1,982,000	
	Total	30.93	3,421,000	0
T.J. Teske	Retirement Plan		165,000	
	Supplemental Executive Retirement Plan		379,000	
	Total	13.09	544,000	0
T.R. Savage	Retirement Plan		720,000	
	Supplemental Executive Retirement Plan		1,190,000	
	Total	17.29	1,910,000	0
W.H. Reitman	Retirement Plan		346,000	
	Supplemental Executive Retirement Plan		328,000	
	Total	16.38	674,000	0
M.D. Schoen	Retirement Plan		1,016,000	
	Supplemental Executive Retirement Plan		1,213,000	
	Total	28.04	2,229,000	0

The amounts in the preceding table show the present value of accumulated benefits as of June 28, 2009. The amounts were calculated using RP2000 male mortality rates and a discount rate of 6.75%. Material assumptions used in determining values include that the beneficiaries receive life only annuities at the earliest age at which unreduced benefits are payable (age 62 or 30 years of service), and that no beneficiary dies prior to retirement. For more detailed assumptions used in this calculation see the Pensions and Other Benefits section of the Compensation Discussion and Analysis. As CEO, Mr. Shiely received one year of additional credited service on July 1, 2007, 2008 and 2009 in accordance with an amendment to the company's supplemental executive retirement plan that was approved by the Board of Directors in August 2003 as an incentive to encourage his retention as CEO. One of the dates for crediting additional service fell within fiscal year 2009. The value of this additional year of credited service is $259,000. No other officers have received such benefits.

Messrs. Shiely, Brenn and Savage are eligible for early retirement under the company's Retirement Plan and Supplemental Executive Retirement Plan. Early retirement is available to employees who reach age 55 with 10 or more years of service with the company, or who have 30 years of service with the company. If an employee retires between the age of 55 and 62, there is a 4% reduction per year in his or her retirement benefit until age 62. If an employee retires before age 55 with 30 years of service, there is no reduction in the retirement benefit, and such retiree is eligible to continue medical coverage for up to 10 years but not beyond age 65 as long as the retiree pays the same premiums as active employees.

* * * * *

The following table shows contributions and earnings during fiscal year 2009 and fiscal year-end balances in the company's nonqualified deferred compensation plan for each named executive. An executive may defer under the plan up to 75% of his or her salary and bonus, reduced by any deferrals under the company's 401(k) plan. Company contributions to a participant's account are described in the Pensions and Other Benefits section of the Compensation Discussion and Analysis. Distributions are made in a single lump sum or 10 annual installments beginning on the later of a participant's retirement or age 62.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2009

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
J.S. Shiely	$0	$0	$23,746	$0	$782,343
J.E. Brenn	70,188	5,760	21,410	0	755,074
T.J. Teske	17,467	10,189	3,606	0	138,629
T.R. Savage	25,998	5,774	11,338	0	395,026
W.H. Reitman	12,200	3,243	2,985	0	110,550
M.D. Schoen	1,290	752	1,781	28,005	45,572

Column (b): Amounts reported as executive contributions are included in the Salary column of the Summary Compensation Table.

Column (c): The company contributed an amount equal to 100% of the executive's first 1% of contributions and 50% of the executive's next 5% of contributions. Amounts reported as Registrant Contributions are included in the Other Compensation column of the Summary Compensation Table.

Column (f): Account balances accrue interest daily at a rate equal to 80% of the US Bank prime lending rate. The aggregate balances include the following amounts that were previously reported as compensation for the named executives in the Summary Compensation Table for previous years: Mr. Shiely $598,664, Mr. Brenn $519,807, Mr. Teske $65,526, Mr. Savage $291,891, Mr. Reitman $16,278 and Mr. Schoen $0.

AGREEMENTS WITH EXECUTIVES

The company has entered into separate agreements with Messrs Shiely and Schoen, and standard employment agreements and change in control agreements with each of the other executives named in the Summary Compensation Table. The principal terms of these agreements are described below.

Agreement with Mr. Shiely. In connection with his planned retirement, the company entered into an early retirement agreement with Mr. Shiely on August 21, 2009. Pursuant to the agreement, Mr. Shiely will retire as an employee and Chief Executive Officer of the company effective December 31, 2009. At that time, the standard employment agreement and standard change in control agreement between Mr. Shiely and the company dated as of January 1, 2009 will terminate, except that the non-disclosure, non-solicitation and non-competition provisions will continue in accordance with their respective terms.

Mr. Shiely will continue to be a participant in the company's incentive compensation plans until his retirement. After Mr. Shiely's retirement, the provisions of the incentive plans governing employees who qualify for early retirement will govern the awards to Mr. Shiely under the plans, and (a) any outstanding stock options awarded to Mr. Shiely but not yet exercisable will immediately become exercisable in accordance with the terms and conditions stated in the award agreements, (b) any outstanding deferred stock awarded to Mr. Shiely will continue to be subject to the vesting requirements and other terms and conditions stated in the award agreements (but in no event later than the fifth anniversary of grant date), and (c) Mr. Shiely's eligibility for cash and stock awards with respect to the 2009 and 2010 plan years will be determined in accordance with the terms of the company's incentive compensation plans and in a manner consistent with the treatment of other executive officers. Because of limitations on the amount of stock options that may be awarded annually under the company's stock option program, Mr. Shiely will have a carryover of $420,226 at the time of his retirement. Under the agreement, Mr. Shiely will receive a stock option award in 2010 equivalent in value to the amount of the carryover. Consistent with the treatment of Mr. Shiely's other stock options, the options will vest immediately and remain exercisable until the third anniversary of the grant date.

The agreement with Mr. Shiely provides that the Board of Directors will nominate him for re-election as a director of the company at the 2009 annual meeting of shareholders. If Mr. Shiely is re-elected as a director at the 2009 annual meeting, he will continue to serve as director and Chairman of the Board until conclusion of the 2010 annual meeting of shareholders, at which time his retirement from these positions shall become effective. The agreement also provides that, as consideration for his commitment to serve as a director and Chairman of the Board following his retirement as an employee and Chief Executive Officer, the company will provide Mr. Shiely with certain compensation and benefits, including the same compensation provided to other non-employee directors, pro-rated for his period of service as a director, a monthly cash fee of $4,166.67 for his period of service as non-employee of the Board, continued eligibility for the same medical, dental and vision care benefits provided to employees of the company and their spouses until Mr. Shiely reaches the age of 65 and his spouse reaches the age of 65 (provided that Mr. Shiely pays the actuarial-determined cost for such coverage), and office space for the period from January 1, 2010 through December 31, 2012 (including part-time services of an administrative assistant and telecommunications service) in order to provide consultation to the company as needed.

The agreement with Mr. Shiely does not reduce or affect the eligibility of Mr. Shiely or his family or the amount of compensation and benefits to which Mr. Shiely or his family may be entitled under any qualified and non-qualified retirement and welfare benefit plans or programs of the company during his employment by the company or because of his early retirement.

Agreement with Mr. Schoen. In late 2008 Mr. Schoen, who has been employed by the company for 27 years and had managed the company's international business from 2001 to 2007, informed the company that he desired to make arrangements for his retirement. On January 1, 2009 the company entered into an agreement with Mr. Schoen stating the terms of his employment with the company until he retires on July 1, 2011. The agreement replaces Mr. Schoen's standard employment agreement and standard change in control agreement, and provides that Mr. Schoen will be employed as a non-officer salaried employee until his retirement.

The agreement with Mr. Schoen provides that he will receive a base annual salary of $275,000 through December 31, 2009 and a base annual salary equivalent to his expected pension benefit for the period from January 1, 2010 through June 30, 2011 (approximately $228,000 per year). Mr. Schoen will also remain a participant in the company's incentive compensation plans for the period through December 31, 2009, and a participant in the company's deferred compensation plans (excluding the company matching contribution after December 31, 2008). Pursuant to the terms of the agreement, Mr. Schoen is not required to report to work during the period from January 1, 2009 through December 31, 2009, and he will be placed on administrative leave during the period from January 1, 2010 through June 30, 2011. Until his retirement, Mr. Schoen will continue to participate in the company's insurance and medical plans (excluding long-term disability and travel accident insurance), and is eligible to receive outplacement services and the same fringe benefits as company officers. Non-competition and non-solicitation provisions are included in the agreement, which apply during the period Mr. Schoen is employed by the company.

Standard Employment Agreements. Each officer has a two-year employment agreement with the company. The agreement automatically extends for an additional year each January 1 unless either party gives a 30-day notice that the agreement will not be renewed.

Under the agreement, the officer agrees to perform the duties that may be assigned by the company from time to time. The officer also agrees for a period of two years following termination of employment for any reason to keep company information confidential, not to compete with the company and not to solicit the company's employees for employment. The company agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees in comparable positions. In the event of a termination other than for cause, the officer's salary and fringe benefits (but not bonus or long-term incentive compensation) are continued for the remaining term of the agreement.

Assuming the executives named in the Summary Compensation Table were terminated other than for cause on June 26, 2009 (the last business day of fiscal year 2009), each executive would have been entitled to continue to receive a base salary through December 31, 2010 and the same medical plan coverage that would have been available to other salaried employees. The aggregate amount of the salary continuation payments that would have been made to each executive are: Mr. Shiely $1,560,000, Mr. Brenn $607,950, Mr. Teske $802,500, Mr. Savage $608,550 and Mr. Reitman $498,000. The value of continued medical plan coverage for each executive would be $22,800.

The employment agreements terminate upon an executive's death or disability. In the event of an officer's disability, the officer will continue to receive compensation for six months following termination, reduced by any disability payments which the officer is entitled to receive. The payments that would have been made to each executive, assuming a termination for disability on June 28, 2009, are as follows: Mr. Shiely $520,000, Mr. Brenn $202,650, Mr. Teske $267,500, Mr. Savage $202,850 and Mr. Reitman $166,000.

The executives are not entitled to a death benefit under the employment agreement, but the company's executive life insurance plan provides a death benefit equal to two times the executive's annual base salary. The death benefits that would have been paid with respect to each executive, assuming the executive died on June 28, 2009, are as follows: Mr. Shiely $2,080,000, Mr. Brenn $810,600, Mr. Teske $1,070,000, Mr. Savage $811,400, Mr. Reitman $664,000 and Mr. Schoen $550,000.

An executive's termination of employment due to death or disability results in the immediate vesting of all stock options, restricted stock and deferred stock. Restricted stock and deferred stock are not forfeited in the event of an executive's retirement, but continue to vest in accordance with the terms of the grants to which they relate. An executive who retires may request that the Compensation Committee vest the executive's options upon retirement, and such a request is normally granted. The value of the unvested stock options, restricted stock and deferred stock for each executive as of June 28, 2009 was Mr. Shiely $754,879, Mr. Brenn $179,011, Mr. Teske $256,091, Mr. Savage $169,041, Mr. Reitman $124,751 and Mr. Schoen $300,557, based upon the same assumptions used to calculate change in control payments.

Standard Change in Control Agreements. Each officer has a change in control agreement with the company. The agreement becomes effective upon a defined change in control of Briggs & Stratton, or if the officer's employment is terminated upon or in anticipation of such a change in control, and automatically supersedes any existing employment agreement. A change in control is defined to mean the acquisition of 20 percent or more of the company's voting securities by any person in certain circumstances, replacement of a majority of the directors of the company in certain circumstances, shareholder approval and consummation of certain mergers, or a liquidation or sale of the company's assets.

The change in control agreement ensures the continuation of each officer's employment following a change in control on a basis equivalent to the officer's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. If during the employment term (three years from the change in control) the officer is terminated other than for cause or if the officer voluntarily terminates his or her employment for good reason or during a 30-day window period one year after a change in control, the officer is entitled to specified severance benefits. These benefits consist of:

(1) a lump sum equal to the officer's accrued salary and bonus for the current year, plus three times the officer's current annual salary and highest annual bonus (which is the greater of the most recent annual bonus received by the officer and the average of the top three bonuses received by the officer over the past five years),

(2) the present value of a three-year enhancement of service under the Retirement Plan and Supplemental Executive Retirement Plan,

(3) continuation of benefits for three years after termination of employment under the company's welfare benefit plans, including without limitation medical, prescription, dental, disability, salary continuance, employee life, group health, accidental death and travel insurance,

(4) outplacement services selected by the officer,

(5) any benefits the officer is eligible to receive under any other plan, program, policy, practice or contract of the company,

(6) a "gross-up" payment that will reimburse the officer for any amounts paid under federal excise taxes, and

(7) immediate vesting of all outstanding stock options, restricted stock and deferred stock pursuant to the company's Incentive Compensation Plan upon a change in control.

Change in control agreements executed with new officers after June 28, 2009 are different from pre-existing agreements in three respects. The agreements no longer have a provision that permits an officer to receive severance benefits if he or she voluntarily terminates employment during a 30-day window period one year after a change in control. The agreements require that an executive who intends to terminate his or her employment for good reason must provide the company with a written explanation and allow the company 30 days to address the situation. In addition, the agreements have a modified gross-up payment for federal excise taxes, so that if an officer's taxable lump sum payment is no more than 15% above the threshold for imposing an excise tax, the company can reduce the lump sum payment to a level that does not invoke the excise tax.

If the change in control agreements had become effective on June 28, 2009, the officers named in the Summary Compensation Table would have been entitled to receive the following amounts:

CHANGE IN CONTROL PAYMENTS

Name	Severance Payment	Pension Enhancements	Outplacement Services	Tax Gross Up	Early Stock Vesting	Other Benefits	Total
J.S. Shiely	$5,366,493	$709,000	$12,000	$2,772,546	$754,879	$295,725	$9,910,643
J.E. Brenn	1,752,507	332,000	12,000	934,260	179,011	141,240	3,351,018
T.J. Teske	2,145,543	125,000	12,000	1,075,288	256,091	143,040	3,756,962
T.R. Savage	1,757,631	332,000	12,000	986,017	169,041	183,633	3,440,322
W.H. Reitman	1,298,604	123,000	12,000	646,527	124,751	130,260	2,335,142

The Pension Enhancements values in the preceding table show the increase in the present value of each named executive's accumulated retirement benefit under the company's non-qualified retirement plan if a defined change of control had occurred on June 28, 2009. The valuation assumes a three-year addition to each executive's credited years of service, survival of each executive until he reaches the earlier of age 62 or 30 years of service, and payment of a life-only annuity. The valuation is based on male mortality tables for 2000 and a discount rate of 6.75%.

In the Early Stock Vesting column the value of accelerating the exercise date of stock options was determined for options that were not exercisable on June 28, 2009 but were in the money on that date. The number of such options was multiplied by the difference between the market price of the stock on June 28, 2009 and the exercise price of the options. The value of accelerating the vesting date of restricted and deferred stock was calculated by multiplying the number of such shares that were subject to restrictions on June 28, 2009 by the fair market value of the company's common stock on that date.

The amounts in the Other Benefits column consist of the following for each of the executives named in the Summary Compensation Table:

	Deferred Compensation	Life Insurance	Financial Planning	Medical Insurance	Company Plane (a)	Total
J.S. Shiely	$25,725	$89,400	$15,000	$45,600	$120,000	$295,725
J.E. Brenn	41,340	39,300	15,000	45,600	0	141,240
T.J. Teske	57,285	25,155	15,000	45,600	0	143,040
T.R. Savage	42,633	80,400	15,000	45,600	0	183,633
W.R. Reitman	32,610	37,050	15,000	45,600	0	130,260

(a) Under the company's aircraft policy Mr. Shiely is allowed a limit of 20 hours per calendar year for private use of the company plane. The amount listed above represents the estimated incremental cost to the company for three years of benefits under this policy. The estimated cost was derived by multiplying 20 hours/year of plane use by $2,000/hour to cover the cost of fuel, oil and maintenance.

In the event of a change in control, under the company's incentive compensation plans all outstanding equity awards held by Mr. Schoen will immediately vest. Utilizing the assumptions set forth above, if a change of control had become effective on June 28, 2009, the value of the accelerated vesting of the awards for Mr. Schoen would have been $300,557.

DIRECTOR COMPENSATION

Each nonemployee director receives an annual retainer fee of $150,000 payable 50% in cash and 50% in deferred stock. In addition, the chairman of the Audit Committee receives $10,000 annually in deferred stock, the chairmen of the Compensation Committee and Nominating & Governance Committee each receives $7,500 annually in deferred stock, and each member of the Audit Committee receives $5,000 annually in deferred stock.

Deferred stock is granted to directors in August of each year. The stock is credited to the account of each nonemployee director under the Deferred Compensation Plan for Directors. The stock vests when the director leaves the Board of Directors. In addition, a nonemployee director may elect under the plan to defer receipt of all or a portion of any cash compensation until the director attains the age of 73 years. Cash deferred amounts can be (1) credited with interest quarterly at 80% of the prevailing prime rate, or (2) converted into common share units based on the deferral date closing price of the company's common stock. Share balances in a director's account are credited with additional shares of stock in lieu of cash dividends. Deferred stock is distributed in shares of unrestricted stock, common share units may be distributed in cash or stock at the election of the director, and all other distributions are paid in cash.

Nonemployee directors receive $150,000 of coverage under the company's Business Travel Accident Plan while on corporate business and up to $10,000 annually of company products and products powered by the company's engines. Directors purchase these products at retail, and the company reimburses them for the purchase price and also compensates directors for the applicable federal tax liability associated with the reimbursement. The amount of the reimbursement and tax payment is included in each director's taxable income.

The following table shows the compensation paid by the company in fiscal year 2009 to each nonemployee director. Mr. Shiely's compensation is shown in the Summary Compensation Table.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
W.F. Achtmeyer	$75,000	$75,827	$15,148	0	0	$ 1,540	$167,515
M.E. Batten	75,000	83,422	15,148	0	0	2,618	176,188
D.L. Burner	75,000	83,422	15,148	0	0	2,866	176,436
M.K. Bush	37,500	92,798	(19,593)	0	0	13,825	124,530
K.R. McLoughlin	75,000	75,827	7,053	0	0	7,965	165,845
R.J. O'Toole	75,000	91,003	15,148	0	0	2,618	183,769
C.I. Story	75,000	80,895	15,148	0	0	2,618	173,661
B.C. Walker	75,000	80,895	15,148	0	0	1,848	172,891

Column (c): Amounts are the expenses recorded in the company's 2009 financial statements under FAS No. 123R. Each nonemployee director was granted $75,000 in deferred stock in August 2008. The assumptions used to determine the valuation of stock awards are discussed in note 12 to the consolidated financial statements. Directors held the following shares of deferred stock and common stock units under the Deferred Compensation Plan for Directors at the end of fiscal year 2009: Messrs. Achtmeyer – 5,813 shares of deferred stock; Batten – 6,395 shares; Burner – 6,396 shares and 21,026 common share units; McLoughlin – 5,813 shares; O'Toole – 6,977 shares; Story – 6,202 shares; Walker – 6,202 shares and Ms. Bush – 0.

Column (d): Amounts are the expenses recorded in the company's 2009 financial statements under FAS No. 123R for stock options awarded in prior years. Outstanding option awards held by the above directors are: Messrs. Achtmeyer 22,000 shares; Batten 26,000 shares; Burner 26,000 shares; McLoughlin 4,000 shares; O'Toole 26,000 shares; Story 26,000 shares and Walker 26,000 shares. The assumptions used to determine the valuation of the awards are discussed in note 12 to the consolidated financial statements.

Column (g): Includes payments made to each director to reimburse the purchase of company products and the related federal tax liability. Amounts shown may exceed the $10,000 limit because the limit is applied on a calendar rather than fiscal year basis, and the amounts shown include payment for taxes.

Equity Compensation Plan Information

The following table gives aggregate information under all equity compensation plans of Briggs & Stratton as of June 28, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders	4,679,720 (1)	$29.53	5,415,141 (2)
Equity compensation plans not approved by security holders	–	n/a	–
Total	4,679,720	$29.53	5,415,141

(1) Represents options, restricted stock and deferred stock granted under Briggs & Stratton's Stock Incentive Plan and Incentive Compensation Plan. Of this amount, 2,110,383 were awarded under the Briggs & Stratton Stock Incentive Plan, which terminated effective October 29, 2004. The remaining 2,569,337 awards were granted under the Briggs & Stratton Incentive Compensation Plan, which was approved by shareholders, effective October 29, 2004.

(2) Represents securities available for future issuance under the Briggs & Stratton Incentive Compensation Plan. Under the Briggs & Stratton Stock Incentive Plan, no securities remain available for future issuance.

ITEM 3: RATIFICATION OF RIGHTS AGREEMENT

Background

The company is a party to a Rights Agreement with National City Bank, as rights agent, dated as of August 7, 1996 (as amended through August 12, 2009, the "Rights Agreement"). The company adopted the Rights Agreement in an attempt to defend against abusive or otherwise undesirable takeover tactics, such as:

- acquiring stock for the purpose of forcing a sale of the company at a price that is more than the average cost of the investor's position, but less than a fair price to shareholders;
- taking control through open-market purchases without giving the shareholders a control premium for their shares or the protections of the federal tender offer rules;
- attempting to acquire the company at a time when the company's common stock is undervalued and at a price that is less than the stock's intrinsic value; and
- attempting, through a partial tender offer, to acquire a majority interest in the company and then forcing the remaining public shareholders to accept cash and/or securities of lesser value.

The Rights Agreement discourages such attempts by making an acquisition of the company that is not approved by the company's Board of Directors (the "Board") prohibitively expensive for the acquiror by significantly diluting the acquiror's stock interest in the company and increasing the number of shares of common stock that would have to be acquired.

Under the Rights Agreement, each share of common stock of the company is accompanied by one corresponding right ("Right") entitling the holder to purchase from the company one-half of one share of company common stock at a "purchase price" of $80 per full share, subject to adjustment, or, in the additional circumstances described below, to purchase shares of common stock equal in value to twice the then current purchase price. The Rights also would entitle their holders to acquire common stock of an acquiror in the circumstances described below. Nevertheless, before a person acquires 20 percent or more of the outstanding common stock of the company, the Rights may be redeemed by the Board, or in certain circumstances pursuant to action by the shareholders, or the terms of the Rights may be modified by the Board to, among other things, exempt a particular acquiror from the dilutive effects of the Rights. These provisions generally have the effect of encouraging potential acquirors to negotiate with the Board before acquiring 20 percent or more of the common stock so that the Board may redeem or modify the Rights as part of an acquisition. Until the distribution date, which is described below, the Rights are evidenced by the company's common stock certificates.

Amendment of Rights Agreement

On August 12, 2009, the Board amended the Rights Agreement to: (i) modify the definition of "Beneficial Owner" and "beneficial ownership" of common shares of the company to include, among other things, certain derivative security interests in common shares of the company; (ii) reduce the redemption price for the Rights to $.001 per Right; and (iii) extend the term of the Rights Agreement for a period of three (3) years from the Annual Meeting. In amending the Rights Agreement, the company consulted proxy advisors, published guidelines and market literature to ensure that the Rights Agreement included progressive, shareholder-friendly provisions. The Board's decision to amend the Rights Agreement was not made in response to, or in anticipation of, any acquisition proposal and is not intended to prevent a non-coercive takeover bid from being made for the company or to keep management or the directors in office.

Summary of Rights Agreement

Following is a summary of the material terms of the Rights Agreement. The statements below are only a summary, and we refer you to the full text of the Rights Agreement, which was filed as an exhibit to the company's Amended Registration Statement on Form 8-A/A filed on August 17, 2009. A copy of a Summary of Rights to Purchase Common Shares is attached to this Proxy Statement as Exhibit A.

Events Causing the Exercisability of the Rights

The Rights will become exercisable upon the occurrence of the "distribution date" which is defined in the Rights Agreement as the earlier to occur of:

- 10 calendar days following public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of common stock of the company; or
- 10 business days following the commencement of, or announcement of intention to make, a tender offer or exchange offer the consummation of which would result in a person or group owning 20% or more of the outstanding shares of common stock.

Until the distribution date, the Rights will be transferred with and only with the common stock of the company.

The Company's Board of Directors May Redeem or Exchange the Rights

The Board may, at its option, at any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding shares of common stock of the company, redeem all (but not less than all) of the then outstanding Rights at a price of $.001 per right (the "redemption price"). The Rights will then terminate immediately, and the only right of holders of Rights will be to receive the redemption price.

Effect of Certain Ownership of Stock

In the event that a person or group becomes the beneficial owner of 20% or more of the outstanding shares of common stock of the company prior to the expiration or termination or earlier redemption of the Rights, each Right (other than Rights owned by the acquiring person, which will become void) will thereafter constitute the right to receive, upon exercise for the purchase price of $80, subject to adjustment, that number of shares of the company's common stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the then current purchase price. However, after a person or group becomes the beneficial owner of 20% or more of the outstanding shares of common stock, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the Rights (other than Rights owned by the acquiring person, which will become void), under certain circumstances, in whole or in part, at an exchange ratio of one share of common stock per Right.

Until a Right is exercised or exchanged, the holder of the Right, by virtue of being a Right holder, will not be entitled to any rights of a holder of shares of common stock of the company for which the Rights are exercisable, including, without limitation, the right to vote or to receive dividends.

Exercise of Rights for Shares of an Acquiring Company

In the event that, at any time following the acquisition by a person or group of 20% or more of the company's common stock, (i) the company is acquired in a merger or other business combination transaction or (ii) 50% or more of the company's consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will then have the right to receive, upon exercise thereof at the then current purchase price, common stock of the acquiring company having a market value at the time of such transaction equal to two times the purchase price of the Right.

Qualified Offer

Not earlier than 60 business days, nor later than 80 business days, after the emergence of a "qualified offer," as described below (which has not been terminated and which continues to be a "qualified offer"), shareholders representing at least ten percent (10%) of the outstanding shares of common stock of the company (other than shares of common stock held by the offeror) may request that the Board call a special meeting of shareholders to vote on redeeming all of the Rights. The record date for determining the shareholders eligible to request such a meeting will be the 60th business day following commencement of the qualified offer. The Board must then call and hold such a meeting within 90 business days after the Board's receipt of the shareholders' request. If, at the special meeting, shareholders representing a majority of the shares of common stock outstanding and entitled to vote as of the record date for the special meeting vote in favor of redeeming the Rights, then the Rights will be redeemed effective immediately prior to the consummation of the qualified offer, if and only if the qualified offer is consummated within 60 days after either the date on which the results of the vote on the redemption resolution at the special meeting are certified as official or, if no special meeting is held by the date that is 90 business days following receipt of the shareholders' request for the special meeting, at the close of business on that 90th business day.

A qualified offer is an offer that has, to the extent required for the type of offer specified, each of the following characteristics:

- is a fully financed all-cash tender offer or an exchange offer offering at least 70 percent cash and shares of common stock of the offeror, in each such case for any and all of the outstanding shares of common stock of the company;
- is an offer that has commenced within the meaning of Rule 14d-2(a) under the Securities Exchange Act of 1934;
- is an offer whose per-share price is greater than the highest reported market price of the company's common stock in the preceding 24 months and represents a reasonable premium above the average of the closing prices for the five trading days immediately preceding the commencement date of the offer;
- is an offer that is accompanied by a written opinion of a nationally recognized investment banking firm that is addressed to the company and the holders of shares of common stock of the company other than the offeror and states that the price to be paid to such holders pursuant to the offer is fair from a financial point of view to such holders and includes any written presentation of such firm showing the analysis and range of values underlying such conclusions, which written opinion and

any such presentation are updated and provided to the company within two business days prior to the date such offer is consummated, and within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration) does not result in a nationally recognized investment banking firm retained by the Board rendering an opinion to the Board that the consideration being offered to the company shareholders is either unfair or inadequate;

- is subject only to the minimum tender condition described below and other usual and customary terms and conditions, which conditions shall not include any financing, funding or similar condition or any requirements with respect to the offeror or its agents being permitted to conduct any due diligence with respect to the books, records, management, accountants and other outside advisers of the company;
- is accompanied by an irrevocable written commitment by the offeror to the company that the offer will remain open for at least 60 business days and, if a special meeting is duly requested by the company's shareholders with respect to the offer, at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the special meeting notice, for at least 10 business days following such 90 business day period;
- is accompanied by an irrevocable written commitment by the offeror to the company that, in addition to the minimum time periods specified above, the offer will be extended for at least 20 business days after any increase in the price offered, and after the commencement of any bona fide alternative offer;
- is conditioned on a minimum of 90% of the outstanding shares of company common stock (other than shares of common stock held by the offeror) being tendered and not withdrawn as of the offer's expiration date which condition shall not be waivable;
- is accompanied by an irrevocable written commitment by the offeror to the company to consummate promptly upon successful completion of the offer a second-step transaction whereby all shares of common stock of the company not tendered into the offer will be acquired at the same amount and form of consideration per share actually paid pursuant to the offer, subject to shareholders' statutory appraisal rights, if any;
- is accompanied by an irrevocable written commitment by the offeror to the company that no amendments will be made to the offer to reduce the offer consideration, change the form of consideration offered, reduce the number of shares being sought or otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;
- is an offer pursuant to which the company has received an irrevocable written commitment of the offeror that the offeror will pay (or share with any other offeror) at least one-half of the company's costs of a special meeting requested with respect to such offer; and
- is an offer pursuant to which the company has received an irrevocable written commitment of the offeror that if the offer is not consummated, the offeror will not make any offer for or purchase any equity securities of the company for a period of one year after the commencement of the original offer if such original offer does not result in the tender of at least 85% of the outstanding shares of common stock not owned by the offeror.

Any offers are subject to further conditions for qualification as "qualified offers", as set forth in the Rights Agreement. These conditions generally require assurance that the offer is fully financed and that the offeror has sufficient committed resources to consummate the offer. Any offers that have acquiror common stock as partial consideration are subject to further conditions for qualification as "qualified offers," as set forth in the Rights Agreement. These conditions generally require certain safeguards regarding, and access to, information about the acquiror to allow an informed determination as to the value and risks of the stock, including safeguards against developments that adversely affect the value of the stock, that the acquiror's stock (which may not have subordinated voting rights nor may its ownership be heavily concentrated in one person or group) is listed on a national exchange, that the acquiror meets certain seasoned issuer standards under the Securities Act of 1933, and that no acquiror shareholder approval of the issuance of the consideration to the company's shareholders is necessary after commencement of the offer.

Adjustments to Exercise Price

The exercise price for each Right and the number of shares of common stock (or other securities or property) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

Amendments to Terms of the Rights

The provisions of the Rights Agreement may be amended by the Board without the approval of any holders of certificates for Rights in order to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or consistent with any other provisions therein, or to make any other provisions with respect to the Rights which the company may deem necessary or desirable; provided, however, that from and after such time as any person or group becomes the beneficial owner of 20% or more of the outstanding shares of common stock of the company, the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of the Rights.

Term

The Rights will expire at the close of business on October 17, 2012, unless earlier exercised or redeemed or exchanged by the company, as described above and in accordance with the terms of the Rights Agreement.

Anti-Takeover Effects

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to the time that the Rights may not be redeemed (as described above) since the company, at the option of the Board in accordance with the Rights Agreement, may, at any time prior to the acquisition by a person of beneficial ownership of 20% or more of the outstanding shares of common stock of the company, redeem all but not less than all the then outstanding Rights at $.001 per Right. In addition, prior to such time, the shareholders may cause the redemption of the Rights in accordance with the Rights Agreement. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Board has the ability to protect shareholders and the company if abusive or otherwise undesirable takeover tactics are initiated against the company or efforts are made to gain control of the company in a manner that is not in the best interests of the company and its shareholders.

The Board of Directors believes that the Rights Agreement is in the best interests of the company's shareholders because it:

- Provides a way for the Board to defend shareholders against abusive tactics used to gain control of the company without paying all shareholders a fair premium and to ensure that all company shareholders are treated fairly and equally in an acquisition of the company.
- Encourages anyone seeking to acquire control of the company to negotiate in good faith with the Board and gives the Board significant negotiating power on behalf of the shareholders. This enables the Board to negotiate a fair premium for shareholders that is consistent with the intrinsic value of the company and to block any transaction by an acquiror who is unwilling to pay a fair price (subject to the shareholders' right to cause the redemption of the Rights under certain circumstances described above).
- Slows the process by which a potential acquiror may gain control of the company, thereby affording the Board additional time to evaluate a proposed transaction and, if necessary, seek alternative transactions or implement other courses of action to maximize shareholder value.

- Provides the Board with the ability to run an effective auction of the company or other sale process, where the Board has decided to sell the company, and to protect a negotiated transaction from interlopers once the auction or other sale process is completed.
- Reduces the likelihood that a potential acquiror who is unwilling to pay a sufficient premium will attempt to acquire the company by means of an open market accumulation, a partial bid for the company, a front-end loaded tender offer or other coercive or unfair takeover tactics, since it limits the size of the position the acquiror may take without the concurrence of the Board.
- Does not prevent the making of unsolicited offers or the acquisition of the company at a full and fair price since the existence of the Rights Agreement does not eliminate the Board's responsibility to consider acquisition proposals in a manner consistent with the directors' fiduciary duties to shareholders.

Shareholder Ratification

Shareholders are being asked to vote to ratify the Rights Agreement in an effort to determine the viewpoint of shareholders on the advisability of the Rights Agreement. If the Rights Agreement is not ratified by shareholders as proposed, the Board intends to reevaluate the Rights Agreement and determine whether it believes the Rights Agreement in its current form continues to be in the shareholders' best interests. The Board may, as a result of such reevaluation and determination, terminate the Rights Agreement, modify the terms of the Rights Agreement or allow the Rights Agreement to remain in place without change, among other actions.

The Board of Directors unanimously recommends a vote FOR the proposal to ratify the Rights Agreement.

ITEM 4: APPROVAL OF INCENTIVE COMPENSATION PLAN

On August 12, 2009, subject to shareholder approval, the Board of Directors unanimously approved amending and restating the Incentive Compensation Plan (the "Plan"). The Plan permits the issuance of 6,800,000 shares of the company's common stock for fiscal 2010 and subsequent years. The Board's action follows recommendations of the Compensation Committee (the "Committee") and Hewitt Associates LLC, which the Committee independently retained to provide advice concerning the Plan.

The Plan authorizes the Committee from time to time to select participants to whom awards shall be granted and to determine the nature and amount of each award. Participants in the Plan include officers and employees of the company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the company, non-employee directors of the company, and other individuals who provide services to the company.

Shareholders last approved the Plan in October 2004, when 8,000,000 post-split shares were added for future awards under the Plan. The following table provides the aggregate number of shares outstanding and the number of shares available under all equity compensation plans for future grant as of the record date of August 24, 2009:

Number of Stock Options Outstanding	4,755,221
Weighed Average Exercise Price	28.39
Weighted Average Term in Years	6.92
Number of Stock Awards Outstanding	748,213
Number of Shares Remaining for Future Grant	
Incentive Compensation Plan	4,318,506
Common Shares Outstanding	50,002,339

Upon approval of the Plan by shareholders, 2,481,494 shares will be added to the shares remaining available for grant under the Plan. No other shares remain available for grant under any other company equity compensation plans or programs. As of August 24, 2009, the closing price of the company's common stock on the NYSE was $18.88 per share.

The primary purpose for seeking shareholder authorization for additional shares under the Plan is to accommodate the continued issuance of stock options, restricted stock and deferred stock as incentive compensation to officers and key employees of the company, and the continued issuance of deferred stock as compensation to directors for their services to the company. The Plan also has the following provisions governing incentive compensation awards:

- all stock options and stock appreciation rights have an exercise price equal to 110% of the fair market value of the company's common stock on the award date and expire no later than the last day of the month 5 years after the award date,
- the list of objective performance goals that may be selected by the Committee for cash bonus awards is expanded,
- cancellation or exchange of underwater stock options is prohibited without shareholder approval,
- participants may pay the exercise price of stock options with company stock or in a net exercise, but not with restricted or deferred stock,
- director fees may be paid in deferred stock,
- awards may be made to third parties who provide services to the company,
- the fair market value of the company's common stock is defined as the closing sales price on the New York Stock Exchange on the award date rather than the mean between the high and low reported sales price, and
- outdated provisions are eliminated from the prior incentive compensation plan relating to incentive stock options and the minimum holding period for stock options.

If the Plan is approved, the Committee expects to make cash and equity awards in accordance with the following incentive compensation plans and programs, as amended and supplemented from time to time. If the Plan is not approved, no cash bonuses will be paid under the Plan.

EVA Incentive Compensation Plan

The Economic Value Added Incentive Compensation Plan ("EVA Plan") is the company's cash incentive plan for officers and key employees. The EVA Plan is intended to promote the maximization of shareholder value over the long term by rewarding participants for an increase in the value of the company to its shareholders. The EVA Plan also provides competitive levels of compensation to attract and retain employees who are able to exert a significant impact on the value of the company. The Compensation Discussion and Analysis and compensation tables located elsewhere in this proxy statement describe how the EVA Plan works.

Approximately 110 employees, including all officers named in the Summary Compensation Table, are expected to participate in the EVA Plan.

Premium Option and Stock Award Program

The Premium Option and Stock Award Program ("Executive Program") is designed to link the interests of all senior executives to the long-term consolidated financial results of the company. In general, each year designated executives are awarded stock options having a value equal to the executive's target incentive award under the EVA Plan, and also are awarded restricted or deferred shares having a value equal to the amount of the executive's actual bonus. These provisions are intended to reduce the volatility of incentive compensation from year to year, increase stock ownership by executives, and relate the award of restricted and deferred shares to the company's financial performance. Details of how the Executive Program works are contained in the Compensation Discussion and Analysis and accompanying compensation tables located elsewhere in this proxy statement.

Since 2004, the Executive Program has required that the exercise price of stock options be 110% of the fair market value of the company's common stock on the date of award, that options become exercisable three years after the award date and expire five years after the award date, and that the vesting period for restricted and deferred stock be five years after the award date. In addition, the vesting date is not accelerated by early or regular retirement, except in extraordinary circumstances approved by the Committee. If an executive resigns his or her employment prior to the vesting date, the restricted or deferred shares are forfeited. To the extent stock options or restricted or deferred shares terminate or lapse without being exercised or vested, the shares are again available for distribution in connection with further awards under the Plan.

The Committee, in its sole discretion, may elect to cash out all or any portion of the stock options by paying a per share amount equal to the excess of the fair market value at exercise over the option exercise price. Such payment may be in cash or common stock. The Committee may also elect to substitute stock appreciation rights for any or all outstanding options at any time. Stock options are not transferable except by will or the laws of descent or distribution.

Approximately 15 persons, including all officers named in the Summary Compensation Table, are expected to participate in the Executive Program.

Key Manager Stock Award Program

The Key Manager Stock Award Program ("Key Manager Program") was established by the Committee in August 2009. It provides key managers who are not company officers with an opportunity to earn awards of restricted and deferred stock based on their achievement of performance goals approved by the Committee under the EVA Plan. The value of an award under the Key Manager Program is equal to the lesser of the manager's actual cash bonus under the EVA Plan or 150% of his or her target cash bonus.

Approximately 15 persons are expected to participate in the Key Manager Program.

Other Restricted and Deferred Stock Awards

The Committee or Chief Executive Officer may award restricted or deferred stock on occasion to key employees not covered by the Executive Program or Key Manager Program. In the past two fiscal years, the Committee and CEO approved such awards totaling 149,275 shares. The number of shares that will be issued under the Plan for this purpose in the form of restricted and deferred stock is expected to be comparable in future years.

Deferred Compensation Plan for Directors

Nonemployee directors participate in the Deferred Compensation Plan for Directors (the "Deferred Plan"). This plan requires that 50% of each director's annual compensation be paid in deferred stock (currently $75,000) and be held under the Deferred Plan until the director resigns or retires from the Board of Directors. Dividends declared on deferred stock accumulate as additional shares of deferred stock. The Deferred Plan is administered by the full Board of Directors, and may be modified or terminated by it at any time.

There are currently 7 nonemployee directors who participate in the Deferred Plan.

Other Plan Provisions

The Plan has aggregate and annual limits on various awards. The total number of shares available for future distribution under the Plan is 6,800,000 shares. Solely for the purpose of applying this limitation, the number of shares available for issuance under the Plan shall be reduced by 1.00 share of stock for every one share of stock issued in respect of an award of a stock option or stock appreciation right and 2.91 shares of stock for every one share of stock issued in respect of an award other than an award of a stock option, stock appreciation right or award that must be settled in cash. All shares in aggregate shall be available for issuance as incentive stock options. Annual limits in the Plan on individual employee awards are $3 million in cash bonuses, 230,000 stock options and 160,000 shares of restricted and deferred stock.

The Plan permits the Committee to condition awards to such terms and conditions as it deems desirable. In addition to the terms and conditions stated above, the Committee has decided to require that award recipients comply with certain confidentiality, non-solicitation and non-competition obligations, and that an award may be "clawed back" if the recipient breaches the confidentiality, non-solicitation and non-competition obligations or if there is a material restatement of the company's annual report filed with the SEC caused by the negligence or misconduct of one or more persons. These clawback provisions supplement provisions that have been in the EVA Plan for many years requiring that a portion of any extraordinary bonus earned by a senior executive be placed in a bonus bank, where it is subject to reduction if the company's future financial performance deteriorates.

The Plan permits the Committee to grant Stock Appreciation Rights ("SARs") as a freestanding incentive award, in conjunction with all or part of any stock options granted under the Plan, or as a substitute for outstanding options. For freestanding SARs, the grant price will be 110% of the fair market value of the company's common stock on the date of award. For SARs granted in connection with option awards, the grant price of the SARs will be equal to the exercise price of the related options. For SARs substituted for outstanding options, the grant price will be equal to the exercise price of the options.

SARs awarded on a freestanding basis become exercisable on such date as the Committee may determine when it makes the award, and will expire no later than 5 years after the date of award. SARs issued in connection with options may be surrendered by the holder in connection with the exercise of the related options. SARs issued to replace outstanding options may be surrendered for payment at any time during which the holder would have been entitled to exercise the related options. When a holder surrenders a SAR, the holder is entitled to a payment in cash, shares of stock or both equal in value to the difference between the fair market value of the company's common stock at the time of surrender and the price established for the SAR at the time of award.

Upon the occurrence of a "change in control" of the company as defined in the Plan, any outstanding stock options which are not then exercisable will become fully exercisable. If an optionee's employment is terminated at or following a change in control (other than by death, disability, or retirement), the exercise periods of an optionee's stock options will be extended to the earlier of six months and one day from the date of employment termination or the options' respective expiration dates.

In the event of any merger, stock split, consolidation, recapitalization, stock dividend, reorganization or other change in corporate structure affecting the common stock, the Board of Directors may, in its sole discretion, make such substitutions or adjustments in the aggregate number of shares reserved for issuance under the Plan, in the number and option price of shares subject to outstanding options (and related stock appreciation rights), in the number and purchase price of shares subject to outstanding stock purchase rights, and in the number of shares subject to other awards granted under the Plan.

Federal Income Tax Aspects

The following is a brief summary of the company's understanding of the principal anticipated federal income tax consequences of awards made under the Plan based upon the applicable provisions of the Internal Revenue Code in effect on the date hereof. This summary is not intended to be exhaustive, and does not describe state or local tax consequences.

1. *Incentive Stock Options.* An optionee will not realize taxable income at the time an ISO is granted or exercised. If common stock is issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of the shares is made by the optionee within two years of the date of grant or within one year after exercise of the option, then (a) any gain upon the subsequent sale of the shares will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term loss, and (b) no deduction will be allowed to the company for federal income tax purposes. The spread between the ISO price and the fair market value of the shares at the time of exercise is an adjustment item for purposes of the alternative minimum tax.

If an optionee disposes of shares acquired upon the exercise of an ISO before the expiration of the holding periods described above, then generally (a) the optionee will be taxed as if he or she had received compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the exercise date (or, if less, the amount realized on the disposition of the shares) over the option price paid for such shares, and (b) the company will generally be entitled to a corresponding deduction in that year. Any further gain or loss realized by the participant will be taxed as short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by the company.

Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the optionee's employment, the option will generally be treated for tax purposes as a non-qualified stock option.

All stock acquired pursuant to the exercise of an ISO is subject to the holding period rules and disqualifying disposition rules described above, regardless of whether such stock is paid for with cash or previously acquired shares. Furthermore, the exercise of an ISO with previously acquired stock will be deemed to be an exchange to which Section 1036 of the Code applies. The optionee's basis in the number of shares of ISO stock that equals the number of previously acquired shares used to exercise the ISO shall equal the basis of the previously acquired shares used to exercise the ISO, increased by the amount of compensation recognized in the transaction, if any. The optionee's basis in any remaining shares of ISO stock shall be zero.

If a "statutory option stock" (stock acquired through the exercise of a qualified stock option, an ISO, an option granted under an employee stock purchase plan or a restricted stock option) is transferred to acquire shares offered under an ISO, and if the applicable holding periods for such statutory option stock have not been met before such transfer, the transfer will result in ordinary income with respect to the stock disposed of, but will not affect the tax treatment, as described above, for the stock received.

To the extent that the fair market value of common stock (determined as of the date of award) subject to ISOs exercisable for the first time by an optionee during any calendar year exceeds $100,000, those options will not be considered ISOs.

2. *Non-Qualified Stock Options.* An optionee will not realize taxable income at the time a NQSO is granted, but taxable income will be realized, and the company will generally be entitled to a deduction, at the time of exercise of the NQSO. The amount of income (and the company's deduction) will be equal to the difference between the NQSO exercise price and the fair market value of the shares on the date of exercise. The income realized will be taxed at ordinary income tax rates for federal income tax purposes. On subsequent disposition of the shares acquired upon exercise of a NQSO, capital gain or loss as determined under the normal capital asset holding period rules will be realized in the amount of the difference between the proceeds of sale and the fair market value of the shares on the date of exercise. Where the NQSO exercise price is paid in "delivered stock," the exercise is treated as a tax-free exchange of the shares of delivered stock (without recognizing any taxable gain with respect thereto) for a like number of new shares. The optionee's basis in the number of new shares that equals the number of shares used to exercise the NQSO will equal the basis of the shares used to exercise the NQSO, and the optionee's holding period for the new shares will include the optionee's holding period in the shares used to exercise the NQSO. The optionee's basis in any remaining shares will equal the amount of compensation income recognized upon exercise of the NQSO and the optionee's holding period for such shares will begin on the date the optionee acquires them. This mode of payment does not affect the ordinary income tax liability incurred upon exercise of the NQSO described above.

3. *Restricted Stock.* A grantee generally recognizes no taxable income at the time of an award of restricted stock. However, a grantee may make an election under Section 83(b) of the Code to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation (or depreciation) in the value of the shares of stock granted may be taxed as capital gain (or loss) upon a subsequent sale of the shares. If the grantee does not make a Section 83(b) election, then the grant will be taxed as compensation income at the full fair market value on the date the stock is no longer subject to a substantial risk of forfeiture. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee.

4. *Deferred Stock.* A grantee who has been awarded deferred stock will not recognize taxable income until the applicable award cycle expires and the grantee is in receipt of the stock distributed in payment of the award, at which time such grantee will realize compensation income equal to the full fair market value of the shares delivered. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee.

5. *SARs.* A grantee will not recognize taxable income upon the grant of a SAR. Upon the exercise of a SAR, the consideration paid to the grantee upon exercise of the SAR will constitute compensation taxable to the grantee as ordinary income. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee upon exercise of a SAR.

6. *Tax Withholding.* Under the Plan, an employee must pay the company, no later than the date on which an amount first becomes includable in his or her gross income for federal income tax purposes with respect to an award, any taxes required to be withheld with respect to such amount. Such withholding obligation may be settled with already owned shares, including shares that constitute part of the award giving rise to the withholding obligation, unless otherwise determined by the company. The amount of income recognized is not reduced by the delivery of already owned shares or the retention by the company of shares issuable under an award to satisfy withholding obligations.

Plan Benefits

The number of awards to be made pursuant to the Plan is subject to the discretion of the Committee and therefore cannot be determined with certainty at this time. However, the company anticipates that the Committee will continue in future years to make annual cash and equity awards as described above. With respect to fiscal year 2009, a total of $4,698,000 was awarded as cash bonuses under the EVA Plan to be paid in December 2009, 730,000 stock options were awarded under the Executive Program, and 342,630 shares of restricted and deferred stock were awarded under all the programs and plans described above, including the Powerful Solution Incentive Compensation Plan. The Powerful Solution Plan was in effect only for fiscal years 2008 and 2009 and will not be continued in future years. It is summarized in the Compensation Discussion and Analysis.

Shareholder Cost

The shareholder cost of stock-based incentive plans has traditionally been measured by potential voting power dilution (i.e., shares reserved divided by fully diluted shares outstanding). Shareholders have increasingly focused more on the expected economic cost of stock-based incentive plans (i.e., the value of stock and options reserved divided by the market value of shares outstanding). This approach, unlike the traditional approach, recognizes that stock grants are more expensive than conventional stock options and that conventional stock options are more expensive than premium-priced stock options. The Board believes that expected economic cost is the most appropriate measure of shareholder cost. Because the stock options will have a 110% exercise price and an exercise period that begins three years and ends five years after the grant date, the Committee believes that the economic cost of the Plan as a percent of the market value of the company's shares outstanding is reasonable and significantly less than for traditional grants.

In summary, the Board believes that the cost to be incurred by shareholders under the Plan is reasonable to obtain the benefits of a balanced but strong incentive for management to increase shareholder value. A copy of the full text of the Plan is attached as Exhibit B to this proxy statement.

The Board of Directors recommends a vote FOR approval of the Plan.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report on Form 10-K with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended June 28, 2009 accompanies this proxy statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2010 annual meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 2, 2010 and no later than July 27, 2010, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 13, 2010 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 10, 2009

EXHIBIT A

SUMMARY OF RIGHTS TO PURCHASE COMMON SHARES

On August 6, 1996, the Board of Directors of Briggs & Stratton Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was paid on August 19, 1996 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-half of one Common Share of the Company at a price (the "Purchase Price") of $80 per full share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and National City Bank, as Rights Agent (the "Rights Agent") dated as of August 7, 1996, as amended through August 12, 2009 and as may thereafter be amended. Until the earlier to occur of (i) 10 days following public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares; (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on October 17, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company (including by shareholder action in connection with a "Qualified Offer" as defined in the Agreement), in each case, as described below.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise at the then current Purchase Price that number of Common Shares having a market value of two times the Purchase Price.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue any fractional Common Shares and in lieu thereof, an adjustment in cash may be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. In addition, if the Company receives a Qualified Offer (as defined in the Agreement), then the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board upon the written notice of the holders of at least 10% of Common Shares then outstanding (other than Common Shares held by the offeror or its Affiliates and Associates) for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Agreement. The written notice must be received by the Company not earlier than 60 nor later than 80 business days following the commencement of a Qualified Offer that has not been terminated prior thereto and that continues to be a Qualified Offer. The special meeting must be held on or prior to the 90th business day following Company's receipt of such notice. Such an action by the shareholders requires the affirmative vote of a majority of all Common Shares entitled to vote on such issue (excluding Common Shares held by the offeror and its Affiliates or Associates). If either (A) the special meeting is not held on or prior to the 90th business day following receipt of the special meeting notice, or (B) at the special meeting, the requisite holders of Common Shares vote in favor of the redemption resolution, then all of the Rights will be deemed redeemed by such failure to hold the special meeting or as a result of such shareholder action, as the case may be, at the Redemption Price, or the Board of Directors shall take such other action as would prevent the existence of the Rights from interfering with the consummation of the Qualified Offer, effective immediately prior to the consummation of the Qualified Offer if, and only if, the Qualified Offer is consummated within 60 days after either (x) the close of business on the 90th business day following receipt of the special meeting notice if a special meeting is not held on or prior to such date or (y) the date on which the results of the vote on the redemption resolution at the special meeting are certified as official, as the case may be. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

"Qualified Offer" means an offer that has each of the following characteristics:

- a fully financed all-cash tender offer or an exchange offer offering at least 70 percent cash and common shares of the offeror, in each such case for any and all of the outstanding Common Shares of the Company;
- an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

- an offer whose per-share offer price (A) is greater than the highest reported market price for the Common Shares of the Company during the 24-month period immediately preceding the date on which the offer is commenced and (B) represents a reasonable premium above the average of the closing prices for the five trading days immediately preceding the date on which the offer is commenced;
- an offer that (A) is accompanied by a written opinion of a nationally recognized investment banking firm that is addressed to the Company and the holders of Common Shares of the Company other than such Person and states that the price to be paid to such holders pursuant to the offer is fair from a financial point of view to such holders and includes any written presentation of such firm showing the analysis and range of values underlying such conclusions, which written opinion and any such presentation are updated and provided to the Company prior to the date such offer is consummated, and (B) within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares is either unfair or inadequate;
- if the offer includes common shares of the offeror, an offer pursuant to which (A) the offeror shall permit a nationally recognized investment banking firm retained by the Board of Directors of the Company and legal counsel designated by the Company to have access to such offeror's books, records, management, accountants and other appropriate outside advisers for the purposes of permitting such investment banking firm and such legal counsel to conduct a due diligence review of the offeror in order to permit such investment banking firm to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the holders of the Common Shares of the Company is fair or adequate, and (B) within 10 business days after such investment banking firm shall have notified the Company and the offeror that it had completed the due diligence review to its satisfaction (or following completion of such due diligence review within 10 business days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company is either unfair or inadequate and such investment banking firm does not after the expiration of such 10 business day period render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse affect on the value of the common shares of the offeror;
- an offer that is subject only to the minimum tender condition described below and other usual and customary terms and conditions, which conditions shall not include any financing, funding or similar condition or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants and other outside advisers of the Company;
- an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 60 business days and, if a special meeting is duly requested under the redemption provisions, for, at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the special meeting notice, for at least 10 business days following such 90 business day period;
- an offer pursuant to which the Company has received an irrevocable written commitment by the offeror that the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 business days after any increase in the price offered, and after any bona fide alternative offer is commenced;
- an offer that is conditioned on a minimum of at least 90% of the outstanding Common Shares (other than Common Shares held by the offeror) being tendered and not withdrawn as of the offer's expiration date, which condition shall not be waivable;
- an offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second

step transaction whereby all Common Shares not tendered into the offer will be acquired at the same amount and form of consideration per share actually paid pursuant to the offer, subject to shareholders' statutory appraisal rights, if any;

- an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the offer consideration, change the form of consideration offered, reduce the number of shares being sought, or otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;
- if the offer includes common shares of the offeror, (A) the offeror is a publicly owned United States corporation, and its common shares are freely tradable and are listed or admitted to trading on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market, (B) no shareholder approval of the offeror is required to issue such common shares or, if required, such approval has already been obtained, (C) no Person beneficially owns more than 20% of the voting stock of the offeror at the time of commencement of the offer or at any time during the term of the offer, and (D) no other class of voting stock of the offeror is outstanding, and the offeror meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act of 1933, as amended, including, without limitation, the filing of all required Exchange Act reports in a timely manner during the 12 calendar months prior to the date of commencement of the offer;
- an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offeror will pay (or share with any other offeror) at least one-half of the Company's costs of a special meeting requested with respect to such offer; and
- an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, if the offer is not consummated, the offeror will not make any offer for or purchase any equity securities of the Company for a period of one year after the commencement of the original offer if such original offer does not result in the tender of at least 85% of the outstanding Common Shares not owned by the offeror.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement, as amended through August 12, 2009, has been filed with the U.S. Securities and Exchange Commission as an exhibit to the Company's amended registration statement on Form 8-A/A filed on August 17, 2009, and is available on the Commission's website (www.sec.gov). A copy of the Rights Agreement is also available free of charge from the Company upon written request to the Company's Secretary. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

EXHIBIT B

THE BRIGGS & STRATTON CORPORATION
INCENTIVE COMPENSATION PLAN

Section 1. Purpose; Definitions.

The purpose of the Plan is to enable key employees and directors of the Company, its subsidiaries and affiliates, as well as appropriate third parties who can provide valuable services to the Company, to participate in the Company's future by offering them proprietary interests in the Company. The Plan also provides a means through which the Company can attract and retain such persons.

For purposes of the Plan, the following terms are defined as set forth below:

(a) "Board" means the Board of Directors of the Company.

(b) "Cash Bonus Award" means an award pursuant to Section 9.

(c) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(d) "Commission" means the Securities and Exchange Commission or any successor agency.

(e) "Committee" means the Committee referred to in Section 2.

(f) "Company" means Briggs & Stratton Corporation, a corporation organized under the laws of the State of Wisconsin, or any successor corporation.

(g) "Deferred Stock" means an award made pursuant to Section 8.

(h) "Directors' Fees in Stock" means an award of stock made to a director pursuant to Section 10.

(i) "Disability" means permanent and total disability as determined under procedures established by the Committee for purposes of the Plan.

(j) "Early Retirement" means retirement from active employment with the Company, a subsidiary or affiliate pursuant to the early retirement provisions of the applicable pension plan of such employer.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(l) "Fair Market Value" means, except as provided in Section 5(h), the closing sales prices of the Stock on the New York Stock Exchange or, if no such sale of Stock occurs on the New York Stock Exchange on such date, the fair market value of the Stock as determined by the Committee in good faith.

(m) "Incentive Stock Option" means any Stock Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(n) "Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

(o) "Normal Retirement" means retirement from active employment or service with the Company, a subsidiary or affiliate at or after age 65 with respect to employees and in accordance with the Board service policy with respect to Directors.

(p) "Plan" means The Briggs & Stratton Corporation Incentive Compensation Plan, as set forth herein and as hereinafter amended from time to time.

(q) "Restricted Stock" means an award under Section 7.

(r) "Retirement" means Normal or Early Retirement.

(s) "Rule 16b-3" means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

(t) "Stock" means the Common Stock, $0.01 par value, of the Company.

(u) "Stock Appreciation Right" or "SAR" means a right granted under Section 6.

(v) "Stock Option" or "Option" means an option granted under Section 5.

In addition, the term "Change in Control" has the meaning set forth in Section 11(b).

Section 2. Administration.

For awards that may be granted to eligible employees, the Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board, which shall be constituted to permit the Plan to comply with Rule 16b-3 and Section 162(m) of the Code, who shall be appointed by the Board and who shall serve at the pleasure of the Board. If at any time no Committee shall be in office, the functions of the Committee specified in the Plan shall be exercised by the Board. For awards that may be granted to directors and appropriate third parties, the Plan shall be administered by the entire Board. The term "Committee" shall refer to the Compensation Committee of the Board or such other committee appointed by the Board with respect to the awards granted to eligible employees and the entire Board with respect to awards that may be granted to directors and appropriate third parties.

The Committee shall have plenary authority to grant to eligible employees, pursuant to the terms of the Plan, Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards. The Committee shall have plenary authority to grant to directors, pursuant to the terms of the Plan, Non-Qualified Stock Options, Directors' Fees in Stock, Restricted Stock and Deferred Stock. The Committee shall have plenary authority to grant to appropriate third parties, pursuant to the terms of the Plan, Non-Qualified Stock Options, Restricted Stock and Deferred Stock.

In particular, the Committee shall have the authority, subject to the terms of the Plan:

(a) to select the officers and other key employees to whom Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards may from time to time be granted;

(b) to select the directors to whom Non-Qualified Stock Options, Directors' Fees in Stock, Restricted Stock and Deferred Stock may from time to time be granted;

(c) to select the appropriate third parties to whom Non-Qualified Stock Options, Restricted Stock and Deferred Stock may from time to time be granted;

(d) to determine whether and to what extent awards are to be granted hereunder;

(e) to determine the number of shares to be covered by each award granted hereunder;

(f) to determine the terms and conditions of any award granted hereunder (including, but not limited to, the share price, any restriction or limitation and any vesting acceleration or forfeiture waiver regarding any Stock Option or other award and the shares of Stock relating thereto, based on such factors as the Committee shall determine);

(g) to adjust the performance goals and measurements applicable to performance-based awards pursuant to the terms of the Plan;

(h) to determine under what circumstances a Stock Option may be settled in cash or Stock under Section 5(h);

(i) to determine if and when any outstanding Stock Options shall be converted to Stock Appreciation Rights as described in Section 6(a) of this Plan;

(j) to determine to what extent and under what circumstances Stock and other amounts payable with respect to an award shall be deferred; and

(k) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

The Committee may act only by a majority of its members then in office, except that the members thereof may authorize (a) any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee, and (b) the chief executive officer of the Company to grant Restricted and Deferred Stock to key employees who are not officers of the Company.

Any determination made by the Committee pursuant to the provisions of the Plan with respect to any award shall be made in its sole discretion at the time of the grant of the award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.

Section 3. Stock Subject to Plan.

The total number of shares of Stock reserved and available for future distribution under the Plan upon its approval by shareholders at the 2009 annual meeting shall be 6,800,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares. Solely for the purpose of applying the limitation set forth herein, the number of shares available for issuance under the Plan shall be reduced by 1.00 share of Stock for every one share of Stock granted in respect of an award of a Stock Option or Stock Appreciation Right and 2.91 shares of Stock for every one share of Stock granted in respect of an award other than an award of a Stock Option or Stock Appreciation Right. All shares in aggregate shall be available for issuance as Incentive Stock Options.

Any shares of Stock related to awards under this Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of shares of Stock, or are settled in cash in lieu of shares of Stock, or are exchanged with the Committee's permission prior to the issuance of shares of Stock for awards not involving shares of Stock, shall be available again for grant under this Plan. The preceding sentence shall not be applicable with respect to (i) cancellation of a Stock Appreciation Right granted in tandem with a Stock Option upon the exercise of the Stock Option or (ii) cancellation of a Stock Option granted in tandem with a Stock Appreciation Right upon the exercise of the Stock Appreciation Right. Furthermore, the following shares of Stock may not again be made available for issuance under this Plan: (a) shares of Stock not issued or delivered as a result of the net settlement of an outstanding Stock Option or Stock Appreciation Right, (b) shares of Stock used to pay the option price or grant price or withholding taxes related to an outstanding award, or (c) shares of Stock repurchased on the open market with the proceeds from the exercise of a Stock Option.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other change in corporate structure affecting the Stock, such substitution or adjustments shall be made in the aggregate number of shares reserved for issuance under the Plan, in the number and option price of shares subject to outstanding Stock Options, and in the number of shares subject to other outstanding awards granted under the Plan as may be determined to be appropriate by the Board, in its sole discretion; provided, however, that the number of shares subject to any award shall always be a whole number. Such adjusted option price shall also be used to determine the amount payable by the Company upon the exercise of any Stock Appreciation Right associated with any Stock Option.

Except as stated above, no additional shares shall be added to the Plan without prior shareholder approval.

Section 4. Eligibility.

Officers and other key employees of the Company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company, its subsidiaries or affiliates are eligible to be granted Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards. However, no employee shall be eligible to receive awards covering more than 230,000 Stock Options and Stock Appreciation Rights and 160,000 shares of Restricted Stock and Deferred Stock in any fiscal year. Directors of the Company are eligible to be granted Non-Qualified Stock Options and Directors' Fees in Stock, Restricted Stock and Deferred Stock. Appropriate third parties are eligible to be granted Non-Qualified Stock Options, Restricted Stock and Deferred Stock.

Section 5. Stock Options.

Stock Options may be granted alone or in addition to other awards granted under the Plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve.

The Committee shall have the authority to grant any optionee Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights). Incentive Stock Options may be granted only to employees of the Company and its subsidiaries (within the meaning of Section 425(f) of the Code). To the extent that any Stock Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option.

Stock Options shall be evidenced by option agreements, the terms and provisions of which may differ. An option agreement shall indicate on its face whether it is an agreement for Incentive Stock Options or Non-Qualified Stock Options. The grant of a Stock Option shall occur on the date the Committee specifies by resolution, which shall be on or after the date it selects an individual as a participant in any grant of Stock Options, determines the number of Stock Options to be granted to such individual and specifies the terms and provisions of the option agreement. The Company shall notify a participant of any grant of Stock Options, and a written option agreement or agreements shall be duly executed and delivered by the Company.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered nor shall any discretion or authority granted under the

Plan be exercised so as to disqualify the Plan under Section 422 of the Code or, without the consent of the optionee affected, to disqualify any Incentive Stock Option under such Section 422.

Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Committee shall deem desirable:

(a) Option Price. The option price per share of Stock purchasable under a Stock Option shall be equal to 110% of the Fair Market Value of the Stock at time of grant.

(b) Option Term. The term of each Stock Option shall be fixed by the Committee, but no Incentive Stock Option shall be exercisable later than the last day of the month that is 5 years after the date the Option is granted, and no Non-Qualified Stock Option shall be exercisable later than the last day of the month that is 5 years and one day after the date the Option is granted.

(c) Exercisability. Stock Options shall be exercisable in accordance with such terms and conditions as shall be determined by the Committee. If the Committee provides that any Stock Option is exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine.

(d) Method of Exercise. Subject to the provisions of this Section 5, Stock Options may be exercised, in whole or in part, at any time during the option exercise period by giving written notice of exercise to the Company specifying the number of shares to be purchased.

Such notice shall be accompanied by payment in full of the purchase price. As determined by the Committee, the purchase price may be paid (i) by certified or bank check or such other instrument as the Company may accept, (ii) by means of tendering shares of Stock, either directly or by attestation ("Delivered Stock"), (iii) by surrendering to the Company shares of Stock otherwise receivable upon exercise of the Stock option (a "Net Exercise"), or (iv) a combination of the foregoing. Delivered Stock and shares of Stock used in a Net Exercise shall be valued based on the Fair Market Value of the Stock on the date the Stock Option is exercised; provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned shares may be authorized only at the time the Stock Option is granted.

No shares of Stock shall be issued until full payment therefor has been made. An optionee shall have all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends, with respect to shares subject to the Stock Option when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 14(a).

(e) Non-transferability of Options. No Stock Option shall be transferable by the optionee other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the optionee's lifetime, only by the optionee or by the guardian or legal representative of the optionee, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the optionee named in the option agreement and any person to whom an option is transferred by will or the laws of descent and distribution.

(f) Termination. Unless otherwise determined by the Committee, if an optionee's employment or service terminates for any reason other than death, Disability or Retirement, the Stock Option shall thereupon terminate, except that such Stock Option, to the extent then exercisable, may be exercised for the balance of such Stock Option's term. Notwithstanding the foregoing, if an optionee's employment or service terminates at or after a Change in Control (as defined in Section 11(b)), other than by reason of death, Disability or Retirement, any Stock Option held by such optionee shall be exercisable for the lesser of (x) six months and one day, and (y) the balance of such Stock Option's term pursuant to Section 5(b).

(g) Incentive Stock Option Limitations. To the extent required for "incentive stock option" status under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Stock with respect to which Incentive Stock Options granted after 1986 are exercisable for the first time by the optionee during any calendar year under the Plan and any other stock option plan of any subsidiary or parent corporation (within the meaning of Section 425 of the Code) after 1986 shall not exceed $100,000. Options that are designated as "incentive stock options" and which would exceed the foregoing $100,000 limit shall be treated as Non-'Qualified Stock Options automatically without further action by the Committee.

(h) Cashing Out of Option. On receipt of written notice to exercise, the Committee may elect to cash out all or part of the portion of any Stock Option to be exercised by paying the optionee an amount, in cash or Stock, equal to the excess of the Fair Market Value of the Stock over the option price (the "Spread Value") on the effective date of such cash out.

Section 6. Stock Appreciation Rights.

(a) Grant of SARs. Stock Appreciation Rights may be granted alone ("Freestanding SARs") or in conjunction with all or part of any Stock Option granted under the Plan ("Tandem SARs"), or in any combination of these forms of SARs. The Committee shall determine the officers and key employees to whom and the time or times at which SAR grants will be made, the number of SARs to be awarded, the time or times within which such awards may be subject to forfeiture and any other terms and conditions of the awards. In the case of SARs granted in conjunction with a Non-Qualified Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of SARs granted in conjunction with an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option. Each SAR award shall be evidenced by an agreement that shall specify the Grant Price, the term of the SAR and such other provisions as the Committee shall determine.

(b) Grant Price. The Grant Price for each SAR shall be determined by the Committee and shall be specified in the agreement. The Grant Price of a Freestanding SAR shall be equal to 110% of the Fair Market Value of the Shares on the date of grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

(c) Term of SAR. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and specified in the SAR award agreement, but no SAR shall be exercisable later than the last day of the month that is 5 years after the date it is granted. A Tandem SAR shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option, except that, unless otherwise determined by the Committee at the time of grant, a SAR granted with respect to less than the full number of shares covered by a related Stock Option shall not be reduced until the number of shares covered by an exercise or termination of the related Stock Option exceeds the number of shares not covered by the SAR.

(d) Exercise of SARs. A Freestanding SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes. A Tandem SAR may be exercised by an optionee in accordance with Section 6(e) by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Committee. Upon such exercise and surrender, the optionee shall be entitled to receive an amount determined in the manner prescribed in Section 6(e). Stock Options which have been so surrendered shall no longer be exercisable to the extent the related SARs have been exercised.

(e) General Terms and Conditions. SARs shall be subject to such terms and conditions as shall be determined by the Committee, including the following:

(i) Tandem SARs shall be exercisable only at such time or times and to the extent that the Stock Options to which they relate are exercisable in accordance with the provisions of Section 5 and this Section 6. Notwithstanding the foregoing,

(ii) Upon the exercise of an SAR, an optionee shall be entitled to receive an amount in cash, shares of Stock or both equal in value to the excess of the Fair Market Value of one share of Stock over the option price per share specified in the agreement multiplied by the number of shares in respect of which the SAR shall have been exercised, with the Committee having the right to determine the form of payment.

(iii) Except as otherwise provided in the agreement or otherwise determined at any time by the Committee, no Freestanding SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Tandem SARs shall be transferable only when and to the extent that the underlying Stock Option would be transferable under Section 5(e).

(iv) Upon the exercise of a Tandem SAR, the gross number of shares of Stock subject to the Stock Option or part thereof to which such SAR is related shall be deemed to have been exercised for the purpose of the limitation set forth in Section 3 on the number of shares of Stock to be issued under the Plan, and not just the net-settled number of shares issued under the SAR at the time of exercise based on the value of the SAR at such time.

(f) SARS in substitution for Stock Options. In the event the Company is not accounting for equity compensation under APB Opinion No. 25, the Committee shall have the ability to substitute SARs for outstanding Stock Options, without receiving an optionee's permission and with such SARs to be paid in Stock or cash, at the Committee's discretion. The terms of the substituted SARs shall be the same as the terms of the Stock Options and the aggregate difference between the Fair Market Value of the underlying Stock and the grant price of the SARs shall be equivalent to the aggregate difference between the Fair Market Value of the underlying Stock and the option price of the Stock Options. If, in the opinion of the Company's auditors, this provision creates adverse accounting consequences for the Company, the Committee shall have the authority to revoke this provision, after which it shall be considered null and void.

Section 7. Restricted Stock.

(a) Administration. Shares of Restricted Stock may be issued either alone or in addition to other awards granted under the Plan. The Committee shall determine the officers and key employees to whom and the time or times at which grants of Restricted Stock will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture and any other terms and conditions of the awards, in addition to those contained in Section 7(c).

The Committee may condition the grant of Restricted Stock upon the attainment of specified performance goals or such other factors or criteria as the Committee shall determine. The provisions of Restricted Stock awards need not be the same with respect to each recipient.

(b) Awards and Certificates. Each participant receiving a Restricted Stock award shall be issued a certificate in respect of such shares of Restricted Stock. Such certificate shall be registered in the name of such participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of The Briggs & Stratton Corporation Incentive Compensation Plan and a Restricted Stock Agreement. Copies of such Plan and Agreement are on file at the offices of Briggs & Stratton Corporation, 12301 West Wirth Street, Wauwatosa, Wisconsin 53222."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Restricted Stock award, the participant shall have delivered a stock power, endorsed in blank, relating to the Stock covered by such award.

(c) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan and the Restricted Stock Agreement referred to in Section 7(c)(vi), during a period set by the Committee, commencing with the date of such award (the "Restriction Period"), the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock. Within these limits, the Committee may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or in part, based on service, performance and such other factors or criteria as the Committee may determine.

(ii) Except as provided in this paragraph (ii) and Section 7(c)(i), the participant shall have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive any cash dividends. If required by the Committee, cash dividends shall be automatically deferred and reinvested in additional Restricted Stock and dividends payable in Stock shall be paid in the form of Restricted Stock.

(iii) Except to the extent otherwise provided in the applicable Restricted Stock Agreement and Sections 7(c)(i) and (iv), upon termination of a participant's employment for any reason during the Restriction Period, all shares still subject to restriction shall be forfeited by the participant.

(iv) In the event of hardship or other special circumstances of a participant whose employment is involuntarily terminated (other than for cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such participant's shares of Restricted Stock.

(v) If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, unlegended certificates for such shares shall be delivered to the participant.

(vi) Each award shall be confirmed by, and be subject to the terms of, a Restricted Stock Agreement.

Section 8. Deferred Stock.

(a) Administration. Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the officers and key employees to whom and the time or times at which Deferred Stock shall be awarded, the number of shares of Deferred Stock to be awarded to any participant, the duration of the period (the "Deferral Period") during which, and the conditions under which, receipt of the Stock will be deferred and any other terms and conditions of the award, in addition to those contained in Section 8(b). The Committee may condition the grant of Deferred Stock upon the attainment of specified performance goals or such other factors or criteria as the Committee shall determine. The provisions of Deferred Stock awards need not be the same with respect to each recipient.

(b) Terms and Conditions. Deferred Stock awards shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan and the Deferred Stock Agreement referred to in Section 8(b)(vii), Deferred Stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered during the Deferral Period. At the expiration of the Deferral Period (or Elective Deferral Period as defined in Section 8(b)(vi), where applicable), share certificates shall be delivered to the participant for the shares covered by the Deferred Stock award.

(ii) Unless otherwise determined by the Committee, amounts equal to any dividends declared during the Deferral Period with respect to the number of shares covered by a Deferred Stock award will be awarded, automatically deferred and deemed to be reinvested in additional Deferred Stock.

(iii) Except to the extent otherwise provided in the applicable Deferred Stock Agreement and Sections 8(b)(iv) and (v), upon termination of a participant's employment for any reason during the Deferral Period, the rights to the shares still covered by the Deferred Stock award shall be forfeited.

(iv) Based on service, performance and such other factors or criteria as the Committee may determine, the Committee may provide for the lapse of deferral limitations in installments and may accelerate the vesting of all or any part of any Deferred Stock award and waive the deferral limitations for all or any part of such award.

(v) In the event of hardship or other special circumstances of a participant whose employment is involuntarily terminated (other than for cause), the Committee may waive in whole or in part any or all remaining deferral limitations with respect to any or all of such participant's Deferred Stock.

(vi) A participant may elect to further defer receipt of the Deferred Stock payable under an award (or an installment of an award) for a specified period or until a specified event (the "Elective Deferral Period"), subject in each case to the requirements of Section 409A of the Code, the Committee's approval and such terms as are determined by the Committee.

(vii) Each award shall be confirmed by, and be subject to the terms of, a Deferred Stock Agreement.

Section 9. Cash Bonus Awards.

(a) Administration. The Committee may establish cash bonus awards for executive officers either alone or in addition to other awards granted under the Plan. The Committee shall determine the time or times at which bonus awards shall be granted, and the conditions upon which such awards will be paid.

(b) Terms and Conditions.

(i) A cash bonus award shall be paid solely on account of the attainment of one or more preestablished, objective performance goals. Performance goals shall be based on one or more business criteria that apply to the individual, a business unit, or the corporation as a whole. It is intended that any performance goal will be in a form which relates the bonus to an increase in the value of the Company to its shareholders. Performance goals may include Economic Value Added ("EVA®") improvement (a financial performance measure closely correlated with increases in shareholder value calculated as the excess of net operating profit after taxes less a capital charge), stock price, market share, sales, earnings per share, return on equity, costs, total earnings, earnings growth, return on capital, return on assets, EBIT, sales growth, gross margin, increase in stock price, operating profit, net earnings, cash flow, inventory turns, financial return ratios, balance sheet measurements, customer satisfaction surveys or productivity. In addition, performance goals for any individual who is not a "covered employee", as that term is defined in Section 162(m) of the Code, may be based upon such other factors as the Committee may determine.

(ii) Performance goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the performance goal relates. The preestablished performance goal must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained. It is intended that the bonus formula will be based upon a percentage of an individual's salary or base pay. Upon approval of the Plan by shareholders at the 2009 annual meeting, in no event shall the maximum bonus payable to any individual in any fiscal year exceed $3,000,000.

(iii) Following the close of the performance period, the Committee shall determine whether the performance goal was achieved, in whole or in part, and determine the amount payable to each individual.

Section 10. Directors' Fees in Stock

The Board (acting as the Committee under the Plan) may pay all, or such portion as it shall from time to time determine, of the retainer and fees payable to the members of the Board in shares of Stock, Restricted Stock or Deferred Stock. The number of shares to be issued to directors, in lieu of the cash compensation to which they would otherwise be entitled, shall be determined by the Board. The Board may permit or require directors to defer the issuance of Stock hereunder in accordance with such rules as the Board may determine.

Section 11. Change In Control Provisions.

(a) Impact of Event. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined in Section 11(b)):

(i) Any Stock Appreciation Rights and Stock Options outstanding as of the date such Change in Control is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant.

(ii) The restrictions and deferral limitations applicable to any Restricted Stock and Deferred Stock shall lapse, and such Restricted Stock and Deferred Stock shall become free of all restrictions and fully vested to the full extent of the original grant.

(b) Definition of Change in Control. For purposes of the Plan, a "Change in Control" shall mean the happening of any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of Stock of the Company (the "outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction described in clauses (i), (ii) and (iii) of paragraph (3) of this subsection (b) of this Section 11; or

(ii) Individuals who, as of December 1, 1989, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to December 1, 1989 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Approval by the shareholders of the Company and the subsequent consummation of a reorganization, merger or consolidation (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company and the subsequent consummation of (i) a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) less than 20% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of the Company or such corporation), except to the extent that such Person owned 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities prior to the sale or disposition and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such sale or other disposition of assets of the Company or were elected, appointed or nominated by the Board.

Section 12. Amendments and Termination.

The Board may amend, alter, or discontinue the Plan but no amendment, alteration or discontinuation shall be made which would impair the rights of an optionee under a Stock Option or a recipient of a Stock Appreciation Right, Restricted Stock award, Deferred Stock award and Cash Bonus Award theretofore granted without the optionee's or recipient's consent, or without the approval of the Company's stockholders, if shareholder approval of the change would be required to comply with Rule 16b-3 or the Code.

The Committee may amend the terms of any Stock Option or other award theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any holder without the holder's consent. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Stock Options or SARs, and further outstanding Stock Options or SARs may not be cancelled in exchange for cash, other awards or Stock Options or SARs with an exercice price that is less than the exercise price of the original Stock Options or SARs without shareholder approval.

Subject to the above provisions, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules, as well as other developments.

Section 13. Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 14. General Provisions.

(a) The Committee may require each person purchasing shares pursuant to a Stock Option to represent to and agree with the Company in writing that the optionee or participant is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

All certificates for shares of Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange upon which the Stock is then listed and any applicable Federal or state securities law, and the

Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(b) Nothing contained in this Plan shall prevent the Company, a subsidiary or affiliate from adopting other or additional compensation arrangements for its employees.

(c) The adoption of the Plan shall not confer upon any employee any right to continued employment nor shall it interfere in any way with the right of the Company, a subsidiary or affiliate to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the participant for Federal income tax purposes with respect to any award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Stock, including Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant.

(e) At the time of grant, the Committee may provide in connection with any grant made under this Plan that the shares of Stock received as a result of such grant shall be subject to a right of first refusal pursuant to which the participant shall be required to offer to the Company any shares that the participant wishes to sell at the then Fair Market Value of the Stock, subject to such other terms and conditions as the Committee may specify at the time of grant.

(f) The reinvestment of dividends in additional Deferred or Restricted Stock at the time of any dividend payment shall only be permissible if sufficient shares of Stock are available under Section 3 for such reinvestment (taking into account then outstanding Stock Options and other Plan awards).

(g) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant's death are to be paid.

(h) The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Wisconsin.

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 28, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No ✓

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ____ No ✓

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ✓ Accelerated filer ____ Smaller reporting company

Non-accelerated filer (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ No ✓

The aggregate market value of Common Stock held by nonaffiliates of the registrant was approximately $752.4 million based on the reported last sale price of such securities as of December 26, 2008, the last business day of the most recently completed second fiscal quarter.

Number of Shares of Common Stock Outstanding at August 24, 2009: 50,002,339.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 21, 2009	Part III

The Exhibit Index is located on page 66.

BRIGGS & STRATTON CORPORATION
FISCAL 2009 FORM 10-K
TABLE OF CONTENTS

Cautionary Statement on Forward-Looking Statements

This report contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate", "believe", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "plan", "project", "seek", "think", "will", and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, tax, pension funding and accounting standards; the ability to secure adequate working capital funding and meet related covenants; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer confidence; changes in the market value of the assets in our defined benefit pension plan and any related funding requirements; changes in foreign economic conditions, including currency rate fluctuations; the actions of customers of our OEM customers; the ability to bring new productive capacity on line efficiently and with good quality; the ability to successfully realize the maximum market value of assets that may require disposal if products or production methods change; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; and other factors that may be disclosed from time to time in our SEC filings or otherwise, including the factors discussed in Item 1A, Risk Factors, of the Company's Annual Report on Form 10-K and in its periodic reports on Form 10-Q. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton (the "Company") is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are aluminum alloy gasoline engines with displacements ranging from 141 cubic centimeters to 993 cubic centimeters.

Additionally, through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of generators (portable and home standby), pressure washers, snow throwers, lawn and garden powered equipment (riding and walk behind mowers, tillers, chipper/shredders, leaf blowers and vacuums) and related accessories.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 7 of the Notes to Consolidated Financial Statements.

The Company's Internet address is www.briggsandstratton.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. Charters of the Audit, Compensation, Nominating and Governance Committees; Corporate Governance Guidelines and code of business conduct and ethics contained in the Briggs & Stratton Business Integrity Manual are available on the Company's website and are available in print to any shareholder upon request to the Corporate Secretary.

Engines

General

Briggs & Stratton's engines are used primarily by the lawn and garden equipment industry, which accounted for 81% of the segment's fiscal 2009 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers. The remaining 19% of engine sales to OEMs in fiscal 2009 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the power equipment they sell, and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is a component.

In fiscal 2009, approximately 28% of Briggs & Stratton's Engines segment net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries and offices in Australia, Austria, Brazil, Canada, China, the Czech Republic, England, France, Germany, Italy, Japan, Mexico, New Zealand, Poland, Russia, South Africa, Sweden and the United Arab Emirates. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications. More detailed information about our foreign operations is in Note 7 of the Notes to Consolidated Financial Statements.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to independently owned, authorized service dealers throughout the world. These distributors and service dealers incorporate Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest external engine customers in fiscal years 2009, 2008 and 2007 were Husqvarna Outdoor Products Group (HOP), MTD Products Inc. (MTD) and Deere & Company. Sales to the top three customers combined were 41%, 42% and 54% of Engines segment net sales in fiscal 2009, 2008 and 2007, respectively. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements.

Briggs & Stratton believes that in fiscal 2009 more than 80% of all lawn and garden powered equipment sold in the United States was sold through mass merchandisers such as The Home Depot, Inc. (The Home Depot), Lowe's Companies, Inc. (Lowe's), Sears Holdings Corporation (Sears) and Wal-Mart Stores, Inc. (Wal-Mart). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure; however, the Company attempts to recover increases in commodity costs through increased pricing. Briggs & Stratton believes that a similar trend has developed for its products in industrial and consumer applications outside of the lawn and garden market.

Competition

Briggs & Stratton's major domestic competitors in engine manufacturing are Honda Motor Co., Ltd. (Honda), Kawasaki Heavy Industries, Ltd. (Kawasaki) and Kohler Co. (Kohler). Several Japanese and Chinese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products.

Briggs & Stratton believes it has a significant share of the worldwide market for engines that power outdoor equipment.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhance its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden OEMs are highly seasonal because of consumer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by consumer sentiment, housing starts and weather conditions. Engine sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels generally increase during the first and second fiscal quarters in anticipation of customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Auburn, Alabama; Statesboro, Georgia; Murray, Kentucky; Poplar Bluff, Missouri; Wauwatosa, Wisconsin; Chongqing, China; and Ostrava, Czech Republic. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

As announced in April 2007, the Company discontinued operations at the Rolla, Missouri facility during the second fiscal quarter of 2008. Engine manufacturing performed in Rolla has been moved to the Chongqing, China and Poplar Bluff, Missouri plants.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan, with Starting Industrial of Japan for the production of rewind starters and punch press components in the United States, and The Toro Company for the manufacture of two-cycle engines in China.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

Power Products segment's (Power Products) principal product lines include portable and standby generators, pressure washers, snow throwers and lawn and garden powered equipment. Power Products sells its products through multiple channels of retail distribution, including consumer home centers, warehouse clubs, mass merchants and independent dealers. Power Products product lines are marketed under various brands including Briggs & Stratton, Brute, Craftsman®, Ferris, Giant Vac, John Deere, Murray, Simplicity, Snapper, Victa and Troy-Bilt®.

Power Products has a network of independent dealers worldwide for the sale and service of snow throwers, standby generators and lawn and garden powered equipment.

To support its international business, Power Products has leveraged the existing Briggs & Stratton worldwide distribution network.

Customers

Historically, Power Products' major customers have been Lowe's, The Home Depot and Sears. Sales to these three customers combined were 35%, 34% and 38% of Power Products segment net sales in fiscal 2009, 2008 and 2007, respectively. Other U.S. customers include Wal-Mart, Deere & Company, Tractor Supply Inc., and a network of independent dealers.

Competition

The principal competitive factors in the power products industry include price, service, product performance, technical innovation and delivery. Power Products has various competitors, depending on the type of equipment. Primary competitors include: Honda (portable generators, pressure washers and lawn and garden equipment), Generac Power Systems, Inc. ("Generac") (portable and standby generators), Alfred Karcher GmbH & Co. (pressure washers), Techtronic Industries (pressure washers and portable generators), Deere & Company (commercial and consumer lawn mowers), MTD (commercial and consumer lawn mowers), the Toro Company (commercial and consumer lawn mowers), Scag Power Equipment, a Division of Metalcraft of Mayville, Inc. (commercial lawn mowers), and Husqvarna Outdoor Power Equipment (commercial and consumer lawn mowers).

Power Products believes it has a significant share of the North American market for portable generators and consumer pressure washers.

Seasonality of Demand

Sales of Power Products' products are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and lawn and garden powered equipment are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of portable generators and snow throwers are typically higher during the first and second fiscal quarters.

Manufacturing

Power Products' manufacturing facilities are located in Jefferson and Watertown, Wisconsin; McDonough, Georgia; Munnsville, New York; Newbern, Tennessee; and Sydney, Australia. Power Products also purchases certain powered equipment under contract manufacturing agreements.

As previously disclosed, Power Products ceased operations at the Port Washington, Wisconsin facility during the second quarter of fiscal 2009 and moved production to the McDonough, Georgia; Newbern, Tennessee and Munnsville, New York facilities.

In July 2009, the Company announced plans to close its Jefferson and Watertown, Wisconsin facilities. This production will be consolidated into existing United States engine and lawn and garden product facilities.

Power Products manufactures core components for its products, where such integration improves operating profitability by providing lower costs.

Power Products purchases engines from its parent, Briggs & Stratton, as well as from Honda, Kawasaki and Kohler. Power Products has not experienced any difficulty obtaining necessary engines or other purchased components.

Power Products assembles products for the international markets at its U.S. and Australian locations and through contract manufacturing agreements with other OEMs.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. The Company owns several trademarks which it believes significantly affect a consumer's choice of outdoor powered equipment and therefore create value. Licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007, Briggs & Stratton spent approximately $23.0 million, $26.5 million and $25.7 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during fiscal 2009 was 7,024. Employment ranged from a low of 6,847 in June 2009 to a high of 7,212 in September 2008.

Export Sales

Export sales for fiscal 2009, 2008 and 2007 were $399.6 million (19% of net sales), $469.9 million (22% of net sales) and $388.9 million (18% of net sales), respectively. These sales were principally to customers in European countries. Refer to Note 7 of the Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 14 of the Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 1A. RISK FACTORS

In addition to the risks referred to elsewhere in this Annual Report on Form 10-K, the following risks, among others, may have affected, and in the future could affect, the Company and its subsidiaries' business, financial condition or results of operations. Additional risks not discussed or not presently known to the Company or that the Company currently deems insignificant may also impact its business and stock price.

Demand for products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer confidence impact demand.

Sales of our products are subject to seasonal and consumer buying patterns. Consumer demand in our markets can be reduced by unfavorable weather and weak consumer confidence. We manufacture throughout the year although our sales are concentrated in the second half of our fiscal year. This operating method requires us to anticipate demand of our customers many months in advance. If we overestimate or underestimate demand during a given year, we may not be able to adjust our production quickly enough to avoid excess or insufficient inventories, and that may in turn limit our ability to maximize our potential sales or maintain optimum working capital levels.

We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

We generally enter into annual purchasing plans with our largest customers, so our ability to raise our prices during a particular year to reflect increased raw materials costs is limited.

A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

In fiscal 2009, our three largest customers accounted for 28% of our consolidated net sales. The loss of a significant portion of the business of one or more of these key customers would significantly impact our net sales and profitability.

Changes in environmental or other laws could require extensive changes in our operations or to our products.

Our operations and products are subject to a variety of foreign, federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials and health and safety matters. Additional engine emission regulations were phased in through 2008 by the State of California, and will be phased in between 2009 and 2012 by the U.S. Environmental Protection Agency. We do not expect these changes to have a material adverse effect on us, but we cannot be certain that these or other proposed changes in applicable laws or regulations will not adversely affect our business or financial condition in the future.

Foreign economic conditions and currency rate fluctuations can reduce our sales.

In fiscal 2009, we derived approximately 24% of our consolidated net sales from international markets, primarily Europe. Weak economic conditions in Europe could reduce our sales and currency fluctuations could adversely affect our sales or profit levels in U.S. dollar terms.

Actions of our competitors could reduce our sales or profits.

Our markets are highly competitive and we have a number of significant competitors in each market. Competitors may reduce their costs, lower their prices or introduce innovative products that could hurt our sales or profits. In addition, our competitors may focus on reducing our market share to improve their results.

Disruptions caused by labor disputes or organized labor activities could harm our business.

Currently, 10% of our workforce is represented by labor unions. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

As of June 28, 2009, we had $281.1 million of long-term debt. In addition, we have the ability to incur additional borrowings on our revolving credit facility. Our level of debt could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by the indenture for the notes and our other credit agreements could have important consequences, including the following:

- we will have to use a portion of our cash flow from operations for debt service rather than for our operations;
- we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;
- some or all of the debt under our current or future revolving credit facilities will be at a variable interest rate, making us more vulnerable to increases in interest rates;
- we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- we may be more vulnerable to general adverse economic and industry conditions; and
- we may be disadvantaged compared to competitors with less leverage.

The terms of the indenture for the senior notes do not fully prohibit us from incurring substantial additional debt in the future and our revolving credit facilities permit additional borrowings, subject to certain conditions. As incremental debt is added to our current debt levels, the related risks we now face could intensify.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the outstanding 8.875% senior notes, the credit facilities and other debt primarily from our operations or by refinancing part of our existing debt. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that the money we earn will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the revolving credit facilities and our indentures, may restrict us from adopting certain of these alternatives.

We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

The indenture relating to the senior notes and our revolving credit agreement include a number of financial and operating restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants include, among other things, restrictions on our ability to:

- pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments;
- incur indebtedness or issue preferred shares;
- create liens;
- make loans or investments;
- enter into sale and leaseback transactions;
- agree to payment restrictions affecting our restricted subsidiaries;
- consolidate or merge with other entities, sell or lease all or substantially all of our assets;
- enter into transactions with affiliates; and
- dispose of assets or the proceeds of sales of our assets.

In addition, our revolving credit facility contains financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum leverage ratio.

Our failure to comply with restrictive covenants under the indenture governing the senior notes and our revolving credit facility could trigger prepayment obligations.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. Non-cash charges, including goodwill impairment, could impact our convenant compliance. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

Current worldwide economic conditions may adversely affect our industry, business and results of operations.

General worldwide economic conditions have experienced a downturn due to the sequential effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they are causing U.S. and foreign OEMs and consumers to slow spending on our products. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the specific end markets we serve. If the consumer and commercial lawn and garden markets significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide economic downturn.

As of June 28, 2009, goodwill was 16% of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have an adverse impact upon the market price of our common stock. If the current worldwide economic downturn continues, it could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our goodwill may be impaired. If we are required to record a significant change to earnings in our consolidated financial statements because an impairment of goodwill is determined, our results of operations will be adversely affected.

We are subject to litigation, including product liability and warranty claims, that may adversely affect our business and results of operations.

We are a party to litigation that arises in the normal course of our business operations, including product warranty and liability (strict liability and negligence) claims, contract disputes and environmental, asbestos, employment and other litigation matters. We face an inherent business risk of exposure to product liability and warranty claims in the event that the use of our products is alleged to have resulted in injury or other damage. While we currently maintain general liability and product liability insurance coverage in amounts that we believe are adequate, we cannot be sure that we will be able to maintain this insurance on acceptable terms or that this insurance will provide sufficient coverage against potential liabilities that may arise. Any claims brought against us, with or without merit, may have an adverse effect on our business and results of operations as a result of potential adverse outcomes, the expenses associated with defending such claims, the diversion of our management's resources and time and the potential adverse effect to our business reputation.

We have a defined benefit pension plan and future legislation or regulations intended to reform the funding and reporting of pension benefit plans could adversely affect our operating results and cash flows, as could changes in market conditions that impact the assumptions we use to measure our liabilities under these plans.

Legislators and agencies of the U.S. government have proposed legislation and regulations to amend, restrict or eliminate various features of, and mandate additional funding of, pension benefit plans. If legislation or new regulations are adopted, we may be required to contribute additional cash to these plans, in excess of our current estimates. Market volatility in interest rates, investment returns and other factors could also adversely affect the funded status of our pension plans and require that we contribute additional cash to these plans. Moreover, future changes to the accounting and reporting standards related to pension plans could create significant volatility in our operating results.

Our dependence on, and the price of, raw materials may adversely affect our profits.

The principal raw materials used to produce our products are aluminum, copper and steel. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw material price increases to our customers, our future profitability may be adversely affected.

We may be adversely affected by environmental, health and safety laws and regulations.

We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject us to future liabilities, fines or penalties or the suspension of production.

The operations and success of our company can be impacted by natural disasters, terrorism, acts of war, international conflict and political and governmental actions, which could harm our business.

Natural disasters, acts or threats of war or terrorism, international conflicts and the actions taken by the United States and other governments in response to such events could cause damage or disrupt our business operations, our suppliers or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, could make it difficult or impossible for us to deliver products or could disrupt our supply chain. We may also be impacted by actions by foreign governments, including currency devaluation, tariffs and nationalization, where our facilities are located, which could disrupt manufacturing and commercial operations.

We are subject to tax laws and regulations in many jurisdictions, and the inability to successfully defend claims from taxing authorities related to our current and/or acquired businesses could adversely affect our operating results and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.

Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors.

Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and are exercisable only under limited circumstances. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 20% or more of our outstanding common stock, subject to certain exceptions. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control.

We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

- requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;
- prohibiting some business combinations between an interested shareholder and us for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;
- limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and
- limiting the voting power of shareholders who own more than 20% of our stock.

Our common stock is subject to substantial price and volume fluctuations.

The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those previously discussed, as well as:

- quarterly fluctuation in our operating income and earnings per share results;
- decline in demand for our products;

- significant strategic actions by our competitors, including new product introductions or technological advances;
- fluctuations in interest rates;
- cost increases in energy, raw materials or labor;
- changes in revenue or earnings estimates or publication of research reports by analysts; and
- domestic and international economic and political factors unrelated to our performance.

In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Briggs & Stratton maintains leased and owned manufacturing, office, warehouse, distribution and testing facilities throughout the world. The Company believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner. As Briggs & Stratton's business is seasonal, additional warehouse space may be leased when inventory levels are at their peak. Facilities in the United States occupy approximately 7.1 million square feet, of which 55% is owned, including its corporate offices and an engine manufacturing facility located in Wauwatosa, Wisconsin. Facilities outside of the United States occupy approximately 878 thousand square feet, of which 45% is owned. Certain of the Company's facilities are leased through operating and capital lease agreements. See Note 8 to the Consolidated Financial Statements for information on the Company's operating and capital leases.

The following table provides information about each of the Company's facilities (exceeding 25,000 square feet) as of June 28, 2009:

Location	Type of Property	Owned/Leased	Segment
U.S. Locations:			
Auburn, Alabama	Manufacturing and office	Owned and Leased	Engines
McDonough, Georgia	Manufacturing, office and warehouse	Owned and Leased	Power Products
Statesboro, Georgia	Manufacturing and office	Owned and Leased	Engines
Murray, Kentucky	Manufacturing and office	Owned and Leased	Engines
Poplar Bluff, Missouri	Manufacturing and office	Owned and Leased	Engines
Reno, Nevada	Warehouse	Leased	Power Products
Munnsville, New York	Manufacturing and office	Owned	Power Products
Sherrill, New York	Warehouse	Leased	Power Products
Lawrenceburg, Tennessee	Office	Leased	Power Products
Dyersburg, Tennessee	Warehouse	Leased	Power Products
Newbern, Tennessee	Manufacturing and office	Leased	Power Products
Grand Prairie, Texas	Warehouse	Leased	Power Products
Brookfield, Wisconsin	Office	Leased	Power Products
Menomonee Falls, Wisconsin	Distribution and office	Leased	Engines
Jefferson, Wisconsin	Manufacturing, office and warehouse	Owned and Leased	Power Products
Watertown, Wisconsin	Manufacturing and warehouse	Leased	Power Products
Wauwatosa, Wisconsin	Manufacturing, office and warehouse	Owned	Engines, Corporate
Non-U.S. Locations:			
Melbourne, Australia	Office	Leased	Engines
Sydney, Australia	Manufacturing and office	Leased	Power Products
Mississauga, Canada	Office and Warehouse	Leased	Power Products
Chongqing, China	Manufacturing and office	Owned	Engines
Shanghai, China	Office	Leased	Engines
Ostrava, Czech Republic	Manufacturing and office	Owned	Engines
Nijmegen, Netherlands	Distribution and office	Leased	Engines

In July 2009, the Company announced plans to close its Jefferson and Watertown, Wisconsin facilities. This production will be consolidated into existing United States engine and lawn and garden product facilities.

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton is subject to various unresolved legal actions that arise in the normal course of its business. These actions typically relate to product liability (including asbestos-related liability), patent and trademark matters, and disputes with customers, suppliers, distributors and dealers, competitors and employees.

Starting with the first complaint in June 2004, various plaintiff groups have filed complaints in state and federal courts across the country against the Company and other engine and lawnmower manufacturers alleging, among other things, that the horsepower labels on the products they purchased were inaccurate and that the Company conspired with other engine and lawnmower manufacturers to conceal the true horsepower of these engines. In May 2008, a putative nationwide class of plaintiffs pursuing these claims was dismissed by Judge Murphy of the United States District Court for the Southern District of Illinois. Since that time, plaintiffs have filed 66 separate actions in 49 states across the country seeking to certify 52 separate classes of all persons in each of the 50 states, Puerto Rico and the District of Columbia who purchased a lawnmower containing a gasoline combustion engine up to 30 horsepower from 1994 to the present. In these various actions, plaintiffs seek injunctive relief, compensatory and punitive damages, and attorneys' fees. Plaintiffs have also filed state and federal antitrust and RICO claims and seek a nationwide class based on these claims. However, in May 2008 Judge Murphy dismissed similar RICO claims with prejudice.

On September 25, 2008, the Company, along with several other defendants, filed a motion with the Judicial Panel on Multidistrict Litigation seeking to transfer all pending actions, and any subsequently filed similar actions, to a single federal court for coordinated pretrial proceedings. On December 5, 2008, the Multidistrict Litigation Panel granted the motion and transferred the cases to Judge Adelman of the United States District Court for the Eastern District of Wisconsin (In Re: Lawnmower Engine Horsepower Marketing and Sales Practices Litigation, Case No. 2:08-md-01999). On January 27, 2009, Judge Adelman held an initial hearing in the action. At that hearing, the court appointed lead plaintiffs' class counsel, liaison counsel for defendants, and entered a stay of all litigation in all cases for 120 days so that the parties may conduct mediation in an effort to resolve all outstanding litigation. Since that order, on May 28, 2009 the Court entered an additional stay until August 28, 2009 to allow those mediation efforts to continue. The Company has yet to answer or otherwise plead in response to any of the complaints filed to date.

Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes the unresolved legal actions will not have a material effect on its financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended June 28, 2009.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
JOHN S. SHIELY, 57 Chairman and Chief Executive Officer (1)(2)(3)	Mr. Shiely was elected to his current position effective September 2008, after serving as Chairman, President and Chief Executive Officer since January 2003. Mr. Shiely will retire as Chief Executive Officer on December 31, 2009.
TODD J. TESKE, 44 President and Chief Operating Officer (1)	Mr. Teske was elected to his current position effective September 2008 after serving as Executive Vice President and Chief Operating Officer since September 2005. He previously served as Senior Vice President and President – Briggs & Stratton Power Products Group, LLC from September 2003 to August 2005. Mr. Teske will become President and Chief Executive Officer on January 1, 2010.
JAMES E. BRENN, 61 Senior Vice President and Chief Financial Officer	Mr. Brenn was elected to his current position in October 1998, after serving as Vice President and Controller since November 1988.
RANDALL R. CARPENTER, 52 Vice President - Marketing	Mr. Carpenter was elected to his current position effective September 2009. He served as Vice President – Marketing since May 2007. He was previously Vice President Marketing and Product Development for Royal Appliance Manufacturing from 2005 to 2007. He was an Independent Marketing Consultant from 2004 to 2005.
DAVID G. DEBAETS, 46 Vice President - North American Operations (Engine Power Products Group)	Mr. DeBaets was elected to his current position effective September 2007. He has served as Vice President and General Manager – Large Engine Division since April 2000.
ROBERT F. HEATH, 61 Secretary	Mr. Heath was elected to his current position in January 2002. In addition, Mr. Heath is Vice President and General Counsel and has served in these positions since January 2001.
HAROLD L. REDMAN, 44 Senior Vice President and President – Home Power Products Group	Mr. Redman was elected to his current position effective September 2009 after serving as Vice President and President – Home Power Products Group since May 2006. He also served as Senior Vice President – Sales & Marketing – Simplicity Manufacturing, Inc. since July 1995.
WILLIAM H. REITMAN, 53 Senior Vice President – Sales & Customer Support	Mr. Reitman was elected to his current position effective September 2007, after serving as Senior Vice President – Sales & Marketing since May 2006, and Vice President – Sales & Marketing since October 2004. He also served as Vice President – Marketing since November 1995.
DAVID J. RODGERS, 38 Controller	Mr. Rodgers was elected as an executive officer in September 2007 and has served as Controller since December 2006. He was previously employed by Roundy's Supermarkets, Inc. as Vice President – Corporate Controller from September 2005 to November 2006 and Vice President – Retail Controller from May 2003 to August 2005.
THOMAS R. SAVAGE, 61 Senior Vice President – Administration	Mr. Savage was elected to his current position effective July 1997.
VINCENT R. SHIELY, 49 Senior Vice President and President – Yard Power Products Group (3)	Mr. Shiely was elected to his current position effective May 2006, after serving as Vice President and President – Home Power Products Group since September 2005. He also served as Vice President and General Manager – Home

	Power Products Division October 2004 to September 2005. He previously served as Vice President and General Manager - Engine Products Group since September 2002.
CARITA R. TWINEM, 54 Treasurer	Ms. Twinem was elected to her current position in February 2000. In addition, Ms. Twinem is Tax Director and has served in this position since July 1994.
JOSEPH C. WRIGHT, 50 Senior Vice President and President - Engine Power Products Group	Mr. Wright was elected to his current position in May 2006 after serving as Vice President and President - Yard Power Products Group since September 2005. He also served as Vice President and General Manager - Lawn and Garden Division from September 2004 to September 2005. He was elected an executive officer effective September 2002.

(1) Officer is also a Director of Briggs & Stratton.
(2) Member of the Board of Directors Executive Committee.
(3) John S. Shiely and Vincent R. Shiely are brothers.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited), included in Item 8 of this report.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Briggs & Stratton did not make any purchases of equity securities registered by the Company pursuant to Section 12 of the Exchange Act during the fourth quarter of fiscal 2009.

Five-year Stock Performance Graph

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 2004 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices



$150
$125
$100
$75
$50
$25
$0
6/04
6/05
6/06
6/07
6/08
6/09

	6/04	6/05	6/06	6/07	6/08	6/09
■ Briggs & Stratton	100.00	79.80	73.53	76.87	32.27	35.93
▲ S&P Smallcap 600	100.00	113.45	129.25	149.98	127.98	95.58
● S&P Machinery (diversified)	100.00	96.58	116.36	143.83	132.78	92.92

* Total return calculation is based on compounded monthly returns with reinvested dividends.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	**2009**	2008	2007	2006	2005
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1) (2)					
NET SALES	**$2,092,189**	$2,151,393	$2,156,833	$2,539,671	$2,651,975
GROSS PROFIT ON SALES	**333,679**	307,316	295,198	495,345	508,691
PROVISION (CREDIT) FOR INCOME TAXES	**8,437**	7,009	(3,399)	52,533	59,890
INCOME BEFORE EXTRAORDINARY GAIN	**31,972**	22,600	6,701	105,981	120,525
INCOME BEFORE EXTRAORDINARY GAIN PER SHARE OF COMMON STOCK:					
Basic Earnings	**0.64**	0.46	0.13	2.06	2.34
Diluted Earnings	**0.64**	0.46	0.13	2.05	2.32
PER SHARE OF COMMON STOCK:					
Cash Dividends	**.77**	.88	.88	.88	.68
Shareholders' Investment	**$ 14.01**	$ 16.90	$ 16.94	$ 20.47	$ 18.28
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,572**	49,549	49,715	51,479	51,472
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**49,725**	49,652	49,827	51,594	51,954
OTHER DATA (1) (2)					
SHAREHOLDERS' INVESTMENT	**$ 694,684**	$ 837,523	$ 838,454	$1,045,492	$ 943,837
LONG-TERM DEBT	**281,104**	365,555	384,048	383,324	486,321
CAPITAL LEASES	**1,807**	1,677	2,379	1,385	1,988
TOTAL ASSETS	**1,619,023**	1,833,294	1,884,468	2,049,436	2,072,538
PLANT AND EQUIPMENT	**995,682**	1,012,987	1,006,402	1,008,164	1,005,644
PLANT AND EQUIPMENT, NET OF RESERVES	**364,175**	391,833	388,318	430,288	447,255
PROVISION FOR DEPRECIATION	**63,981**	65,133	70,379	72,734	66,348
EXPENDITURES FOR PLANT AND EQUIPMENT	**43,027**	65,513	68,000	69,518	86,075
WORKING CAPITAL	**$ 557,431**	$ 644,935	$ 519,023	$ 680,606	$ 761,037
Current Ratio	**2.9 to 1**	2.9 to 1	2.1 to 1	3.0 to 1	3.1 to 1
NUMBER OF EMPLOYEES AT YEAR-END	**6,847**	7,145	7,260	8,701	9,073
NUMBER OF SHAREHOLDERS AT YEAR-END	**3,509**	3,545	3,693	3,874	4,058
QUOTED MARKET PRICE:					
High	**$ 21.51**	$ 33.40	$ 33.07	$ 40.38	$ 44.50
Low	**$ 11.13**	$ 12.80	$ 24.29	$ 30.01	$ 30.83

(1) The amounts include the acquisitions of Victa Lawncare Pty. Limited since June 30, 2008 and certain assets of Murray, Inc. since February 11, 2005.

(2) Share data adjusted for effect of 2-for-1 stock split effective October 29, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

FISCAL 2009 COMPARED TO FISCAL 2008

Net Sales

Fiscal 2009 consolidated net sales were approximately $2.09 billion, a decrease of $59.2 million compared to the previous year. This decrease is attributable to the net effect of reduced shipment volumes, primarily related to lawn and garden equipment in the Power Products segment, unfavorable currency exchange rates, primarily the Euro, and a mix of shipments reflecting lower priced units. Partially offsetting the consolidated net sales decrease were sales of $39.5 million included in the results for the first time this year from the June 30, 2008 acquisition of Victa Lawncare Pty. Ltd., increased portable generator sales volume due to weather events and pricing improvements on certain products.

Engines segment net sales were $1.41 billion compared to $1.46 billion in the prior year, a decrease of $45.8 million or 3%. This decrease is primarily the result of product shipment mix reflecting lower priced units, a small decrease in engine shipments and unfavorable currency exchange rates. Softer demand for engines for powered lawn and garden equipment was offset by the improvement in demand for engines for portable generators.

Power Products segment net sales were $892.9 million in fiscal 2009 compared to $870.4 million in fiscal 2008, an increase of $22.5 million or 3%. This increase was the result of improved pricing on certain products and favorable mix improvements, the addition of $39.5 million from the Victa Lawncare Pty. Ltd. acquisition and a 58% increase in portable generator sales volume due to weather events. Offsetting these improvements was a 45% volume decline in our shipment of premium lawn and garden equipment that was comparable to the overall industry decline.

Gross Profit

Consolidated gross profit was $333.7 million in fiscal 2009 compared to $307.3 million in fiscal 2008, an increase of $26.4 million or 9%. In fiscal 2009 a $5.8 million pretax ($3.5 million after tax) expense was recorded associated with the closing of the Jefferson and Watertown, WI manufacturing facilities. In fiscal 2008, the Company recorded a $13.3 million pretax ($8.1 million after tax) gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility and a $19.8 million pretax ($13.5 million after tax) expense from a snow engine recall. In addition to the above items, consolidated gross profit increased primarily from enhanced pricing, lower spending and improved productivity, that was partially offset by the impact of unfavorable currency exchange rates, higher commodity costs and a mix of shipments reflecting lower margined product.

Engines segment gross profit decreased to $266.3 million in fiscal 2009 from $271.0 million in fiscal 2008, a decrease of $4.7 million. Engines segment gross profit margins increased to 18.8% in fiscal 2009 from 18.6% in fiscal 2008. As mentioned above, a $19.8 million expense was recorded in fiscal 2008 from a snow engine recall. In addition to the snow engine recall, the gross profit decrease year over year primarily resulted from $27.3 million in less favorable Euro exchange rates and higher commodity costs, partially offset by improved productivity.

The Power Products segment gross profit increased to $67.5 million in fiscal 2009 from $39.4 million in fiscal 2008, an increase of $28.1 million. The Power Products segment gross profit margins increased to 7.6% in fiscal 2009 from 4.5% in fiscal 2008. As previously mentioned, a $5.8 million expense was recorded in fiscal 2009 associated with the closing of the Jefferson and Watertown, WI manufacturing facilities and a $13.3 million gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility was recorded in fiscal 2008. In addition to the above items, the gross profit increase primarily resulted from pricing improvements, a more favorable product mix and $9.4 million related to lower spending and improved productivity, which were partially offset by increased commodity costs and a 12% decline in sales volumes.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs decreased to $265.3 million in fiscal 2009 from $281.0 million in fiscal 2008, a decrease of $15.7 million. Engineering, selling, general and administrative costs as a percent of sales decreased to 12.7% in fiscal 2009 from 13.1% in fiscal 2008.

The decrease in engineering, selling, general and administrative expenses was primarily due to planned decreases in advertising and professional services of $14.8 million and $5.5 million, respectively, offset by an additional $7.3 million related to the Victa Lawncare Pty. Ltd. acquisition.

Interest Expense

Interest expense decreased $7.0 million in fiscal 2009 compared to fiscal 2008. The decrease is attributable to lower average borrowings between years for working capital requirements and lower average interest rates.

Other Income

Other income decreased $38.2 million in fiscal 2009 as compared to fiscal 2008. This decrease is primarily due to the $8.6 million gain on the redemption of preferred stock and $28.3 million of dividends received on this stock in 2008.

Provision for Income Taxes

The effective tax rate was 20.9% for fiscal year 2009 and 23.7% for fiscal 2008. The fiscal 2009 effective tax rate is less than the statutory 35% rate primarily due to the Company's ability to exclude from taxable income a portion of the distributions received from investments from the resolution of prior year tax matters and increased foreign tax credits. In 2008, the effective rate was reduced due to the Company's ability to exclude a portion of distributions received from investments and the research credit.

FISCAL 2008 COMPARED TO FISCAL 2007

Net Sales

Fiscal 2008 consolidated net sales were approximately $2.15 billion, a decrease of $5.4 million compared to the previous year. The decrease is due to the net effect of lower sales volumes in both segments offset by a favorable mix of product and currency exchange rates in the Engines segment.

Engines segment net sales were $1.46 billion compared to $1.45 billion in the prior year, an increase of $12.8 million or 1%. This increase reflects the impact of a favorable mix of shipped products and a favorable currency exchange rate offset by a 4% reduction of engine shipments. The decrease in unit volume was primarily due to the lower demand for engine powered lawn and garden equipment in the U.S.

Power Products segment net sales were $870.4 million in fiscal 2008 compared to $890.0 million in fiscal 2007, a decrease of $19.6 million or 2%. This decrease was due to a reduction in unit shipments in each product category except shipments of lawn and garden equipment to mass retailers, which reflected product placement that the Company did not have in the prior year. Generally, these sales decreases reflect weak consumer demand for outdoor power equipment.

Gross Profit

Consolidated gross profit was $307.3 million in fiscal 2008 compared to $295.2 million in fiscal 2007, an increase of $12.1 million or 4%. In fiscal 2008, the Company recorded a $13.3 million pretax ($8.1 million after tax) gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility and a $19.8 million pretax ($13.5 million after tax) expense from a snow engine recall. In fiscal 2007, the Company recorded impairment charges of $43.1 million ($26.2 million, net of taxes) related to write-downs of assets primarily associated with the announced rationalization of two manufacturing plants and $5.0 million pretax ($3.4 million after tax) expense from the snow engine recall. After considering the impact of these items, consolidated gross profit declined $29.5 million, primarily the result of lower sales volumes and lower utilization of production facilities.

Engines segment gross profit increased to $271.0 million in fiscal 2008 from $216.9 million in fiscal 2007, an increase of $54.1 million. Engines segment gross profit margins increased to 18.6% in fiscal 2008 from 15.0% in fiscal 2007. Approximately $20.4 million of the improvement is due to fiscal 2007 expenses incurred with the write-down of assets associated primarily with the rationalization of a major manufacturing plant in the United States that were not incurred in fiscal 2008, offset by the increased expense of the snow engine recall in fiscal 2008. The balance of the improvement resulted primarily from $23.1 million of manufacturing cost reductions primarily from the rationalization of the manufacturing plant in the United States. A favorable product mix and favorable currency exchange rates were offset by decreases in unit volume.

The Power Products segment gross profit decreased to $39.4 million in fiscal 2008 from $80.4 million in fiscal 2007, a decrease of $41.0 million. The Power Products segment gross profit margins decreased to 4.5% in fiscal

2008 from 9.0% in fiscal 2007. As previously mentioned, a $13.3 million gain associated with the reduction of certain post closing employee benefit costs related to the closing of the Port Washington, Wisconsin manufacturing facility was recorded in fiscal 2008. In fiscal 2007, asset impairment charges of $9.2 million were recorded, primarily related to the write-down of assets at this same facility. After considering the impact of these items, gross margins decreased $63.5 million, primarily the result of $22.8 million of manufacturing cost increases due to under utilization of production facilities, $16.5 million of inefficiencies related to the initial year of a plant start-up and $19.2 million of increased costs for raw materials and components.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased to $281.0 million in fiscal 2008 from $263.0 million in fiscal 2007, an increase of $17.9 million. Engineering, selling, general and administrative costs as a percent of sales increased to 13.1% in fiscal 2008 from 12.2% in fiscal 2007.

The increase in engineering, selling, general and administrative expenses was due to planned increases in salaries and benefits of $10.0 million, $2.2 million of increased engineering costs and increased selling, marketing and advertising expenses of $1.4 million.

Interest Expense

Interest expense decreased $5.6 million in fiscal 2008 compared to fiscal 2007. The decrease is attributable to lower average borrowings between years for working capital requirements and lower average interest rates.

Other Income

Other income increased $26.6 million in fiscal 2008 as compared to fiscal 2007. This increase is primarily due to the $8.6 million gain on the redemption of preferred stock and $18.3 million of additional dividends received on this stock compared to the prior year.

Provision for Income Taxes

The effective tax rate was 23.7% for fiscal 2008 and 102.9% for fiscal 2007. The fiscal 2008 effective tax rate is less than the statutory 35% rate primarily due to the Company's ability to exclude from taxable income a portion of the distributions received from investments and the benefit from research credits. In 2007, the combination of similar exclusion, the research credit and production activity deduction with a small pretax financial loss effectively increased the total tax (benefit) by an amount greater than the pretax loss.

Liquidity and Capital Resources

FISCAL YEARS 2009, 2008 AND 2007

Cash flows from operating activities were $172 million, $61 million and $88 million in fiscal 2009, 2008 and 2007, respectively.

The fiscal 2009 cash flows from operating activities were $111 million greater than the prior year. This increase is due to higher cash operating earnings and $50 million less of working capital requirements between years.

The fiscal 2008 cash flows from operating activities were $27 million less than the prior year. This decrease is primarily due to lower cash operating earnings, offset by $32 million less of working capital requirements between years.

Cash used by investing activities was $64 million in fiscal 2009. Cash provided by investing activities was $0.7 million in fiscal 2008. Cash used by investing activities was $67 million in fiscal 2007. These cash flows include capital expenditures of $43 million, $66 million and $68 million in fiscal 2009, 2008 and 2007, respectively. The capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products. During fiscal 2007, the Company increased its Engines segment capacity by opening a new plant in Ostrava, Czech Republic which accounted for $15 million of capital expenditures. This new plant began production in December 2006. In addition, the Power Products segment added lawn and garden product capacity with a new plant in Newbern, Tennessee that accounted for $14 million and $6 million of capital expenditures in fiscal 2008 and 2007, respectively. This plant began production in the second quarter of fiscal 2008.

In fiscal 2009, net cash of $24.8 million was used for the Victa Lawncare Pty. Ltd. acquisition. In fiscal 2008, the Company received $66 million in proceeds on the sale of an investment in preferred stock including the final dividends paid on this preferred stock.

Briggs & Stratton used cash of $123 million, $63 million and $89 million in financing activities in fiscal 2009, 2008 and 2007, respectively. The Company reduced its outstanding debt by $85 million and $19 million in fiscal 2009 and 2008, respectively. The Company paid common stock dividends of $38 million, $44 million and $44 million in fiscal 2009, 2008 and 2007, respectively. The fiscal 2009 fourth quarter dividend was reduced 50%, to $0.11 per share from the $0.22 per share paid in the past several quarters, to preserve cash in light of the continuing uncertainty in the credit markets. In fiscal 2007, Briggs & Stratton repurchased $48 million of its common shares outstanding as part of a $120 million share repurchase program authorized by the Board of Directors in fiscal 2007, which expired in February 2008.

Future Liquidity and Capital Resources

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Company used proceeds from the Revolver to pay off the remaining amounts outstanding under the Company's variable rate term notes issued in February 2005 with various financial institutions, retire the 7.25% senior notes that were due in September 2007 and fund seasonal working capital requirements and other financing needs. The Revolver has a term of five years and all outstanding borrowings on the Revolver are due and payable on July 12, 2012. As of June 28, 2009, borrowings on the Revolver totaled $34.0 million.

In April 2009, the Board of Directors of the Company declared a quarterly dividend of eleven cents ($0.11) per share on the common stock of the Company, which was payable June 26, 2009 to shareholders of record at the close of business June 1, 2009. This quarterly dividend was reduced 50% from the prior quarter's level. The reduced dividend is more comparable with the Company's historical payout ratio of 50% of net income and dividend yield of 3.5%. In addition, a reduced dividend preserves cash in light of the continuing uncertainty in the credit markets. This action, along with other cash preserving initiatives, should reduce the Company's need for additional borrowings for working capital in the near to medium term future.

On August 10, 2006, Briggs & Stratton announced its intent to initiate repurchases of up to $120 million of its common stock through open market transactions during fiscal 2007 and fiscal 2008. The Company repurchased approximately $48 million of common stock under this plan, which expired in February 2008.

Briggs & Stratton expects capital expenditures to be approximately $40 to $45 million in fiscal 2010. These anticipated expenditures reflect our plans to continue to reinvest in equipment, new products, and capacity enhancements.

The Company is not required to make any contributions to the qualified pension plan during fiscal 2010, but may be required to make contributions in future years depending upon the actual return on plan assets and the funded status of the plan in future periods.

Management believes that available cash, cash generated from operations and existing lines of credit will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. Consequently, management's first priority is to reinvest capital into physical assets and products that maintain or grow the global cost leadership and market positions that Briggs & Stratton has achieved, and drive the economic value of the Company. Management's next financial objective is to identify strategic acquisitions or alliances that enhance revenues and provide a superior economic return. Finally, management believes that when capital cannot be invested for returns greater than the cost of capital, we should return capital to the capital providers through dividends and/or share repurchases.

Off-Balance Sheet Arrangements

Briggs & Stratton has no off-balance sheet arrangements or significant guarantees to third parties not fully recorded in our Balance Sheets or fully disclosed in our Notes to Consolidated Financial Statements. Briggs & Stratton's significant contractual obligations include our debt agreements and certain employee benefit plans.

Briggs & Stratton is subject to financial and operating restrictions in addition to certain financial covenants under its domestic debt agreements. As is fully disclosed in Note 9 of the Notes to Consolidated Financial Statements, these restrictions could limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate or merge with other entities, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets. We believe we will remain in compliance with these covenants in fiscal 2010. Briggs & Stratton has obligations concerning certain employee benefits including its pension plans, postretirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to Consolidated Financial Statements.

Contractual Obligations

A summary of the Company's expected payments for significant contractual obligations as of June 28, 2009 is as follows (in thousands):

	Total	Fiscal 2010	Fiscal 2011-2012	Fiscal 2013-2014	Thereafter
Long-Term Debt	$ 282,000	$ -	$ 248,000	$ 34,000	$ -
Interest on Long-Term Debt	39,845	22,748	17,066	31	-
Capital Leases	2,070	983	954	133	-
Operating Leases	58,313	22,752	21,617	9,444	4,500
Purchase Obligations	65,339	46,343	18,996	-	-
Consulting and Employment Agreements	989	629	360	-	-
	$ 448,556	$ 93,455	$ 306,993	$ 43,608	$ 4,500

Other Matters

Labor Agreement

Briggs & Stratton has collective bargaining agreements with its unions. These agreements expire at various times ranging from 2010-2013.

Emissions

The U.S. Environmental Protection Agency (EPA) has developed multiple phases of national emission standards for small air cooled engines. Briggs & Stratton currently has a complete product offering that complies with the EPA's Phase II engine emission standards.

The EPA issued proposed Phase III standards in 2008 to further reduce engine exhaust emissions and to control evaporative emissions from small off-road engines and equipment in which they are used. The Phase III standards are similar to those adopted by the California Air Resources Board (CARB). The Phase III program requires evaporative controls in 2009 and go into full effect in 2011 for Class II engines (225 cubic centimeter displacement and larger) and 2012 for Class I engines (less than 225 cubic centimeter displacement). Briggs & Stratton does not believe the cost of compliance with the new standards will have a material adverse effect on its financial position or results of operations.

CARB's Tier 3 regulation requires additional reductions to engine exhaust emissions and new controls on evaporative emissions from small engines. The Tier 3 regulation was fully phased in during fiscal year 2008. While Briggs & Stratton believes the cost of the regulation may increase engine costs per unit, Briggs & Stratton does not believe the regulation will have a material effect on its financial condition or results of operations. This assessment is based on a number of factors, including revisions the CARB made to its adopted regulation from the proposal published in September 2003 in response to recommendations from Briggs & Stratton and others in the regulated category and intention to pass increased costs associated with the regulation on to consumers.

The European Commission adopted an engine emission Directive regulating exhaust emissions from small air cooled engines. The Directive parallels the Phase I and II regulations adopted by the U.S. EPA. Stage 1 was effective in February 2004 and Stage 2 was phased in between calendar years 2005 and 2007, with some limited extensions available for specific size and type engines until 2010. Briggs & Stratton has a full product line compliant with Stage 2. Briggs & Stratton does not believe the cost of compliance with the Directive will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's critical accounting policies are more fully described in Note 2 and Note 15 of the Notes to Consolidated Financial Statements. As discussed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include a goodwill assessment, estimates as to the recovery of accounts receivable and inventory reserves, and estimates used in the determination of liabilities related to customer rebates, pension obligations, postretirement benefits, warranty, product liability, litigation and taxation.

The carrying amount of goodwill is tested annually and when events or circumstances indicate that impairment may have occurred. Impairment testing is performed in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." The Company performs impairment reviews using a fair value method for its reporting units, which have been determined to be one level below the Company's reportable segments. The reporting units are Engine, Home Power Products and Yard Power Products. The fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. To estimate fair value, the Company periodically retains independent third party valuation experts. Fair value is estimated using a valuation methodology that incorporates two approaches in estimating fair value including the public guideline company method and the discounted cash flow method. The determination of fair value requires significant management assumptions and other factors including estimating future sales growth, selling prices and costs, changes in working capital, investments in property and equipment, recent stock price volatility, and the selection of an appropriate weighted average cost of capital (WACC). The WACC used for the Engine, Home Power Products and Yard Power Products reporting units were 13.05%, 13.65% and 14.65%, respectively. The estimated fair value is then compared with the carrying value of the reporting unit, including the recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by the Company at June 28, 2009 indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and as such, no impairment existed.

Other intangible assets with definite lives continue to be amortized over their estimated useful lives and are subject to impairment testing if events or changes in circumstances indicate that an asset may be impaired. Indefinite lived intangible assets are also subject to impairment testing on at least an annual basis. At June 28, 2009 there was no impairment of intangible assets.

The reserves for customer rebates, warranty, product liability, inventory and doubtful accounts are fact specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company's estimate of income taxes payable, deferred income taxes, and the effective tax rate is based on a complex analysis of many factors including interpretations of federal, state and foreign income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, Federal, state and foreign taxing authorities periodically review the Company's estimates and interpretation of income tax laws. Adjustments to the effective income tax rate and recorded tax related assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations. At the beginning of fiscal 2008, the Company adopted the provisions of Interpretations No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. As such, accruals for tax contingencies are provided for in accordance with the requirements of FIN 48.

The pension benefit obligation and related pension expense or income are calculated in accordance with SFAS No.158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106 and 132 (R)", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance, which is essential in the current volatile market. Actuarial valuations at June 28, 2009 used a discount rate of 6.75% and an expected rate of return on plan assets of 8.75%. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. A 0.25% decrease in the discount rate would decrease annual pension expense by approximately $0.2 million. A 0.25% decrease in the expected return on plan assets would increase our annual pension expense by approximately $2.4 million. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan's invested assets, knowing that our investment performance has been in the top decile compared to other plans. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and related expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of the Company's pension plan is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases. At June 28, 2009 the fair value of plan assets was less than the projected benefit obligation by approximately $141 million.

The Company is not required to make any contributions to the qualified pension plan during fiscal 2010, but may be required to make contributions in future years depending upon the actual return on plan assets and the funded status of the plan in future periods.

The other postretirement benefits obligation and related expense or income are also calculated in accordance with SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" and are impacted by certain actuarial assumptions, including the health care trend rate. An increase of one percentage point in health care costs would increase the accumulated postretirement benefit obligation by $8.7 million and would increase the service and interest cost by $0.7 million. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $8.1 million and decrease the service and interest cost by $0.7 million.

For pension and postretirement benefits, actuarial gains and losses are accounted for in accordance with GAAP. Refer to Note 15 of the Notes to the Consolidated Financial Statements for additional discussion.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a Replacement of FASB Statement No. 162" (SFAS No. 168). SFAS No. 168 establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Following this Statement, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. All guidance contained in the Codification carries an equal level of authority. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. All nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. The Company will adopt this statement in fiscal 2010, and does not anticipate adoption will have a material impact on its consolidated financial position, results of operations or liquidity.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", which changes the approach to determining the primary beneficiary of a variable interest entity (VIE) and requires companies to more frequently assess whether they must consolidate VIEs. This new standard is effective for fiscal years beginning after November 15, 2009. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (SFAS No. 165). SFAS No. 165 establishes general standards of accounting for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and is applied prospectively. The Company adopted this statement effective June 28, 2009. There was no material financial statement impact as a result of adoption.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. See the Derivative Instruments & Hedging Activity section of Note 2 - Summary of Significant Accounting Policies for more information.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51," (SFAS No. 160). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. At this time, the impact of adoption of SFAS No. 160 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, and will impact the accounting for any business combinations entered into after the effective date.

In March 2007, the Emerging Issues Task Force (EITF) ratified EITF No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements", and EITF No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements". The consensus on both issues requires the Company to recognize a liability for the estimated cost, net of expected recoveries, of maintaining the split-dollar life insurance policy during the postretirement period of the employee. The Company adopted the requirements of EITF No. 06-4 and EITF No. 06-10 during fiscal 2009 and it did not have a material impact on the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange rates, commodity prices and interest rates. To reduce the risk from changes in certain foreign exchange rates and commodity prices, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. dollar against various currencies, with the Japanese Yen and the Euro as the most significant. The Yen is used to purchase engines from Briggs & Stratton's joint venture. Briggs & Stratton purchases components in Euros from third parties and receives Euros for certain products sold to European customers. Briggs & Stratton's foreign subsidiaries' earnings are also influenced by fluctuations of the local currency against the U.S. dollar as these subsidiaries purchase inventory from the parent in U.S. dollars. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At June 28, 2009, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value (Gains) Losses shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain) Loss at Fair Value
Australian Dollar	12,862	$ 9,235	U.S.	$ 154
Canadian Dollar	2,500	$ 2,170	U.S.	$ (43)
Euro	58,450	$ 82,165	U.S.	$ 1,845
Great British Pound	750	$ 1,240	U.S.	$ 2
Japanese Yen	562,808	$ 5,918	U.S.	$ (274)
Swedish Krona	2,500	$ 321	U.S.	$ (6)

All of the above contracts expire within twelve months.

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries and joint ventures are translated into U.S. dollars at the exchange rates in effect at fiscal year-end. The resulting cumulative translation adjustments are recorded in Shareholders' Investment as Accumulated Other Comprehensive Income. The cumulative translation adjustments component of Shareholders' Investment decreased $13.7 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on June 28, 2009 was approximately $126.3 million.

Commodity Prices

Briggs & Stratton is exposed to fluctuating market prices for commodities, including natural gas, copper and aluminum. The Company has established programs to manage commodity price fluctuations through contracts that fix the price of certain commodities, some of which are financial derivative instruments. The maturities of these contracts coincide with the expected usage of the commodities over the next twenty-four months.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings, depending on general economic conditions.

On June 28, 2009, Briggs & Stratton had the following short-term loan outstanding (in thousands):

Currency	Amount	Weighted Average Interest Rate
U.S. Dollars	$ 3,000	4.26%

This loan has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate would increase (decrease) interest expense by $30 thousand.

Long-term loans, net of unamortized discount, consisted of the following (in thousands):

Description	Amount	Maturity	Weighted Average Interest Rate
8.875% Senior Notes	$247,104	March 2011	8.875%
Revolving Credit Facility	$ 34,000	July 2012	1.819%

The Senior Notes carry fixed rates of interest and are therefore not subject to market fluctuation. The Revolving Credit Facility has a variable interest rate. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate would increase (decrease) interest expense by approximately $340 thousand.

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Consolidated Balance Sheets

AS OF JUNE 28, 2009 AND JUNE 29, 2008

(in thousands)

ASSETS	2009	2008
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 15,992	$ 32,468
Receivables, Less Reserves of $7,360 and $5,607, Respectively	262,934	320,568
Inventories:		
Finished Products and Parts	359,429	339,186
Work in Process	109,774	177,280
Raw Materials	8,136	13,738
Total Inventories	477,339	530,204
Deferred Income Tax Asset	51,658	53,496
Prepaid Expenses and Other Current Assets	48,597	41,801
Total Current Assets	856,520	978,537
GOODWILL	253,854	248,328
INVESTMENTS	18,667	21,956
PREPAID PENSION	-	90,020
DEFERRED LOAN COSTS, Net	1,776	3,106
OTHER INTANGIBLE ASSETS, Net	92,190	90,687
LONG-TERM DEFERRED INCOME TAX ASSET	23,165	-
OTHER LONG-TERM ASSETS, Net	8,676	8,827
PLANT AND EQUIPMENT:		
Land and Land Improvements	17,559	18,826
Buildings	137,749	139,876
Machinery and Equipment	827,259	838,085
Construction in Progress	13,115	16,200
	995,682	1,012,987
Less - Accumulated Depreciation	631,507	621,154
Total Plant and Equipment, Net	364,175	391,833
	$ 1,619,023	$ 1,833,294

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF JUNE 28, 2009 AND JUNE 29, 2008

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2009	2008
CURRENT LIABILITIES:		
Accounts Payable	$ 128,151	$ 170,476
Short-term Debt	3,000	3,000
Accrued Liabilities:		
Wages and Salaries	54,663	40,870
Warranty	30,427	34,913
Accrued Postretirement Health Care Obligation	26,343	30,621
Other	56,505	53,722
Total Accrued Liabilities	167,938	160,126
Total Current Liabilities	299,089	333,602
DEFERRED INCOME TAX LIABILITY	-	47,266
ACCRUED PENSION COST	138,811	36,173
ACCRUED EMPLOYEE BENEFITS	19,429	18,521
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	155,443	161,684
ACCRUED WARRANTY	11,617	14,635
OTHER LONG-TERM LIABILITIES	18,846	18,335
LONG-TERM DEBT	281,104	365,555
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 120,000 Shares $.01 Par Value, Issued 57,854 Shares	579	579
Additional Paid-In Capital	77,522	76,667
Retained Earnings	1,075,838	1,082,553
Accumulated Other Comprehensive Income (Loss)	(250,273)	(110,234)
Treasury Stock at Cost, 8,042 Shares in 2009 and 8,154 Shares in 2008	(208,982)	(212,042)
Total Shareholders' Investment	694,684	837,523
	$ 1,619,023	$ 1,833,294

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JUNE 28, 2009, JUNE 29, 2008 AND JULY 1, 2007

(in thousands, except per share data)

	2009	2008	2007
NET SALES	**$ 2,092,189**	$ 2,151,393	$ 2,156,833
COST OF GOODS SOLD	**1,753,935**	1,844,077	1,818,547
IMPAIRMENT CHARGE	**4,575**	-	43,088
Gross Profit	**333,679**	307,316	295,198
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**265,338**	280,976	263,041
Income from Operations	**68,341**	26,340	32,157
INTEREST EXPENSE	**(31,147)**	(38,123)	(43,691)
OTHER INCOME, Net	**3,215**	41,392	14,836
Income Before Provision (Credit) for Income Taxes	**40,409**	29,609	3,302
PROVISION (CREDIT) FOR INCOME TAXES	**8,437**	7,009	(3,399)
NET INCOME	**$ 31,972**	$ 22,600	$ 6,701
EARNINGS PER SHARE DATA			
Weighted Average Shares Outstanding	**49,572**	49,549	49,715
Basic Earnings Per Share	**$ 0.64**	$ 0.46	$ 0.13
Diluted Average Shares Outstanding	**49,725**	49,652	49,827
Diluted Earnings Per Share	**$ 0.64**	$ 0.46	$ 0.13

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JUNE 28, 2009, JUNE 29, 2008 AND JULY 1, 2007

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Comprehensive Income
BALANCES, JULY 2, 2006	$ 579	$ 65,126	$ 1,144,683	$ 4,960	$ (169,856)	
Comprehensive Income:						
Net Income	-	-	6,701	-	-	$ 6,701
Foreign Currency Translation Adjustments	-	-	-	4,275	-	4,275
Unrealized Loss on Derivatives	-	-	-	(765)	-	(765)
Minimum Pension Liability Adjustment, net of tax of $(1,218)	-	-	-	(1,904)	-	(1,904)
Total Comprehensive Income	-	-	-	-	-	$ 8,307
Cash Dividends Paid ($0.88 per share)	-	-	(43,870)	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	(48,232)	
Stock Option Activity, net of tax	-	7,226	-	-	3,725	
Restricted Stock	-	(559)	-	-	436	
Amortization of Unearned Compensation	-	1,023	-	-	-	
Deferred Stock	-	326	-	-	-	
Shares Issued to Directors	-	7	-	-	90	
Adjustment to Initially Apply SFAS 158, net of tax of $(86,643)	-	-	-	(135,517)	-	
BALANCES, JULY 1, 2007	$ 579	$ 73,149	$ 1,107,514	$ (128,951)	$ (213,837)	
Comprehensive Income:						
Net Income	-	-	22,600	-	-	$ 22,600
Foreign Currency Translation Adjustments	-	-	-	10,846	-	10,846
Unrealized Gain on Derivatives	-	-	-	5,550	-	5,550
Change in Pension and Postretirement Plans, net of tax of $1,483	-	-	-	2,321	-	2,321
Total Comprehensive Income	-	-	-	-	-	$ 41,317
Cash Dividends Paid ($0.88 per share)	-	-	(43,560)	-	-	
Stock Option Activity, net of tax	-	3,230	-	-	1,065	
Restricted Stock	-	(974)	-	-	638	
Amortization of Unearned Compensation	-	1,117	-	-	-	
Deferred Stock	-	142	-	-	-	
Shares Issued to Directors	-	3	-	-	92	
Adoption of FIN 48	-	-	(4,001)	-	-	
BALANCES, JUNE 29, 2008	**$ 579**	**$ 76,667**	**$ 1,082,553**	**$ (110,234)**	**$ (212,042)**	
Comprehensive Income:						
Net Income	**-**	**-**	**31,972**	**-**	**-**	**$ 31,972**
Foreign Currency Translation Adjustments	**-**	**-**	**-**	**(13,684)**	**-**	**(13,684)**
Unrealized Loss on Derivatives	**-**	**-**	**-**	**(7,576)**	**-**	**(7,576)**
Change in Pension and Postretirement Plans, net of tax of $75,953	**-**	**-**	**-**	**(118,779)**	**-**	**(118,779)**
Total Comprehensive Income (Loss)	**-**	**-**	**-**	**-**	**-**	**$ (108,067)**
Cash Dividends Paid ($0.77 per share)	**-**	**-**	**(38,171)**	**-**	**-**	
Stock Option Activity, net of tax	**-**	**1,760**	**-**	**-**	**-**	
Restricted Stock	**-**	**(3,075)**	**-**	**-**	**2,880**	
Amortization of Unearned Compensation	**-**	**1,097**	**-**	**-**	**-**	
Deferred Stock	**-**	**1,142**	**-**	**-**	**160**	
Shares Issued to Directors	**-**	**(69)**	**-**	**-**	**20**	
Adoption of EITF 06-4 and 06-10	**-**	**-**	**(516)**	**-**	**-**	
BALANCES, JUNE 28, 2009	**$ 579**	**$ 77,522**	**$ 1,075,838**	**$ (250,273)**	**$ (208,982)**	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JUNE 28, 2009, JUNE 29, 2008 AND JULY 1, 2007

(in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **31,972**	$ 22,600	$ 6,701
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**67,803**	68,886	74,314
Stock Compensation Expense	**3,999**	4,563	8,484
Impairment Charge	**4,575**	-	43,088
Loss of Unconsolidated Affiliates	**(1,526)**	(3,587)	(3,303)
Dividends Received from Unconsolidated Affiliates	**5,211**	2,799	4,879
Loss on Disposition of Plant and Equipment	**2,514**	2,708	2,939
Gain on Sale of Investment	**-**	(36,960)	-
(Gain) Loss on Curtailment of Employee Benefits	**1,190**	(13,288)	-
(Provision) Credit for Deferred Income Taxes	**7,368**	10,506	(17,447)
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:			
(Increase) Decrease in Receivables	**59,809**	6,906	(53,972)
Decrease in Inventories	**61,810**	18,390	7,132
(Increase) Decrease in Prepaid Expenses and Other Current Assets	**(13,152)**	9,954	11,558
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	**(45,318)**	(22,157)	16,618
Change in Accrued/Prepaid Pension	**(8,441)**	(2,258)	(8,391)
Other, Net	**(5,394)**	(7,773)	(4,761)
Net Cash Provided by Operating Activities	**172,420**	61,289	87,839
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	**(43,027)**	(65,513)	(68,000)
Cash Paid for Acquisition, Net of Cash Acquired	**(24,757)**	-	-
Proceeds Received on Disposition of Plant and Equipment	**3,659**	680	599
Proceeds Received on Sale of Investment	**-**	66,011	-
Other, Net	**(348)**	(503)	-
Net Cash Provided (Used) by Investing Activities	**(64,473)**	675	(67,401)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Repayments on Loans, Notes Payable and Long-Term Debt	**(85,077)**	(19,062)	(473)
Issuance Cost of Amended Revolver	**-**	(1,286)	-
Cash Dividends Paid	**(38,171)**	(43,560)	(43,870)
Stock Option Exercise Proceeds and Tax Benefits	**-**	991	3,694
Treasury Stock Purchases	**-**	-	(48,232)
Net Cash Used by Financing Activities	**(123,248)**	(62,917)	(88,881)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,175)**	3,952	2,821
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(16,476)**	2,999	(65,622)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	**32,468**	29,469	95,091
End of Year	$ **15,992**	$ 32,468	$ 29,469
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ **31,169**	$ 40,332	$ 43,169
Income Taxes Paid	$ **4,107**	$ 4,032	$ 12,102

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

FOR THE FISCAL YEARS ENDED JUNE 28, 2009, JUNE 29, 2008 AND JULY 1, 2007

(1) Nature of Operations:

Briggs & Stratton (the "Company") is a U.S. based producer of air cooled gasoline engines and engine powered outdoor equipment. The engines are sold worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. The Company's Power Products segment designs, manufacturers and markets a wide range of outdoor power equipment and related accessories.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Fiscal years 2009, 2008 and 2007 were all 52 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Bank overdrafts of $0.2 million and $2.2 million are included in accounts payable at June 28, 2009 and June 29, 2008, respectively.

Receivables: Receivables are recorded at their original carrying value less reserves for estimated uncollectible accounts.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 46% of total inventories at June 28, 2009 and 53% of total inventories at June 29, 2008. The cost for the remaining inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $59.2 million and $72.1 million higher in fiscal 2009 and 2008, respectively. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Goodwill and Other Intangible Assets: Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine, Home Power Products and Yard Power Products and have goodwill at June 28, 2009 of $136.3 million, $86.9 million, and $30.7 million, respectively. Other Intangible Assets reflect identifiable intangible assets that arose from purchase acquisitions. Other Intangible Assets are comprised of trademarks, patents and customer relationships. Goodwill and trademarks, which are considered to have indefinite lives are not amortized; however, both must be tested for impairment annually. Amortization is recorded on a straight-line basis for other intangible assets with finite lives. Patents have been assigned an estimated weighted average useful life of thirteen years. The customer relationships have been assigned an estimated useful life of twenty-five years. The Company is subject to financial statement risk in the event that goodwill and intangible assets become impaired. The Company performed the required impairment tests in fiscal 2009, 2008 and 2007, and found no impairment of the assets.

Investments: This caption represents the Company's investment in its 30% and 50% owned joint ventures. Until the second quarter of fiscal 2008, investments also included preferred stock in privately held Metal Technologies Holding Company, Inc. (MTHC). The investments in the joint ventures are accounted for under the equity method. During the second quarter of fiscal 2008, the Company and MTHC entered into a Class B Preferred Share Redemption Agreement that provided for MTHC to pay all dividends in arrears on the 45,000 MTHC Class B preferred shares held by the Company and redeem the shares in exchange for a payment to the Company. The shares were received as part of the payment from MTHC when it acquired certain foundry operations of the Company in 1999. The Company received $66.0 million, resulting in a $37.0 million gain ($29.0 million after tax) on this redemption of preferred stock and final dividend payment.

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from three to ten years. Accumulated amortization related to outstanding debt instruments amounted to $12.5 million as of June 28, 2009 and $14.0 million as of June 29, 2008.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets, as follows:

	Useful Life Range (In Years)
Software	3 - 10
Land Improvements	20 - 40
Buildings	20 - 50
Machinery & Equipment	3 - 20

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in cost of goods sold.

Impairment of Property, Plant and Equipment: Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of property, plant and equipment in fiscal 2008. Refer to Note 18 of the Notes to Consolidated Financial Statements for impairment charges recognized in fiscal 2009 and 2007.

Warranty: The Company recognizes the cost associated with its standard warranty on engines and power products at the time of sale. The amount recognized is based on historical failure rates and current claim cost experience. In fiscal 2008 and 2007, the Company incurred $19.8 million and $5.0 million, respectively, of expenses to accrue for current and future warranty claims related to a snow thrower engine recall. The snow thrower engines were recalled due to a potential risk of fire. The amounts accrued were to repair the units to eliminate the potential fire hazard. As of June 28, 2009, the Consolidated Balance Sheet includes $1.2 million of reserves for this specific engine warranty matter. Product liability reserves totaling less than $50,000 have been accrued for product liability matters related to this recall as the Company has had minimal product liability claims asserted for nominal amounts related to the snow engine recall. The following is a reconciliation of the changes in accrued warranty costs for the reporting period (in thousands):

	2009	2008
Balance, Beginning of Period	**$ 49,548**	$ 54,566
Payments	**(34,255)**	(50,263)
Provision for Current Year Warranties	**28,623**	47,402
Credit for Prior Years Warranties	**(1,872)**	(2,157)
Balance, End of Period	**$ 42,044**	$ 49,548

Revenue Recognition: Net sales include sales of engines, power products, and related service parts and accessories, net of allowances for cash discounts, customer volume rebates and discounts, floor plan interest and advertising allowances. In accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," as amended, the Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. This is generally upon shipment, except for certain international shipments, where revenue is recognized when the customer receives the product.

Included in net sales are costs associated with programs under which the Company shares the expense of financing certain dealer and distributor inventories, referred to as floor plan expense. This represents interest for a pre-established length of time based on a variable rate from a contract with a third party financing source for dealer and distributor inventory purchases. Sharing the cost of these financing arrangements is used by Briggs & Stratton as a marketing incentive for customers to buy inventory. The financing costs included in net sales in fiscal 2009, 2008 and 2007 were $6.2 million, $9.1 million and $13.1 million, respectively.

The Company also offers a variety of customer rebates and sales incentives. The Company records estimates for rebates and incentives at the time of sale, as a reduction in net sales.

Income Taxes: The Provision (Credit) for Income Taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Deferred Income Tax Asset (Liability) represents temporary differences relating to current assets and current liabilities, and the Long-Term Deferred Income Tax Asset (Liability) represents temporary differences related to noncurrent assets and liabilities.

Retirement Plans: The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. Retirement benefits represent a form of deferred compensation, which are subject to change due to changes in assumptions. Management reviews underlying assumptions on an annual basis. Refer to Note 15 of the Notes to Consolidated Financial Statements.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $23.0 million in fiscal 2009, $26.5 million in fiscal 2008 and $25.7 million in fiscal 2007.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses in the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $19.2 million in fiscal 2009, $34.0 million in fiscal 2008 and $31.5 million in fiscal 2007.

The Company reports co-op advertising expense as a reduction in net sales. Co-op advertising expense reported as a reduction in net sales totaled $1.4 million in fiscal 2009, $10.2 million in fiscal 2008 and $11.4 million in fiscal 2007.

Shipping and Handling Fees: Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue for fiscal 2009, 2008 and 2007 was $4.3 million, $4.8 million and $4.3 million, respectively.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into dollars at the rates of exchange in effect at fiscal year-end. Income and expenses incurred in a foreign currency are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: Basic earnings per share, for each period presented, is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, is computed reflecting the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

The shares outstanding used to compute diluted earnings per share for fiscal 2009, 2008 and 2007 excludes outstanding options to purchase 4,305,681, 3,885,321 and 2,722,091 shares of common stock, respectively, with weighted average exercise prices of $29.53, $31.96 and $35.64, respectively. These options are excluded because their exercise prices are greater than the average market price of the common shares, and their inclusion in the computation would be antidilutive.

Notes . . .

Information on earnings per share is as follows (in thousands):

	Fiscal Year Ended		
	June 28, 2009	June 29, 2008	July 1, 2007
Net Income Used in Basic and Diluted Earnings Per Share	**$ 31,972**	$ 22,600	$ 6,701
Average Shares of Common Stock Outstanding	**49,572**	49,549	49,715
Incremental Common Shares Applicable to Common Stock Options Based on the Common Stock Average Market Price During the Period	**-**	1	16
Incremental Common Shares Applicable to Deferred and Restricted Common Stock Based on the Common Stock Average Market Price During the Period	**153**	102	96
Diluted Average Common Shares Outstanding	**49,725**	49,652	49,827

Comprehensive Income (Loss): Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) which encompasses net income, cumulative translation adjustments, unrealized gain (loss) on derivatives and unrecognized pension and postretirement obligations in the Consolidated Statements of Shareholders' Investment. The Company's implementation of SFAS No. 158 on July 1, 2007 affected Accumulated Other Comprehensive Income (Loss) by recognizing the funded status of the Company's defined benefit pension and other postretirement plans. Information on Accumulated Other Comprehensive Income (Loss) is as follows (in thousands):

	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Unrecognized Pension and Postretirement Obligation	Accumulated Other Comprehensive Income (Loss)
Balance at July 2, 2006	$ 7,524	$ (336)	$ (2,228)	$ -	$ 4,960
Fiscal Year Change	4,275	(765)	2,228	(139,649)	(133,911)
Balance at July 1, 2007	11,799	(1,101)	-	(139,649)	(128,951)
Fiscal Year Change	10,846	5,550	-	2,321	18,717
Balance at June 29, 2008	**22,645**	**4,449**	**-**	**(137,328)**	**(110,234)**
Fiscal Year Change	**(13,684)**	**(7,576)**	**-**	**(118,779)**	**(140,039)**
Balance at June 28, 2009	**$ 8,961**	**$ (3,127)**	**$ -**	**$(256,107)**	**$ (250,273)**

Derivative Instruments & Hedging Activity: Derivatives are recorded on the Balance Sheets as assets or liabilities, measured at fair value. The Company enters into derivative contracts designated as cash flow hedges to manage certain currency and commodity exposures.

Changes in the fair value of cash flow hedges to manage its foreign currency exposure are recorded on the Consolidated Statements of Earnings or as a component of Accumulated Other Comprehensive Income (Loss). The amounts included in Accumulated Other Comprehensive Income (Loss) are reclassified into income when the forecasted transactions occur. These forecasted transactions represent the exporting of products for which Briggs & Stratton will receive foreign currency and the importing of products for which it will be required to pay in a foreign currency. Changes in the fair value of all derivatives deemed to be ineffective are recorded as either income or expense in the accompanying Consolidated Statements of Earnings. These instruments generally do not have a maturity of more than twelve months.

The Company manages its exposure to fluctuation in the cost of natural gas used by its operating facilities through participation in a third party managed dollar cost averaging program linked to NYMEX futures. As a participant in the program, the Company hedges up to 90% of its anticipated monthly natural gas usage along with a pool of other companies. The Company does not hold any actual futures contracts, and actual delivery of natural gas is not required of the participants in the program. Cash settlements occur on a monthly basis based on the difference between the average dollar price of the underlying NYMEX futures held by the third party and the actual price of natural gas paid by the Company in the period. The fair value of the underlying

NYMEX futures is reflected as an asset or liability on the accompanying Consolidated Condensed Balance Sheets. Changes in fair value are reflected as a Component of Accumulated Other Comprehensive Income (Loss), which are reclassified into the income statement as the monthly cash settlements occur and actual natural gas is consumed. These contracts generally do not have a maturity of more than twenty-four months.

The Company manages its exposure to fluctuations in the cost of copper to be used in manufacturing by entering into forward purchase contracts designated as cash flow hedges. The Company hedges up to 90% of its anticipated copper usage, and the fair value of outstanding futures contracts is reflected as an asset or liability on the accompanying Consolidated Balance Sheets based on NYMEX prices. Changes in fair value are reflected as a component of Accumulated Other Comprehensive Income (Loss) if the forward purchase contracts are deemed to be effective. Changes in the fair value of all derivatives deemed to be ineffective are recorded as either income or expense in the accompanying Consolidated Statements of Earnings. Unrealized gains or losses associated with the forward purchase contracts are captured in inventory costs and are realized in the income statement when sales of inventory are made. These contracts generally do not have a maturity of more than twenty-four months.

The Company has considered the counterparty credit risk related to all its foreign currency and commodity derivative contracts and does not deem any counterparty credit risk material at this time.

As of June 28, 2009, the Company had the following outstanding derivative contracts (in thousands):

Contract		Quantity	
Foreign Currency:			
Australian Dollar	Sell	12,862	AUD
Canadian Dollar	Sell	2,500	CAD
Euro	Sell	58,450	EUR
Great British Pound	Buy	750	GBP
Japanese Yen	Buy	562,808	JPY
Swedish Krona	Buy	2,500	SEK
Commodity:			
Copper	Buy	525	Pounds
Natural Gas	Buy	11,207	Therms

As of June 28, 2009 and for the year ended June 28, 2009, the Company's derivative contracts had the following impact on the Consolidated Balance Sheet and the Consolidated Statement of Earnings (in thousands):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency contracts	Other Current Assets	$ 445	Accrued Liabilities	$ 2,123
Commodity contracts	Other Current Assets	378	Accrued Liabilities	2,131
Commodity contracts	Other Long-Term Assets, Net	-	Other Long-Term Liabilities	385
		$ 823		$ 4,639

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)
Foreign currency contracts	$ 149	Net Sales	$ 11,707
Foreign currency contracts	(1,138)	Cost of Goods Sold	233
Commodity contracts	(2,138)	Cost of Goods Sold	(3,535)
	$ (3,127)		$ 8,405

Of the $3.1 million loss detailed above that is currently recognized in Other Comprehensive Loss, the Company expects to reclassify approximately $2.7 million into earnings within the next twelve months.

Notes . . .

Any ineffectiveness incurred upon inception of the Company's derivative contracts is negligible. The Company recognized a $0.3 million loss in earnings in fiscal 2009 related to dedesignating certain contracts when overhedging situations occurred.

New Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a Replacement of FASB Statement No. 162" (SFAS No. 168). SFAS No. 168 establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Following this Statement, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. All guidance contained in the Codification carries an equal level of authority. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. All nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. The Company will adopt this statement in fiscal 2010, and does not anticipate adoption will have a material impact on its consolidated financial position, results of operations or liquidity.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", which changes the approach to determining the primary beneficiary of a variable interest entity (VIE) and requires companies to more frequently assess whether they must consolidate VIEs. This new standard is effective for fiscal years beginning after November 15, 2009. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (SFAS No. 165). SFAS No. 165 establishes general standards of accounting for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and is applied prospectively. The Company adopted this statement effective June 28, 2009. There was no material financial statement impact as a result of adoption.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. See the Derivative Instruments & Hedging Activity section of Note 2 – Summary of Significant Accounting Policies for more information.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," (SFAS No. 160). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. At this time, the impact of adoption of SFAS No. 160 on our consolidated financial position is being assessed.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008, and will impact the accounting for any business combinations entered into after the effective date.

In March 2007, the Emerging Issues Task Force (EITF) ratified EITF No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements", and EITF No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements". The consensus on both issues requires the Company to recognize a liability for the estimated cost, net of expected recoveries, of maintaining the split-dollar life insurance policy during the postretirement period of the employee. The Company adopted the requirements of EITF No. 06-4 and EITF No. 06-10 during fiscal 2009 and it did not have a material impact on the financial statements.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

(3) Acquisitions:

On June 30, 2008 the Company, through its wholly owned subsidiary Briggs & Stratton Australia, Pty. Limited, acquired Victa Lawncare Pty. Limited (Victa) of Sydney, Australia from GUD Holdings Limited for total consideration of $24.8 million in net cash. Victa is a leading designer, manufacturer and marketer of a broad range of outdoor power equipment used in consumer lawn and garden applications in Australia and New Zealand. Victa's products are sold at large retail stores and independent dealers. The Company financed the transaction from cash on hand and its existing credit facilities. Victa is included in the Power Products segment.

The acquisition has been accounted for using the purchase method of accounting. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values, with the excess purchase price recorded as goodwill, none of which is tax deductible. This goodwill is recorded within the Engines segment. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Assets Acquired:	
Current Assets	$ 14,057
Property, Plant & Equipment	5,357
Goodwill	8,063
Other Intangible Assets	4,068
Total Assets Acquired	31,545
Liabilities Assumed:	
Current Liabilities	6,788
Total Liabilities Assumed	6,788
Net Assets Acquired	$ 24,757

(4) Fair Value Measurements:

Effective June 30, 2008, the Company adopted SFAS 157, Fair Value Measurements, which establishes a new framework for measuring fair value and expands the related disclosures. To increase consistency and comparability in fair value measurements and related disclosures, SFAS 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Significant inputs to the valuation model are unobservable.

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 28, 2009 (in thousands):

	June 28, 2009	Fair Value Measurement Using Level 1	Level 2	Level 3
Assets:				
Derivatives	$ 823	$ 445	$ 378	$ -
Liabilities:				
Derivatives	4,639	2,123	2,516	-

The Company has adopted SFAS No. 159, which provides entities the option to measure many financial instruments and certain other items at fair value. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

(5) Goodwill and Other Intangible Assets:

Goodwill reflects the cost of acquisitions in excess of the fair values assigned to identifiable net assets acquired. Goodwill is assigned to reporting units based upon the expected benefit of the synergies of the acquisition. The reporting units are Engine, Home Power Products and Yard Power Products and have goodwill at June 28, 2009 of $136.3 million, $86.9 million and $30.7 million, respectively.

The changes in the carrying amount of goodwill for the fiscal years ended June 28, 2009 and June 29, 2008 are as follows (in thousands):

	2009	2008
Beginning Goodwill Balance	**$ 248,328**	$ 250,107
Victa Acquisition	**7,305**	-
Tax Benefit on Amortization	**(1,779)**	(1,779)
Ending Goodwill Balance	**$ 253,854**	$ 248,328

The Company's other intangible assets for the years ended June 28, 2009 and June 29, 2008 are as follows (in thousands):

	2009			2008		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Amortized Intangible Assets:						
Patents	**$ 13,601**	**$ (5,843)**	**$ 7,758**	$ 13,281	$ (4,638)	$ 8,643
Customer Relationships	**17,910**	**(3,582)**	**14,328**	17,910	(2,866)	15,044
Miscellaneous	**279**	**(279)**	**-**	279	(279)	-
Total Amortized Intangible Assets	**31,790**	**(9,704)**	**22,086**	31,470	(7,783)	23,687
Unamortized Intangible Assets:						
Trademarks/Brand Names	**70,104**	**-**	**70,104**	67,000	-	67,000
Total Unamortized Intangible Assets	**70,104**	**-**	**70,104**	67,000	-	67,000
Total Intangible Assets	**$ 101,894**	**$ (9,704)**	**$ 92,190**	$ 98,470	$ (7,783)	$ 90,687

Amortization expense of other intangible assets amounts to approximately $1.9 million, $1.9 million and $2.0 million in 2009, 2008, and 2007, respectively.

The estimated amortization expense of other intangible assets for the next five years is (in thousands):

2010	$ 1,905
2011	1,905
2012	1,905
2013	1,905
2014	1,905
	$ 9,525

(6) Income Taxes:

The provision (credit) for income taxes consists of the following (in thousands):

	2009	2008	2007
Current			
Federal	**$ (1,152)**	$ (5,800)	$ 11,861
State	**(336)**	3	961
Foreign	**2,557**	2,300	1,226
	1,069	(3,497)	14,048
Deferred	**7,368**	10,506	(17,447)
	$ 8,437	$ 7,009	$ (3,399)

A reconciliation of the U.S. statutory tax rates to the effective tax rates on income follows:

	2009	2008	2007
U.S. Statutory Rate	**35.0%**	35.0%	35.0%
State Taxes, Net of Federal Tax Benefit	**0.8%**	2.4%	14.4%
Foreign Tax Benefits	**(4.3%)**	3.4%	(6.0%)
Benefit on Dividends Received	**(1.5%)**	(22.3%)	48.7%
Current Year FIN 48 Changes	**(7.5%)**	-	-
Other	**(1.6%)**	5.2%	10.8%
Effective Tax Rate	**20.9%**	23.7%	102.9%

The components of deferred income taxes were as follows (in thousands):

Current Asset (Liability):	**2009**	2008
Difference Between Book and Tax Related to:		
Inventory	**$ 16,624**	$ 16,674
Payroll Related Accruals	**7,768**	3,279
Warranty Reserves	**11,839**	14,010
Workers Compensation Accruals	**2,482**	2,976
Other Accrued Liabilities	**17,469**	22,508
Pension Cost	**1,031**	1,022
Miscellaneous	**(5,555)**	(6,973)
Deferred Income Tax Asset	**$ 51,658**	$ 53,496

Long-Term Asset (Liability):	2009	2008
Difference Between Book and Tax Related to:		
Pension Cost	**$ 43,185**	$ (31,270)
Accumulated Depreciation	**(49,218)**	(50,606)
Intangibles	**(71,686)**	(68,358)
Accrued Employee Benefits	**28,472**	25,836
Postretirement Health Care Obligation	**59,404**	62,736
Warranty	**4,530**	5,707
Valuation Allowance	**(6,712)**	(3,788)
Net Operating Loss Carryforwards	**7,073**	3,788
Miscellaneous	**8,117**	8,689
Deferred Income Tax Asset (Liability)	**$ 23,165**	$ (47,266)

The deferred tax assets that were generated as a result of foreign income tax loss carryforwards and tax incentives in the amount of $7.1 million are potentially not useable by certain foreign subsidiaries. If not utilized against taxable income, $6.9 million will expire from 2010 through 2020. The remaining $0.2 million has no expiration date. In addition, a deferred tax asset of $0.7 million was generated as a result of state income tax carryforwards. If not utilized against future taxable income, this amount will expire from 2010 through 2030. Realization of the deferred tax assets are contingent upon generating sufficient taxable income prior to expiration of these carryforwards. Management believes that realization of certain foreign deferred tax assets is unlikely, therefore valuation allowances were established in the amount of $6.7 million.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $35.5 million at June 28, 2009. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be less than the U.S. statutory income tax because of available foreign tax credits.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), at the beginning of fiscal year 2008. As a result of the implementation, the Company recognized a $4.0 million increase in the net liability for unrecognized tax benefits. This increase was accounted for as a decrease to the July 1, 2007 balance of retained earnings.

The change to the total unrecognized tax benefits of the Company during the fiscal year ended June 28, 2009 is reconciled as follows:

Uncertain Tax Positions:
(in thousands)

Beginning Balance	$ 19,205
Changes based on tax positions related to prior year	(575)
Resolution of prior year tax matters	(2,664)
Additions based on tax positions related to current year	1,306
Settlements with taxing authorities	(827)
Impact of changes in foreign exchange rates and interest accruals	(312)
Balance at June 28, 2009	$ 16,133

As of June 28, 2009, the Company had $24.1 million of gross unrecognized tax benefits. Of this amount, $15.8 million represents the portion that, if recognized, would impact the effective tax rate. As of June 28, 2009, the Company had $6.3 million accrued for the payment of interest and penalties.

The Company is regularly audited by federal, state and foreign tax authorities. The Company's taxable years 2006, 2007 and 2008 are currently under IRS audit.

(7) Segment and Geographic Information and Significant Customers:
The Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands):

	2009	2008	2007
NET SALES:			
Engines	**$ 1,414,113**	$ 1,459,882	$ 1,447,051
Power Products	**892,887**	870,403	889,976
Eliminations	**(214,811)**	(178,892)	(180,194)
	$ 2,092,189	$ 2,151,393	$ 2,156,833
GROSS PROFIT ON SALES:			
Engines	**$ 266,289**	$ 270,961	$ 216,910
Power Products	**67,479**	39,376	80,359
Eliminations	**(89)**	(3,021)	(2,071)
	$ 333,679	$ 307,316	$ 295,198
INCOME (LOSS) FROM OPERATIONS:			
Engines	**$ 83,411**	$ 69,455	$ 26,514
Power Products	**(14,981)**	(40,094)	5,958
Eliminations	**(89)**	(3,021)	(315)
	$ 68,341	$ 26,340	$ 32,157
ASSETS:			
Engines	**$ 1,099,653**	$ 1,302,986	$ 1,310,020
Power Products	**700,651**	1,150,040	1,051,992
Eliminations	**(181,281)**	(619,732)	(477,544)
	$ 1,619,023	$ 1,833,294	$ 1,884,468
CAPITAL EXPENDITURES:			
Engines	**$ 32,032**	$ 36,998	$ 45,848
Power Products	**10,995**	28,515	22,152
	$ 43,027	$ 65,513	$ 68,000
DEPRECIATION & AMORTIZATION:			
Engines	**$ 49,045**	$ 48,922	$ 54,757
Power Products	**18,758**	19,964	19,557
	$ 67,803	$ 68,886	$ 74,314

Information regarding the Company's geographic sales based on product shipment destination (in thousands):

	2009	2008	2007
United States	**$ 1,589,223**	$ 1,584,635	$ 1,685,050
All Other Countries	**502,966**	566,758	471,783
Total	**$ 2,092,189**	$ 2,151,393	$ 2,156,833

Sales to the following customers in the Company's Engines segment amount to greater than or equal to 10% of consolidated net sales, respectively:

	2009		2008		2007	
Customer:	**Net Sales**	**%**	Net Sales	%	Net Sales	%
HOP	**$ 316,021**	**15%**	$ 336,271	16%	$ 443,393	21%
MTD	**203,254**	**10%**	183,554	9%	206,291	10%
	$ 519,275	**25%**	$ 519,825	25%	$ 649,684	31%

(8) Leases:

The Company leases certain facilities, vehicles, and equipment under both capital and operating leases. Assets held under capital leases are included in Plant and Equipment and are charged to depreciation and interest over the life of the lease. Related liabilities are included in Other Accrued Liabilities and Other Long-Term Liabilities. Operating leases are not capitalized and lease payments are expensed over the life of the lease. Terms of the leases, including purchase options, renewals, and maintenance costs, vary by lease. Rental expense for fiscal 2009, 2008 and 2007 was $24.7 million, $25.0 million and $22.5 million, respectively.

Future minimum lease commitments for all non-cancelable leases as of June 28, 2009 are as follows (in thousands):

Fiscal Year	Operating	Capital
2010	$ 22,752	$ 983
2011	13,298	551
2012	8,319	403
2013	5,534	133
2014	3,910	-
Thereafter	4,500	-
Total future minimum lease commitments	$ 58,313	2,070
Less: Interest		263
Present value of minimum capital lease payments		$ 1,807

(9) Indebtedness:

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement (Credit Agreement). See further discussion in Note 17 of the Notes to the Consolidated Financial Statements. As of June 28, 2009 and June 29, 2008, borrowings under the credit facility totaled $34.0 million and $99.1 million, respectively.

Borrowings under the credit facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 1.00%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's), or the Company's average leverage ratio; or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In addition, the Company is subject to a 0.10% to 0.20% commitment fee and a 0.50% to 1.00% letter of credit fee, depending on the Company's long-term credit ratings or the Company's average leverage ratio.

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $15.6 million, expire at various times throughout fiscal 2010 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements. Borrowings using these lines of credit are included in short-term debt. Outstanding balances are as follows (in thousands):

	2009	2008
Balance at Fiscal Year-End	**$ 3,000**	$ 3,000
Weighted Average Interest Rate at Fiscal Year-End	**4.26%**	5.11%

The Long-Term Debt caption consists of the following (in thousands):

	2009	2008
8.875% Senior Notes Due March 2011, Net of Unamortized Discount of $896 in 2009 and $1,522 in 2008	$ 247,104	$ 266,478
Borrowings on Revolving Credit Facility Due July 2012	34,000	99,077
Total Long-Term Debt	$ 281,104	$ 365,555

In May 2001, the Company issued $275 million of 8.875% Senior Notes due March 15, 2011. No principal payments are due before the maturity date; however, the Company repurchased $5.0 million of the bonds in the second quarter of fiscal 2006, $2.0 million in the second quarter of fiscal 2008 and $20.0 million in the second quarter of fiscal 2009, after receiving unsolicited offers from bondholders.

The indenture for the 8.875% Senior Notes and the Credit Agreement for the credit facility (collectively, the "Domestic Indebtedness") each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; repurchase shares; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate or merge with other entities, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and impose a maximum leverage ratio. As of June 28, 2009, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures and Credit Agreements governing the Domestic Indebtedness, Briggs & Stratton Power Products Group, LLC became a joint and several guarantor of amounts outstanding under the Domestic Indebtedness. Refer to Note 17 of the Notes to Consolidated Financial Statements for subsidiary guarantor financial information.

(10) Other Income:

The components of other income (expense) are as follows (in thousands):

	2009	2008	2007
Interest Income	$ 1,081	$ 1,506	$ 1,916
Income on Preferred Stock	-	28,346	10,000
Equity in Earnings from Unconsolidated Affiliates	1,526	3,588	3,303
Gain on Share Redemption	-	8,622	-
Other Items	608	(670)	(383)
Total	$ 3,215	$ 41,392	$ 14,836

(11) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $2.0 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On June 28, 2009 and June 29, 2008, the reserve for product and general liability claims (which includes asbestos-related liabilities) was $7.1 million and $6.3 million, respectively. Because there is inherent uncertainty as to the eventual resolution of unsettled claims, no reasonable range of possible losses can be determined. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

In October 1998, the Company joined seventeen other companies in guaranteeing a $17.9 million letter of credit issued as a guarantee of certain City of Milwaukee Revenue Bonds used to develop a residential rental property. The Revenue Bonds were issued on behalf of a not-for-profit organization established to manage the project and rental property post construction. The revenues from the rental property are used to fund operating expenses and all debt service requirements. The Company's share of the guarantee and the maximum exposure to the Company under the agreement was $1.8 million. In January 2009, a substitute letter of credit was issued that did not require a guarantee; however, it did require that the back-up reserve remains in place. The Company's share of the back-up reserve is $50,000. The letter of credit will expire in January 2014.

Certain independent dealers and distributors finance inventory purchases through a third party financing company. Briggs & Stratton has indemnified the third party finance company against credit default. The Company's maximum exposure under this agreement due to customer credit default in a fiscal year is $1.7 million. In fiscal 2009 and fiscal 2008, the third party financing company provided financing for $194.2 million and $232.3 million of Briggs & Stratton product, respectively. As of June 28, 2009 and June 29, 2008, there were $166.4 million and $179.3 million, respectively, in receivables outstanding under this arrangement. Briggs & Stratton made no payments for customer credit defaults under this indemnity agreement in fiscal 2009 or fiscal 2008.

Certain of the Company's vendors in Asia require their customers to obtain letters of credit, payable upon shipment of the product. At the end of fiscal 2009, the Company had two letters of credit issued by Comerica Bank, totaling $7.3 million. At the end of fiscal 2008, the Company had four letters of credit issued by Comerica Bank, totaling $4.7 million. The products ordered typically arrive in partial shipments spanning several months, with payment initiated at the time the vendor provides documentation to the bank of the quantity and occurrence of shipment.

Starting with the first complaint in June 2004, various plaintiff groups have filed complaints in state and federal courts across the country against the Company and other engine and lawnmower manufacturers alleging, among other things, that the horsepower labels on the products they purchased were inaccurate and that the Company conspired with other engine and lawnmower manufacturers to conceal the true horsepower of these engines. In May 2008, a putative nationwide class of plaintiffs pursuing these claims was dismissed by Judge Murphy of the United States District Court for the Southern District of Illinois. Since that time, plaintiffs have filed 66 separate actions in 49 states across the country seeking to certify 52 separate classes of all persons in each of the 50 states, Puerto Rico and the District of Columbia who purchased a lawnmower containing a gasoline combustion engine up to 30 horsepower from 1994 to the present. In these various actions, plaintiffs seek injunctive relief, compensatory and punitive damages, and attorneys' fees. Plaintiffs have also filed state and federal antitrust and RICO claims and seek a nationwide class based on these claims. However, in May 2008 Judge Murphy dismissed similar RICO claims with prejudice.

On September 25, 2008, the Company, along with several other defendants, filed a motion with the Judicial Panel on Multidistrict Litigation seeking to transfer all pending actions, and any subsequently filed similar actions, to a single federal court for coordinated pretrial proceedings. On December 5, 2008, the Multidistrict Litigation Panel granted the motion and transferred the cases to Judge Adelman of the United States District Court for the Eastern District of Wisconsin (In Re: Lawnmower Engine Horsepower Marketing and Sales Practices Litigation, Case No. 2:08-md-01999). On January 27, 2009, Judge Adelman held an initial hearing in the action. At that hearing, the court appointed lead plaintiffs' class counsel, liaison counsel for defendants, and entered a stay of all litigation in all cases for 120 days so that the parties may conduct mediation in an effort to resolve all outstanding litigation. Since that order, on May 28, 2009 the Court entered an additional stay until August 28, 2009 to allow those mediation efforts to continue. The Company has yet to answer or otherwise plead in response to any of the complaints filed to date.

(12) Stock Incentives:

Effective July 2, 2007, the Company adopted the Powerful Solution Incentive Compensation Program. The Company previously adopted an Incentive Compensation Plan, effective October 20, 2004, under which 4,000,000 shares of common stock (8,000,000 shares as a result of the 2-for-1 stock split) were reserved for future issuance. Prior to October 20, 2004, the Company had a Stock Incentive Plan under which 5,361,935 shares of common stock were reserved for issuance. The adoption of the Incentive Compensation Plan reduced the number of shares available for future issuance under the Stock Incentive Plan to zero. However, as of June 28, 2009, there were 2,110,383 outstanding option and restricted stock awards granted under the Stock Incentive Plan that are or may become exercisable in the future. No additional shares of common stock were reserved for future issuance under the Powerful Solution Incentive Compensation Program. In accordance with the three plans, the Company can issue eligible employees stock options, stock appreciation rights, restricted stock, deferred stock and cash bonus awards subject to certain annual limitations. The plans also allow the Company to issue directors non-qualified stock options and directors' fees in stock.

During fiscal 2009, 2008 and 2007, the Company recognized stock based compensation expense of approximately $4.0 million, $4.6 million and $8.5 million, respectively.

On the grant date, the exercise price of each stock option issued exceeds the market value of the stock. The fair value of each option is estimated using the Black-Scholes option pricing model, and the assumptions are based on historical data and standard industry valuation practices and methodology. The assumptions used to determine fair value are as follows:

Options Granted During	**2009**	2008	2007
Grant Date Fair Value	**$1.93**	$5.31	$5.46
(Since options are only granted once per year, the grant date fair value equals the weighted average grant date fair value.)			
Assumptions:			
Risk-free Interest Rate	**3.1%**	4.5%	5.0%
Expected Volatility	**32.7%**	26.4%	27.4%
Expected Dividend Yield	**6.5%**	3.1%	3.2%
Expected Term (In Years)	**5.0**	5.1	5.0

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, July 2, 2006	2,943,433	$ 32.05		
Granted During the Year	554,020	29.87		
Exercised During the Year	(143,332)	23.36		
Expired During the Year	(24,442)	33.26		
Balance, July 1, 2007	3,329,679	$ 32.05		
Granted During the Year	596,590	30.81		
Exercised During the Year	(40,948)	23.11		
Expired During the Year	-	-		
Balance, June 29, 2008	**3,885,321**	**$ 31.96**		
Granted During the Year	**729,990**	**14.83**		
Exercised During the Year	**-**	**-**		
Expired During the Year	**(309,630)**	**25.35**		
Balance, June 28, 2009	**4,305,681**	**$ 29.53**	**3.50**	**$ -**
Exercisable, June 28, 2009	**2,448,281**	**$ 33.52**	**3.68**	**$ -**

No options were exercised in fiscal 2009. The total intrinsic value of options exercised during the fiscal years ended 2008 and 2007 was $0.3 million and $0.8 million, respectively. The exercise of options resulted in cash receipts of $0.9 million and $3.3 million in fiscal 2008 and 2007, respectively.

Grant Summary

Fiscal Year	Grant Date	Date Exercisable	Expiration Date	Exercise Price	Options Outstanding
2003	8-13-02	8-13-05	8-13-09	$ 23.35	280,460
2004	8-15-03	8-15-06	8-15-13	30.44	758,320
2005	8-13-04	8-13-07	8-13-14	36.68	1,063,620
2006	8-16-05	8-16-08	8-16-10	38.83	345,881
2007	8-15-06	8-15-09	8-15-11	29.87	534,820
2008	8-14-07	8-14-10	8-31-12	30.81	592,590
2009	**8-19-08**	**8-19-11**	**8-31-13**	**14.83**	**729,990**

Below is a summary of the status of the Company's nonvested shares as of June 28, 2009, and changes during the year then ended:

	Deferred Stock		Restricted Stock		Stock Options	
	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value	Shares	Wtd. Avg. Grant Date Fair Value
Nonvested shares, June 29, 2008	**31,597**	**$ 34.80**	**143,977**	**$ 32.11**	**1,481,291**	**$ 5.85**
Granted	**124,879**	**13.51**	**118,975**	**13.51**	**729,990**	**1.93**
Cancelled	**(500)**	**13.51**	**(1,750)**	**21.75**	**(8,000)**	**5.39**
Vested	**(5,922)**	**13.51**	**(37,217)**	**31.17**	**(345,881)**	**7.37**
Nonvested shares, June 28, 2009	**150,054**	**$ 17.99**	**223,985**	**$ 22.47**	**1,857,400**	**$ 4.02**

As of June 28, 2009, there was $3.1 million of total unrecognized compensation cost related to nonvested share-based compensation. That cost is expected to be recognized over a weighted average period of 1.9 years. The total fair value of shares vested during fiscal 2009 and 2008 was $3.1 million and $13.4 million, respectively.

Under the plans, the Company has issued restricted stock to certain employees. During fiscal years 2009, 2008 and 2007, the Company has issued 118,975, 32,550 and 21,425 shares, respectively. The restricted stock vests on the fifth anniversary date of the issue provided the recipient is still employed by the Company. The aggregate market value on the date of issue is approximately $1.6 million, $0.9 million and $0.6 million in fiscal 2009, 2008 and 2007, respectively, and has been recorded within the Shareholders' Investment section of the Consolidated Balance Sheets, and is being amortized over the five-year vesting period.

Under the plans, the Company may also issue deferred stock to its directors in lieu of directors fees. The Company has issued 47,744, 3,521 and 3,497 shares in fiscal 2009, 2008 and 2007, respectively, under this provision of the plans.

Under the Incentive Compensation Plan, the Company may also issue deferred stock to its officers and key employees. The Company has issued 77,135 and 2,207 shares in fiscal 2009 and 2008, respectively, under this provision. The aggregate market value on the date of issue was approximately $1.0 million and $0.1 million, respectively. Expense is recognized ratably over the five-year vesting period.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

	2009	2008	2007
Stock Options:			
Pretax compensation expense	$ 1,760	$ 3,304	$ 7,258
Tax benefit	(686)	(1,289)	(2,831)
Stock option expense, net of tax	$ 1,074	$ 2,015	$ 4,427
Restricted Stock:			
Pretax compensation expense	$ 1,097	$ 1,117	$ 900
Tax benefit	(428)	(436)	(351)
Restricted stock expense, net of tax	$ 669	$ 681	$ 549
Deferred Stock:			
Pretax compensation expense	$ 1,142	$ 142	$ 326
Tax benefit	(445)	(55)	(127)
Deferred stock expense, net of tax	$ 697	$ 87	$ 199
Total Stock-Based Compensation:			
Pretax compensation expense	$ 3,999	$ 4,563	$ 8,484
Tax benefit	(1,559)	(1,780)	(3,309)
Total stock-based compensation, net of tax	$ 2,440	$ 2,783	$ 5,175

(13) Shareholder Rights Agreement:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share ($80.00 per full common share after taking into consideration the effect of a 2-for-1 stock split effective October 29, 2004), subject to adjustment. The agreement relating to the rights was amended by the Board of Directors on August 9, 2006 to extend the term of the rights by three years to October 18, 2009, to increase from 15 percent to 20 percent or more the percentage of outstanding shares that a person or group must acquire or attempt to acquire in order for the rights to become exercisable, and to add a qualifying offer clause that permits shareholders to vote to redeem the rights in certain circumstances. Shareholders ratified the amended rights agreement at their annual meeting on October 18, 2006. On August 12, 2009, the Board of Directors amended the rights agreement to: (i) modify the definition of "Beneficial Owner" and "beneficial ownership" of common shares of the Company to include, among other things, certain derivative security interests in common shares of the Company; (ii) reduce the redemption price for the rights to $.001 per right; and (iii) extend the term of the rights agreement by changing the scheduled expiration date from October 18, 2009 to October 17, 2012. Shareholders have the opportunity to ratify the rights agreement in an effort to determine the viewpoint of shareholders on the advisability of the rights agreement at the annual meeting scheduled for October 21, 2009. If the rights agreement is not ratified by shareholders as proposed, the Board of Directors intends to reevaluate the rights agreement and determine whether it believes the rights agreement in its current form continues to be in the shareholders' best interests. The Board may, as a result of such reevaluation and determination, terminate the rights agreement, modify the terms of the rights agreement or allow the rights agreement to remain in place without change, among other actions.

(14) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives do not exceed twelve months, and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase foreign currencies, with the Japanese Yen as the most significant. The Japanese Yen contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company also has forward contracts to sell foreign currency, with the Euro as the most significant. These contracts are used to hedge foreign currency collections on sales of inventory. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2009:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain) Loss at Fair Value	Conversion Currency	Latest Expiration Date
Australian Dollar	**Sell**	**12.9**	**9.1**	**9.3**	**.2**	**U.S.**	**April 2010**
Canadian Dollar	**Sell**	**2.5**	**2.2**	**2.2**	**-**	**U.S.**	**November 2009**
Euro	**Sell**	**58.5**	**80.3**	**82.2**	**1.9**	**U.S.**	**May 2010**
Great British Pound	**Buy**	**.8**	**1.2**	**1.2**	**-**	**U.S.**	**July 2009**
Japanese Yen	**Buy**	**562.8**	**5.6**	**5.9**	**(.3)**	**U.S.**	**December 2009**
Swedish Krona	**Buy**	**2.5**	**.3**	**.3**	**-**	**U.S.**	**July 2009**

The Company had the following forward currency contracts outstanding at the end of fiscal 2008:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain) Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	1,200.0	11.3	11.4	(.1)	U.S.	December 2008
Australian Dollar	Sell	5.5	4.9	5.2	.3	U.S.	September 2008

The Company continuously evaluates the effectiveness of its hedging program by evaluating its foreign exchange contracts compared to the anticipated underlying transactions. The Company did not have any ineffective hedges in fiscal 2009 or 2008.

(15) Employee Benefit Costs:

Retirement Plan and Other Postretirement Benefits

The Company has noncontributory, defined benefit retirement plans and other postretirement benefit plans covering certain employees. The Company uses a June 30 measurement date for all of its plans. The following provides a reconciliation of obligations, plan assets and funded status of the plans for the two years indicated (in thousands):

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	**2009**	2008
Actuarial Assumptions:				
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	**6.75%**	7.0%	**6.40%**	6.40%
Expected Rate of Future Compensation Level Increases	**3.0-4.0%**	3.0-5.0%	**n/a**	n/a
Expected Long-Term Rate of Return on Plan Assets	**8.75%**	8.75%	**n/a**	n/a
Change in Benefit Obligations:				
Projected Benefit Obligation at Beginning of Year	**$ 911,993**	$ 986,472	**$ 209,914**	$ 243,545
Service Cost	**11,507**	12,037	**721**	1,486
Interest Cost	**61,210**	60,326	**12,487**	13,760
Curtailment	**(1,723)**	-	**-**	(16,417)
Plan Participant Contributions	**-**	-	**869**	629
Actuarial (Gain) Loss	**28,477**	(74,125)	**2,992**	(2,597)
Benefits Paid	**(73,195)**	(72,717)	**(26,869)**	(30,492)
Projected Benefit Obligation at End of Year	**$ 938,269**	$ 911,993	**$ 200,114**	$ 209,914
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	**$ 964,140**	$1,048,881	**$ -**	$ -
Actual Return on Plan Assets	**(95,538)**	(13,677)	**-**	-
Plan Participant Contributions	**-**	-	**869**	629
Employer Contributions	**1,851**	1,653	**26,000**	29,863
Benefits Paid	**(73,195)**	(72,717)	**(26,869)**	(30,492)
Fair Value of Plan Assets at End of Year	**$ 797,258**	$ 964,140	**$ -**	$ -
Funded Status:				
Plan Assets (Less Than) in Excess of Projected Benefit Obligation	**$ (141,011)**	$ 52,147	**$ (200,114)**	$ (209,914)
Amounts Recognized on the Balance Sheets:				
Prepaid Pension	**$ -**	$ 90,020	**$ -**	$ -
Accrued Pension Cost	**(138,811)**	(36,173)	**-**	-
Accrued Wages and Salaries	**(2,200)**	(1,700)	**-**	-
Accrued Postretirement Health Care Obligation	**-**	-	**(155,443)**	(161,684)
Accrued Liabilities	**-**	-	**(26,343)**	(30,621)
Accrued Employee Benefits	**-**	-	**(18,328)**	(17,609)
Net Amount Recognized at End of Year	**$ (141,011)**	$ 52,147	**$ (200,114)**	$ (209,914)
Amounts Recognized in Accumulated Other Comprehensive Income (Loss):				
Transition Assets (Obligation)	**$ (20)**	$ (24)	**$ -**	$ -
Net Actuarial Loss	**(187,680)**	(62,611)	**(63,088)**	(67,139)
Prior Service Credit (Cost)	**(7,629)**	(10,398)	**2,310**	2,844
Net Amount Recognized at End of Year	**$ (195,329)**	$ (73,033)	**$ (60,778)**	$ (64,295)

The accumulated benefit obligation for all defined benefit pension plans was $907 million and $872 million at June 28, 2009 and June 29, 2008, respectively.

The following table summarizes the plans' income and expense for the three years indicated (in thousands):

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Components of Net Periodic (Income) Expense:						
Service Cost-Benefits Earned During the Year	**$ 11,507**	$ 12,037	$ 13,290	**$ 721**	$ 1,486	$ 1,777
Interest Cost on Projected Benefit Obligation	**61,210**	60,326	57,940	**12,487**	13,760	16,007
Expected Return on Plan Assets	**(83,331)**	(81,344)	(78,250)	**-**	-	-
Amortization of:						
Transition Obligation	**8**	8	8	**-**	42	46
Prior Service Cost (Credit)	**3,348**	3,290	3,290	**(876)**	(849)	(849)
Actuarial Loss	**558**	5,368	5,032	**9,840**	10,861	13,337
Net Periodic (Income) Expense	**$ (6,700)**	$ (315)	$ 1,310	**$ 22,172**	$ 25,300	$ 30,318

Significant assumptions used in determining net periodic benefit cost for the fiscal years indicated are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Discount Rate	**6.75%**	7.0%	6.35%	**6.40%**	6.40%	6.09%
Expected Return on Plan Assets	**8.75%**	8.75%	8.75%	**n/a**	n/a	n/a
Compensation Increase Rate	**3.0-4.0%**	3.0-5.0%	3.0-5.0%	**n/a**	n/a	n/a

The amounts in Accumulated Other Comprehensive Income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	Pension Plans	Other Postretirement Plans
Transition Obligation	$ 8	$ -
Prior Service Cost (Credit)	3,112	(921)
Net Actuarial Loss	3,365	10,592

The "Other Postretirement Benefit" plans are unfunded.

For measurement purposes an 8.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the Company for the fiscal year 2009 decreasing gradually to 4.5% for the fiscal year 2017. The health care cost trend rate assumptions have a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $8.7 million and would increase the service and interest cost by $0.7 million for fiscal 2009. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $8.1 million and decrease the service and interest cost by $0.7 million for the fiscal year 2009.

As discussed in Note 18 in the Notes to the Consolidated Financial Statements, the Company plans to close its Jefferson and Watertown, WI production facilities by the end of the second quarter of fiscal 2010. The closure of these facilities will result in the termination of certain employees, and the related impact on unrecognized prior service costs, unrecognized losses and the projected benefit obligation resulted in a net curtailment loss of $1.2 million in fiscal 2009.

Plan Assets

A Board of Directors appointed Investment Committee ("Committee") manages the investment of the pension plan assets. The Committee has established and operates under an Investment Policy. It determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets. The Investment Policy prohibits certain investment transactions, such as lettered stock, commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. The Company's pension plans weighted-average asset allocations and target allocations at June 28, 2009, and June 29, 2008, by asset category are as follows:

		Plan Assets at Year-end	
Asset Category	Target %	**2009**	2008
Cash	0%-2%	**8%**	1%
Domestic Bonds	10%-30%	**27%**	29%
Non-Investment Grade Bonds	0%-15%	**0%**	0%
Non-US Bonds	0%-10%	**0%**	0%
Domestic Equities	20%-40%	**18%**	20%
Global & International Equities	10%-25%	**9%**	16%
Alternative & Absolute Return	20%-30%	**34%**	30%
Real Estate	4%-10%	**4%**	4%
		100%	100%

The plan's investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plan primarily minimizes the risk of large losses through diversification of investments by asset class, by investing in different types of styles within the classes and by using a number of different managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its consultant.

The plan's expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plan's investments. These expectations are based on the plan's historical returns and expected returns for the asset classes in which the plan is invested.

Contributions

The Company is not required to make any contributions to the pension plans in fiscal 2010.

Estimated Future Benefit Payments

Projected benefit payments from the plans as of June 28, 2009 are estimated as follows (in thousands):

	Pension Benefits		Other Postretirement Benefits		
Year Ending	Qualified	Non-Qualified	Retiree Medical	Retiree Life	LTD
2010	$ 68,966	$ 2,244	$ 26,232	$ 1,133	$ 195
2011	69,049	2,221	27,379	1,165	199
2012	69,199	2,200	26,400	1,195	179
2013	69,231	2,174	24,239	1,223	171
2014	69,193	2,150	20,753	1,250	160
2015-2019	346,644	16,003	62,602	6,581	1,443

Defined Contribution Plans

Employees of the Company may participate in a defined contribution savings plan that allows participants to contribute a portion of their earnings in accordance with plan specifications. A maximum of 1-1/2% to 3-1/2% of each participant's salary, depending upon the participant's group, is matched by the Company. Some of these Company match contributions ceased July 1, 2009. Additionally, certain employees may receive Company nonelective contributions equal to 2% of the employee's salary. The Company contributions totaled $8.1 million in 2009, $6.6 million in 2008 and $6.1 million in 2007.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits apply only to employees who become disabled while actively employed, or who terminate with at least thirty years of service and retire prior to age sixty-five. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using a 6.40% interest rate for both fiscal years 2009 and 2008. Amounts are included in Accrued Employee Benefits in the Consolidated Balance Sheets.

(16) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Foreign Loans, Accrued Liabilities and Income Taxes Payable: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year-end.

The estimated fair market values of the Company's Long-Term Debt is (in thousands):

	2009		2008	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term Debt -				
8.875% Notes Due 2011	**$ 247,104**	**$ 259,537**	$ 266,478	$ 280,364
Borrowings on Revolving Credit Facility	**$ 34,000**	**$ 34,000**	$ 99,077	$ 99,077

(17) Separate Financial Information of Subsidiary Guarantors of Indebtedness:

In May 2001, the Company issued $275 million of 8.875% senior notes.

On July 12, 2007, the Company entered into a $500 million amended and restated multicurrency credit agreement. The Amended Credit Agreement ("Revolver") provides a revolving credit facility for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Revolver has a term of five years and all outstanding borrowings on the Revolver are due and payable on July 12, 2012. The Revolver contains covenants that the Company considers usual and customary for an agreement of this type, including a Maximum Total Leverage Ratio and Minimum Interest Coverage Ratio. Certain of the Company's subsidiaries are required to be guarantors of the Company's obligations under the Revolver.

Under the terms of the Company's 8.875% senior notes and the Revolver (collectively, the "Domestic Indebtedness"), Briggs & Stratton Power Products Group, LLC is the joint and several guarantor of the Domestic Indebtedness (the "Guarantor"). The guarantees are full and unconditional guarantees. Additionally, if at any time a domestic subsidiary of the Company constitutes a significant domestic subsidiary, then such domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Currently, all of the Domestic Indebtedness is unsecured. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding Domestic Indebtedness. The Company had the following outstanding amounts related to the guaranteed debt (in thousands):

	June 28, 2009	
	Carrying Amount	Maximum Guarantee
8.875% Senior Notes, due March 15, 2011	$ 247,104	$ 248,000
Revolving Credit Facility, expiring July 2012	$ 34,000	$ 500,000

Notes . . .

The following condensed supplemental consolidating financial information reflects the summarized financial information of Briggs & Stratton, its Guarantors and Non-Guarantor Subsidiaries (in thousands):

BALANCE SHEET: As of June 28, 2009	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current Assets	$ 447,878	$ 378,806	$ 243,983	$ (214,147)	$ 856,520
Investment in Subsidiary	693,119	-	-	(693,119)	-
Noncurrent Assets	454,694	301,229	50,964	(44,384)	762,503
	$ 1,595,691	$ 680,035	$ 294,947	$ (951,650)	$ 1,619,023
Current Liabilities	$ 348,483	$ 47,020	$ 117,733	$ (214,147)	$ 299,089
Long-Term Debt	281,104	-	-	-	281,104
Other Long-Term Obligations	271,421	72,198	44,912	(44,384)	344,147
Shareholders' Equity	694,683	560,817	132,302	(693,119)	694,683
	$ 1,595,691	$ 680,035	$ 294,947	$ (951,650)	$ 1,619,023
As of June 29, 2008					
Current Assets	$ 543,349	$1,071,298	$ 234,889	$ (870,999)	$ 978,537
Investment in Subsidiary	1,065,613	-	-	(1,065,613)	-
Noncurrent Assets	371,781	445,777	37,199	-	854,757
	$ 1,980,743	$1,517,075	$ 272,088	$(1,936,612)	$ 1,833,294
Current Liabilities	$ 574,795	$ 462,968	$ 166,838	$ (870,999)	$ 333,602
Long-Term Debt	365,555	-	-	-	365,555
Other Long-Term Obligations	202,870	93,218	526	-	296,614
Shareholders' Equity	837,523	960,889	104,724	(1,065,613)	837,523
	$ 1,980,743	$1,517,075	$ 272,088	$(1,936,612)	$ 1,833,294

STATEMENT OF EARNINGS: For the Fiscal Year Ended June 28, 2009	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,316,402	$ 819,826	$ 299,200	$ (343,239)	$ 2,092,189
Cost of Goods Sold	1,090,223	767,615	246,494	(350,397)	1,753,935
Impairment Charge	-	4,575	-	-	4,575
Gross Profit	226,179	47,636	52,706	7,158	333,679
Engineering, Selling, General and Administrative Expenses	148,811	75,801	40,726	-	265,338
Equity in Loss from Subsidiaries	8,644	-	-	(8,644)	-
Income (Loss) from Operations	68,724	(28,165)	11,980	15,802	68,341
Interest Expense	(30,657)	(166)	(324)	-	(31,147)
Other Income (Expense), Net	8,552	286	(18)	(5,605)	3,215
Income (Loss) Before Provision for Income Taxes	46,619	(28,045)	11,638	10,197	40,409
Provision (Credit) for Income Taxes	16,200	(9,939)	2,176	-	8,437
Net Income (Loss)	$ 30,419	$ (18,106)	$ 9,462	$ 10,197	$ 31,972

For the Fiscal Year Ended June 29, 2008	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,372,382	$ 831,024	$ 250,046	$ (302,059)	$ 2,151,393
Cost of Goods Sold	1,133,200	802,254	209,022	(300,399)	1,844,077
Gross Profit	239,182	28,770	41,024	(1,660)	307,316
Engineering, Selling, General and Administrative Expenses	165,625	79,946	35,405	-	280,976
Equity in Loss from Subsidiaries	25,265	-	-	(25,265)	-
Income (Loss) from Operations	48,292	(51,176)	5,619	23,605	26,340
Interest Expense	(37,615)	(219)	(289)	-	(38,123)
Other Income, Net	42,146	1,628	913	(3,295)	41,392
Income (Loss) Before Provision for Income Taxes	52,823	(49,767)	6,243	20,310	29,609
Provision (Credit) for Income Taxes	25,269	(20,561)	2,301	-	7,009
Net Income (Loss)	$ 27,554	$ (29,206)	$ 3,942	$ 20,310	$ 22,600

For the Fiscal Year Ended July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,397,336	$ 861,435	$ 196,762	$ (298,700)	$ 2,156,833
Cost of Goods Sold	1,166,971	782,465	163,635	(294,524)	1,818,547
Impairment Charge	33,900	7,907	1,281	-	43,088
Gross Profit	196,465	71,063	31,846	(4,176)	295,198
Engineering, Selling, General and Administrative Expenses	163,553	74,676	26,742	(1,930)	263,041
Equity in Earnings from Subsidiaries	(2,531)	-	-	2,531	-
Income (Loss) from Operations	35,443	(3,613)	5,104	(4,777)	32,157
Interest Expense	(43,285)	(122)	(284)	-	(43,691)
Other Income (Expense), Net	10,440	3,143	(948)	2,201	14,836
Income (Loss) Before Provision for Income Taxes	2,598	(592)	3,872	(2,576)	3,302
Provision (Credit) for Income Taxes	(4,147)	(478)	1,226	-	(3,399)
Net Income (Loss)	$ 6,745	$ (114)	$ 2,646	$ (2,576)	$ 6,701

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 28, 2009	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 39,054	$ (18,106)	$ 9,462	$ 1,562	$ 31,972
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	44,476	18,758	4,569	-	67,803
Stock Compensation Expense	3,999	-	-	-	3,999
Earnings of Unconsolidated Affiliates, Net of Dividends	3,559	-	126	-	3,685
Impairment Charge	-	4,575	-	-	4,575
Equity in Loss from Subsidiaries	9	-	-	(9)	-
Loss on Disposition of Plant and Equipment	1,959	516	39	-	2,514
Long-Term Intercompany Notes	(44,384)	-	44,384	-	-
Loss on Curtailment of Employee Benefits	1,190	-	-	-	1,190
(Provision) Credit for Deferred Income Taxes	27,624	(20,354)	98	-	7,368
Change in Operating Assets and Liabilities:					
Decrease in Receivables	75,859	413,751	1,860	(431,661)	59,809
Decrease in Inventories	29,966	35,295	3,339	(6,790)	61,810
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(15,647)	1,687	808	-	(13,152)
Decrease in Accounts Payable, Accrued Liabilities and Income Taxes	(54,470)	(377,898)	(24,771)	411,821	(45,318)
Change in Accrued/Prepaid Pension	(8,465)	-	24	-	(8,441)
Other, Net	566	(10,530)	4,570	-	(5,394)
Net Cash Provided by Operating Activities	105,295	47,694	44,508	(25,077)	172,420
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(27,166)	(10,994)	(4,867)	-	(43,027)
Proceeds Received on Disposition of Plant and Equipment	1,325	2,316	18	-	3,659
Cash Paid for Acquisition, Net of Cash Received	-	-	(24,757)	-	(24,757)
Cash Investment in Subsidiary	(11,504)	-	(200)	11,704	-
Other, Net	(348)	-	-	-	(348)
Net Cash Used by Investing Activities	(37,693)	(8,678)	(29,806)	11,704	(64,473)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Repayments on Loans, Notes Payable and Long-Term Debt	(30,447)	(38,804)	(35,665)	19,839	(85,077)
Cash Dividends Paid	(38,171)	-	(5,238)	5,238	(38,171)
Capital Contributions Received	-	-	11,704	(11,704)	-
Net Cash Used by Financing Activities	(68,618)	(38,804)	(29,199)	13,373	(123,248)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	(1,175)	-	(1,175)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,016)	212	(15,672)	-	(16,476)
Cash and Cash Equivalents, Beginning of Year	2,557	1,089	28,822	-	32,468
Cash and Cash Equivalents, End of Year	$ 1,541	$ 1,301	$ 13,150	$ -	$ 15,992

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 29, 2008	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 27,554	$ (29,206)	$ 3,942	$ 20,310	$ 22,600
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:					
Depreciation and Amortization	45,308	19,809	3,769	-	68,886
Stock Compensation Expense	4,563	-	-	-	4,563
Earnings of Unconsolidated Affiliates, Net of Dividends	(758)	-	(30)	-	(788)
Equity in Loss from Subsidiaries	25,265	-	-	(25,265)	-
(Gain) Loss on Disposition of Plant and Equipment	1,010	1,728	(30)	-	2,708
Gain on Sale of Investment	(36,960)	-	-	-	(36,960)
Gain on Curtailment of Employee Benefits	-	(13,288)	-	-	(13,288)
(Provision) Credit for Deferred Income Taxes	25,628	(14,921)	(201)	-	10,506
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	5,221	(113,597)	(26,155)	141,437	6,906
(Increase) Decrease in Inventories	1,466	19,745	(3,572)	751	18,390
Decrease in Prepaid Expenses and Other Current Assets	6,809	2,802	343	-	9,954
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	6,985	86,679	16,813	(132,634)	(22,157)
Change in Accrued/Prepaid Pension	(2,325)	38	29	-	(2,258)
Other, Net	(4,571)	(3,346)	(4,035)	4,179	(7,773)
Net Cash Provided (Used) by Operating Activities	105,195	(43,557)	(9,127)	8,778	61,289
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(34,805)	(28,575)	(2,133)	-	(65,513)
Proceeds Received on Disposition of Plant and Equipment	434	120	126	-	680
Proceeds Received on Sale of Investment	66,011	-	-	-	66,011
Cash Investment in Subsidiary	(5,819)	-	(202)	6,021	-
Other, Net	(503)	-	-	-	(503)
Net Cash Provided (Used) by Investing Activities	25,318	(28,455)	(2,209)	6,021	675
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans, Notes Payable and Long-Term Debt	(92,883)	74,118	8,481	(8,778)	(19,062)
Issuance Cost of Amended Revolver	(1,286)	-	-	-	(1,286)
Cash Dividends Paid	(43,560)	-	-	-	(43,560)
Capital Contributions Received	-	383	5,638	(6,021)	-
Stock Option Exercise Proceeds and Tax Benefits	991	-	-	-	991
Net Cash Provided (Used) by Financing Activities	(136,738)	74,501	14,119	(14,799)	(62,917)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	-	3,952	-	3,952
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,225)	2,489	6,735	-	2,999
Cash and Cash Equivalents, Beginning of Year	8,785	(1,402)	22,086	-	29,469
Cash and Cash Equivalents, End of Year	$ 2,560	$ 1,087	$ 28,821	$ -	$ 32,468

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended July 1, 2007	Briggs & Stratton Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income (Loss)	$ 6,745	$ (114)	$ 2,646	$ (2,576)	$ 6,701
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:					
Depreciation and Amortization	52,681	19,347	2,286	-	74,314
Stock Compensation Expense	8,484	-	-	-	8,484
Impairment Charge	33,900	7,907	1,281	-	43,088
Earnings of Unconsolidated Affiliates, Net of Dividends	1,903	-	(327)	-	1,576
Equity in Earnings from Subsidiaries	(2,531)	-	-	2,531	-
Loss on Disposition of Plant and Equipment	2,783	75	81	-	2,939
Provision for Deferred Income Taxes	(16,717)	(672)	(58)	-	(17,447)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	(108,828)	(46,758)	4,970	96,644	(53,972)
(Increase) Decrease in Inventories	25,767	(21,983)	1,097	2,251	7,132
Decrease in Prepaid Expenses and Other Current Assets	1,959	9,081	518	-	11,558
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	20,311	88,901	(1,094)	(91,500)	16,618
Change in Accrued/Prepaid Pension	(8,426)	35	-	-	(8,391)
Other, Net	(3,958)	(358)	(445)	-	(4,761)
Net Cash Provided by Operating Activities	14,073	55,461	10,955	7,350	87,839
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(28,446)	(22,038)	(17,516)	-	(68,000)
Proceeds Received on Disposition of Plant and Equipment	487	52	60	-	599
Cash Investment in Subsidiary	8,619	-	181	(8,800)	-
Net Cash Used by Investing Activities	(19,340)	(21,986)	(17,275)	(8,800)	(67,401)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	44,838	(42,071)	3,811	(7,051)	(473)
Cash Dividends Paid	(43,870)	-	(1,201)	1,201	(43,870)
Capital Contributions Received	-	382	(7,682)	7,300	-
Stock Option Exercise Proceeds and Tax Benefits	3,694	-	-	-	3,694
Treasury Stock Repurchases	(48,232)	-	-	-	(48,232)
Net Cash Used by Financing Activities	(43,570)	(41,689)	(5,072)	1,450	(88,881)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1)	-	2,822	-	2,821
NET DECREASE IN CASH AND CASH EQUIVALENTS	(48,838)	(8,214)	(8,570)	-	(65,622)
Cash and Cash Equivalents, Beginning of Year	57,623	6,812	30,656	-	95,091
Cash and Cash Equivalents, End of Year	$ 8,785	$ (1,402)	$ 22,086	$ -	$ 29,469

(18) Impairment and Disposal Charges:

Impairment charges were recognized in the Consolidated Statements of Earnings, in the Power Products segment, for $4.6 million pretax ($2.8 million after tax) during fiscal 2009 related to the future closure of the Jefferson and Watertown, WI manufacturing facilities expected to be completed by the end of second quarter of fiscal 2010. Additionally, a $1.2 million pretax ($0.7 million after tax) curtailment loss for employee benefits was recorded in fiscal 2009, as further discussed in Note 15 of the Notes to the Consolidated Financial Statements. These facilities currently manufacture all portable generator, home standby generator and pressure washer products marketed and sold by the Company. This production will be consolidated into existing United States engine and lawn and garden product facilities to optimize plant utilization and achieve better integration between engine and end product design, manufacturing and distribution.

Impairment charges were recognized in the Consolidated Statements of Earnings for $43.1 million pretax ($26.2 million after tax) during fiscal 2007, of which $33.9 and $9.2 million were recognized in the Engines and Power Products segments, respectively. The Engines segment $33.9 million charge was primarily for the write-down of assets of the Rolla, MO (Rolla) engine manufacturing facility that closed in the second quarter of fiscal 2008. A decision was made to close the Rolla facility as a result of the Company's analysis to reduce its fixed manufacturing costs by consolidating production into its other existing engine plants in Poplar Bluff, MO and Chongqing, China. The related impaired machinery and equipment no longer used in production was sold in an auction or scrapped during the second quarter of fiscal 2008. The $9.2 million recognized in the Power Products segment primarily relates to the closure of the Port Washington, WI production facility, which closed in the second quarter of fiscal 2009. Management of the Company conducted an analysis of the Company's manufacturing facilities that had been acquired through acquisitions over the past several years. Management concluded to consolidate the lawn and garden manufacturing facilities into three focused factories. A new factory in Newbern, TN, located near the Company's high volume lawnmower engine plants, builds walk behind lawnmowers for the consumer market. An existing factory in McDonough, GA builds riding lawnmowers for the consumer market. A third factory in Munnsville, NY builds commercial riding lawnmowers and zero turn lawnmowers. The production from Port Washington, WI was moved primarily to the McDonough, GA facility.

For each segment, it was determined that the carrying value of the assets exceeded the undiscounted future cash flows. The impairment was computed as the difference between the estimated fair value and the carrying value of the assets. Fair value was determined based on market prices for comparable assets.

Additionally, an expense was recorded within cost of goods sold to accrue for severance payments to be paid to the employees of the Rolla facility. Accrued severance at July 1, 2007 was approximately $1.1 million. Another approximately $1.4 million was accrued in fiscal 2008 and approximately $2.5 million was paid in fiscal 2008, resulting in no remaining accrued severance as of June 29, 2008.

An expense was also recorded within cost of goods sold to accrue for severance payments to be paid to employees of the Port Washington facility. Approximately $1.8 million of severance expense was incurred related to the closure of this facility and $1.6 million was paid, resulting in an approximate $0.2 million accrued severance balance as of June 28, 2009.

(19) Casualty Event:

On December 1, 2008, a fire destroyed inventory and equipment in a leased warehouse facility in Dyersburg, TN. The destroyed facility supported the lawn and garden manufacturing operations in Newbern, TN where production was temporarily suspended as replacement parts and components were expedited. Production at the Newbern plant has since resumed to normal levels.

Assets lost in the fire were valued at approximately $24.9 million. Total insurance installment proceeds received in fiscal 2009 were $22.0 million. The Company believes all property losses incurred are covered under property insurance policies subject to customary incurred loss deductibles.

(20) Subsequent Events:

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," which requires disclosure of the date through which subsequent events have been evaluated, as well as whether the date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company has evaluated subsequent events through August 27, 2009, the date the financial statements were issued. The Company noted no significant subsequent events that occurred through this date requiring adjustment to the financial statements or disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Briggs & Stratton Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)1. present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and its subsidiaries at June 28, 2009 and June 29, 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 28, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **PricewaterhouseCoopers LLP**
Milwaukee, Wisconsin
August 27, 2009

Quarterly Financial Data, Dividend and Market Information (Unaudited)

Quarter Ended	Net Sales (In Thousands)	Gross Profit (In Thousands)	Net Income (Loss) (In Thousands)
Fiscal 2009			
September	**$ 458,151**	**$ 64,719**	**$ (1,956)**
December	**477,481**	**75,897**	**3,192**
March	**673,794**	**112,070**	**25,411**
June	**482,763**	**80,993**	**5,325**
Total	**$ 2,092,189**	**$ 333,679**	**$ 31,972**
Fiscal 2008			
September	$ 367,069	$ 42,844	$ (20,811)
December	477,537	44,317	4,062
March	725,686	124,452	38,870
June	581,101	95,703	479
Total	$ 2,151,393	$ 307,316	$ 22,600

	Per Share of Common Stock			
			Market Price Range on New York Stock Exchange	
Quarter Ended	Net Income (Loss) (1)	Dividends Declared	High	Low
Fiscal 2009				
September	**$ (.04)**	**$ .22**	**$ 21.51**	**$ 11.20**
December	**.06**	**.22**	**17.53**	**11.30**
March	**.51**	**.22**	**18.78**	**11.13**
June	**.11**	**.11**	**17.99**	**13.20**
Total	**$ .64**	**$ .77**		
Fiscal 2008				
September	$ (.42)	$ .22	$33.40	$25.16
December	.08	.22	25.80	21.16
March	.78	.22	22.75	16.35
June	.01	.22	19.00	12.80
Total	$ .46	$ .88		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 24, 2009 was 3,578.

Net Income (Loss) per share of Common Stock represents Diluted Earnings per Share.

(1) Refer to Note 2 of the Notes to Consolidated Financial Statements, for information about Diluted Earnings per Share. Amounts may not total because of differing numbers of shares outstanding at the end of each quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of June 28, 2009, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Executive Officers. Reference is made to "Executive Officers of Registrant" in Part I after Item 4.

(b) Directors. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, under the caption "Election of Directors", and is incorporated herein by reference.

(c) Section 16 Compliance. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

(d) Audit Committee Financial Expert. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, under the caption "Corporate Governance - Audit Committee", and is incorporated herein by reference.

(e) Identification of Audit Committee. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, under the caption "Corporate Governance - Audit Committee", and is incorporated herein by reference.

(f) Code of Ethics. Briggs & Stratton has adopted a written code of ethics, referred to as the Briggs & Stratton Business Integrity Manual applicable to all directors, officers and employees, which includes provisions related to accounting and financial matters applicable to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Controller. The Briggs & Stratton Business Integrity Manual is available on the Company's corporate website at www.briggsandstratton.com. If the Company makes any substantive amendment to, or grants any waiver of, the code of ethics for any director or officer, Briggs & Stratton will disclose the nature of such amendment or waiver on its corporate website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, concerning this item, under the captions "Compensation Committee Report", "Compensation Discussion and Analysis", "Compensation Tables", "Agreements with Executives", and "Director Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, concerning this item, under the captions "Corporate Governance - Director Independence" and "Corporate Governance - Audit Committee" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2009 Annual Meeting of Shareholders, under the captions "Independent Auditors Fees" and "Corporate Governance - Audit Committee", and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

Consolidated Balance Sheets, June 28, 2009 and June 29, 2008

For the Fiscal Years Ended June 28, 2009, June 29, 2008 and July 1, 2007:
- Consolidated Statements of Earnings
- Consolidated Statements of Shareholders' Investment
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

   Schedule II – Valuation and Qualifying Accounts

   All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

   Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JUNE 28, 2009, JUNE 29, 2008 AND JULY 1, 2007

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Balance End of Year
2009	$5,607,000	3,558,000	(1,805,000)	$7,360,000
2008	$4,102,000	4,484,000	(2,979,000)	$5,607,000
2007	$4,851,000	1,211,000	(1,960,000)	$4,102,000

Deferred Tax Assets Valuation Allowance	Balance Beginning of Year	Allowance Established for New Operating and Other Loss Carryforwards	Allowance Reserved for Loss Carryforwards Utilized and Other Adjustments	Balance End of Year
2009	$3,788,000	2,924,000	-	$6,712,000
2008	$ -	3,788,000	-	$3,788,000
2007	$ -	-	-	$ -

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ James E. Brenn

James E. Brenn
Senior Vice President and
Chief Financial Officer

August 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ John S. Shiely

John S. Shiely
Chairman and Chief Executive Officer and Director (Principal Executive Officer)

/s/ James E. Brenn

James E. Brenn
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ David J. Rodgers

David J. Rodgers
Controller (Principal Accounting Officer)

/s/ William F. Achtmeyer

William F. Achtmeyer
Director

/s/ Michael E. Batten

Michael E. Batten
Director

/s/ David L. Burner

David L. Burner
Director

/s/ Keith R. McLoughlin

Keith R. McLoughlin
Director

/s/ Robert J. O'Toole

Robert J. O'Toole
Director

/s/ Charles I. Story

Charles I. Story
Director

/s/ Todd J. Teske

Todd J. Teske
Director

/s/ Brian C. Walker

Brian C. Walker
Director

*Each signature affixed as of August 27, 2009.

BRIGGS & STRATTON CORPORATION
(Commission File No. 1-1370)

EXHIBIT INDEX
2009 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.1 (a)	Amendment to Articles of Incorporation. (Filed as Exhibit 3.1 to the Company's Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated as adopted April 15, 2009. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended March 29, 2009 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, as amended through August 12, 2009, between Briggs & Stratton Corporation and National City Bank which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A/A dated as of August 17, 2009 and incorporated by reference herein.)
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.8	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.9	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
10.0*	Amended and Restated Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 8-K dated December 8, 2008 and incorporated by reference herein.)

Exhibit Number	Document Description
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 11, 2009 and incorporated by reference herein.)
10.3*	Amended and Restated Form of Change of Control Employment Agreement. (Filed herewith.)
10.4*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.4 (a)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with Company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (a)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.5 (b)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.5 (c) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.5 (c)*	2004 Amended and Restated Briggs & Stratton Corporate Incentive Compensation Plan. (Filed as Exhibit B to the Company's 2004 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (d)*	Amended and Restated Briggs & Stratton Corporation Incentive Compensation Plan as Modified October 29, 2004. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for quarter ended September 26, 2004 and incorporated by reference herein.)
10.6*	Premium Option and Stock Award Program. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 9, 2005 and incorporated by reference herein.)
10.6 (a)*	Amended and Restated Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.6 (b)*	Amended and Restated Premium Option and Stock Award Program. (Filed as Exhibit 10.2 to the Company's Report on Form 8-K dated August 11, 2009 and incorporated by reference herein.)
10.6 (c)*	Form of Stock Option Agreement under the Premium Option and Stock Award Program. (Filed as Exhibit 10.6 (a) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)

Exhibit Number	Document Description
10.6 (d)*	Amended Form of Stock Option Agreement under the Premium Option and Stock Award Program, as is effective beginning with plan year 2010. (Filed herewith.)
10.6 (e)*	Form of Restricted Stock Award Agreement under the Premium Option and Restricted Stock Program, as used through plan year 2009. (Filed as Exhibit 10.6 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.6 (f)*	Amended Form of Restricted Stock Award Agreement Under the Premium Option and Stock Award Program, as used through plan year 2009. (Filed as Exhibit 10.6 (c) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (g)*	Amended Form of Restricted Stock Award Agreement Under the Premium Option and Stock Award Program, as is effective beginning with plan year 2010. (Filed herewith.)
10.6 (h)*	Form of Deferred Stock Award Agreement Under the Premium Option and Stock Award Program, as used through plan year 2009. (Filed as Exhibit 10.6 (d) to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.6 (i)*	Amended Form of Deferred Stock Award Agreement Under the Premium Option and Stock Award Program, as is effective beginning with plan year 2010. (Filed herewith.)
10.7*	Amended and Restated Powerful Solution Incentive Compensation Program. (Filed as Exhibit 10.7 to the Company's Report on Form 10-K for fiscal year ended June 29, 2008 and incorporated by reference herein.)
10.8*	Amended and Restated Supplemental Employee Retirement Plan. (Filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed as Exhibit 10.6 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.11 (a)*	Amendment to the Deferred Compensation Plan for Directors. (Filed as Exhibit 10.11 to the Company's Report on Form 10-Q for the quarter ended December 28, 2008 and incorporated by reference herein.)
10.12*	Amended and Restated Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 to the Company's Report on Form 10-K for fiscal year ended July 3, 2005 and incorporated by reference herein.)
10.12 (a)*	Form of Director's Stock Option Agreement under the Director's Premium Option and Stock Grant Program. (Filed as Exhibit 10.12 (a) to the Company's Report on Form 10-Q for quarter ended April 2, 2006 and incorporated by reference herein.)
10.13*	Summary of Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.13 (a)*	Summary of Changes to Director Compensation. (Filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)

Exhibit Number	Document Description
10.14 (a)*	Amendment to Executive Life Insurance Program. (Filed as Exhibit 10.14 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.14 (b)*	Amendment to Executive Life Insurance Plan. (Filed as Exhibit 10.14 (b) to the Company's Report on Form 10-K for fiscal year ended June 27, 2004 and incorporated by reference herein.)
10.15*	Amended and Restated Key Employees Savings and Investment Plan. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
10.15 (a)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.7 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.15 (b)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 30, 2008 and incorporated by reference herein.)
10.15 (c)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended October 1, 2006 and incorporated by reference herein.)
10.15 (d)*	Amendment to the Key Employee Savings and Investment Plan. (Filed as Exhibit 10.15 to the Company's Report on Form 10-Q for the quarter ended December 28, 2008 and incorporated by reference herein.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.17*	Briggs & Stratton Product Program. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 and incorporated by reference herein.)
10.18	Early Retirement Agreement between Briggs & Stratton Corporation and John S. Shiely. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated August 21, 2009 and incorporated by reference herein.)
10.20	Asset Purchase Agreement, dated January 25, 2005, by and among Briggs & Stratton Power Products Group, LLC, Briggs & Stratton Canada Inc., Murray, Inc. and Murray Canada Co. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.21	Transition Supply Agreement, dated February 11, 2005, between Briggs & Stratton Power Products Group, LLC and Murray, Inc. (Form of Transition Supply Agreement filed as Exhibit 10.2 to the Company's Report on Form 8-K dated January 25, 2005 and incorporated by reference herein.)
10.22*	Employment Agreement entered into on January 1, 2009 between Briggs & Stratton Corporation and Michael D. Schoen. (Filed herewith.)

Exhibit Number	Document Description
10.23 (c)	Amended and Restated Multicurrency Credit Agreement, dated July 12, 2007, among Briggs & Stratton Corporation, the financial institutions party hereto, and J.P. Morgan Chase Bank, N.A., La Salle Bank National Association, M&I Marshall & Ilsley Bank, U.S. Bank, National Association, as co-documentation agents, and Bank of America, N.A., as administrative agent, issuing bank and swing line bank, and Banc of America Securities LLC, lead arranger and book manager. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated July 12, 2007 and incorporated by reference herein.)
10.24	Class B Preferred Share Redemption Agreement. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended December 30, 2007 and incorporated by reference herein.)
10.25	Victa Agreement. (Filed as Exhibit 10.25 to the Company's Report on Form 10-K for fiscal year ended June 29, 2008 and incorporated by reference herein.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
18.0	Letter from PricewaterhouseCoopers LLP re Change in Accounting Principal. (Filed as Exhibit 18.0 to the Company's Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm. (Filed herewith.)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of Form 10-K.

Directors

WILLIAM F. ACHTMEYER (1)(2)	Chairman, Managing Partner, President and Chief Executive Officer of The Parthenon Group LLC, a leading strategic advisory and principal investment firm
MICHAEL E. BATTEN (1)(3)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, a manufacturer of power transmission equipment
DAVID L. BURNER (2)(3)	Retired Chairman and Chief Executive Officer, Goodrich Corporation, an aircraft systems and services company
KEITH R. McLOUGHLIN (1)(2)	Chief Operations Officer Major Appliances, AB Electrolux, a manufacturer of major home appliances
ROBERT J. O'TOOLE (3)(4)	Retired Chairman of the Board and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY (3)	Chairman and Chief Executive Officer of the Corporation
CHARLES I. STORY (1)(4)	President of ECS Group, Inc., an executive development company
TODD J. TESKE	President and Chief Operating Officer of the Corporation
BRIAN C. WALKER (2)(4)	President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

JOHN S. SHIELY	Chairman & Chief Executive Officer
TODD J. TESKE	President & Chief Operating Officer
JAMES E. BRENN	Senior Vice President & Chief Financial Officer
WILLIAM H. REITMAN	Senior Vice President – Sales & Customer Support
THOMAS R. SAVAGE	Senior Vice President – Administration
VINCENT R. SHIELY	Senior Vice President & President – Yard Power Products Group
JOSEPH C. WRIGHT	Senior Vice President & President – Engine Power Products Group
RANDALL R. CARPENTER	Vice President – Marketing
DAVID G. DEBAETS	Vice President – North America Operations (Engine Power Products Group)
HAROLD L. REDMAN	Senior Vice President & President – Home Power Products Group
ROBERT F. HEATH	Secretary
DAVID J. RODGERS	Controller
CARITA R. TWINEM	Treasurer

Appointed Vice Presidents & Subsidiary/Group Officers

Corporate

ROBERT F. HEATH	Vice President & General Counsel
RICHARD L. KOLBE	Vice President – Information Technology
JEFFREY G. MAHLOCH	Vice President – Human Resources
PEGGY L. TRACY	Vice President – Customer Experience

Briggs & Stratton Power Products Group, LLC

JAMES H. DENEFFE	Senior Vice President – Business Development

International Power Products Group

PHILIP J. CAPPITELLI	Vice President & General Manager – International Business Development
ROGER A. JANN	Managing Director – Europe
JAMES T. MARCEAU	Vice President & General Manager – International Operations
MARK S. PLUM	Managing Director – Briggs & Stratton Asia
JOSEPH M. SPECTOR	Managing Director – Latin America
EDWARD J. WAJDA	Vice President & General Manager – International

Engine Power Products Group

EDWARD D. BEDNAR	Vice President – Procurement & Logistics
JOHN R. GUY III	Vice President – Service
PETER HOTZ	Vice President – Engine Product Development
MARVIN B. KLOWAK	Vice President – Research & Development & Quality
MICHAEL M. MILLER	Vice President – General Sales Manager
PAUL R. PESCI	Vice President – Commercial Power Products
MARTIN C. STRAUBE	Vice President – Sourcing
RICHARD R. ZECKMEISTER	Vice President – North American Consumer Marketing & Planning

Appointed Vice Presidents & Subsidiary/Group Officers

Home Power Products Group

FLOYD L. BRETZMAN	Vice President – Product Support
HAYES A. HOLLIBAUGH	Vice President – Sales Home Power Products
DONALD W. KLENK	Vice President – Operations
THOMAS E. WISER	Vice President – Home Standby Sales
ROBERT N. YOUNG	Vice President – Business Units

Yard Power Products Group

DON S. SCHOONENBERG	Vice President – Administration
RANDALL E. BALLARD	Vice President – Yard Power Sales
RICHARD E. FELDER	Vice President – Dealer Recruitment
DANIEL B. KENNEDY	Vice President – Procurement
DAVID T. MAUER	Vice President – Operations
ERIK P. MEMMO	Vice President – Territory Sales
DAVID G. MILAM	Vice President – Business Units
DAVID E. MILNER	Vice President – Dealer Sales
SCOTT L. MURRAY	Vice President – Parts & Service
WILLIAM L. SHEA	Vice President – Sales & Markets
STEVEN SILVIS	Vice President – Logistics
PHILIP H. WENZEL	Vice President – Operations-Munnsville

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, the latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, Section 16 filings, code of ethics for principal executive, financial and accounting officers and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact James E. Brenn, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact Laura A. Timm, Director of Corporate Communications & Events, at 414-256-5123.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, on November 7, 2008, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

National City Bank, now a part of PNC
Shareholder Service Operations
Locator #01-5352
P.O. Box 92301
Cleveland, OH 44101-4301

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to National City Bank, at 1-800-622-6757.

FISCAL 2009 AUDITORS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201

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Whether you're talking about a person or their power equipment, the engine inside is what gets the job done. Briggs & Stratton believes in empowering the human can-do spirit and supports self-initiative and putting one's know-how to good use.

Supporting the power within each of us is our brand promise. It's why nearly 6,700 people contribute to building engines and outdoor power equipment in our facilities each year. And it's the reason why consumers look for the Briggs & Stratton brand when they shop for power equipment.

Our promise to you is to create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will embrace our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products.

In pursuing this mission, we will provide power for all people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to your investment.

BRIGGS & STRATTON®

THE POWER WITHIN™



down to earth

A Briggs & Stratton Commitment

Briggs & Stratton's legacy of corporate social responsibility and community involvement is reflected in its longstanding commitment to environmental stewardship. This has meant a continuous drive to improve operating efficiency, integrating environmentally friendly technology into our products, and reducing our environmental footprint globally.

Consider this:

- We were one of the first companies in the United States to treat and recycle wastewater from plating operations.
- Emissions from our engine painting process have been reduced by more than 85 percent since 1990.
- We have eliminated cyanide and the heavy metals chromium and nickel in our piston plating operations, replacing the metals with iron. These changes created a superior piston, manufactured in a way that has significantly reduced environmental impacts.
- We currently recycle 100 percent of our aluminum scrap, and all of the cast iron components used in our products come from recycled materials.
- Annually, we recycle approximately 25,000 lbs of computer and electronic devices.

These are only a few of the many actions that demonstrate our commitment to environmental stewardship. An engaged workforce, committed leadership and dedicated internal resources have made such advances possible. These same factors have helped us reduce the emissions produced by our engines by up to 75 percent since 1995. And by 2012, Briggs & Stratton will lower engine emissions by at least 35 percent. From the world's largest producer of small 4-cycle engines, that's no small commitment. However, it is just one indication of Briggs & Stratton's dedication to building on and expanding its environmental achievements for another 100 years.

The cover of this report is printed on 30% post consumer recycled paper.

BRIGGS&STRATTON CORPORATION

POST OFFICE BOX 702
MILWAUKEE, WI 53201 USA
414 259 5333

BRIGGS&STRATTON®

THE POWER WITHIN™